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MARTHA STEWART LIVING OMNIMEDIA, INC.

2009 ANNUAL REPORT

2010 NOTICE OF ANNUAL MEETING
AND
PROXY STATEMENT

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A Letter
From Charles Koppelman

Dear Fellow Stockholders,

While financial results for 2009 reflected the economic headwinds faced by many consumer and media businesses, we ended the year on an encouraging note with growth in operating income in each of our segments in the fourth quarter. These gains reflect the steps we've taken to diversify and broaden our offerings. They also support early indications of economic improvement and underscore the strength of our brands.

On the media front, we weathered a challenging environment and emerged with our magazines in good shape, with a thriving digital presence and with a growing Broadcasting business that's poised for exciting new opportunities. We continued to execute on our Merchandising strategy of diversification and expansion, building on the success of our established relationships and forging several significant new partnerships. We are very proud to be working with best-in-class partners to bring our high-quality products to consumers in stores where they expect to find us.

Our 2009 results and our strategic goals for 2010 are reflected in developments across all of our key businesses:

Merchandising: We completed the process of transitioning our Merchandising business for diversified, long-term sustainable growth. In 2010, we will have about 30 partnerships in place, with a retail presence in more than 5,000 doors across the United States and Canada.

Our partnership with Macy's and our *Martha Stewart Crafts* line at Michaels and other retailers performed well and our products continued to resonate with consumers. We announced an exciting new relationship with The Home Depot to offer an exclusive *Martha Stewart Living* brand of home-improvement products in select categories, including Outdoor Living, Home Organization, Home Décor, Paint and more. We also introduced *Martha Stewart Clean*, a line of natural cleaning products with Hain Celestial Group, and a Martha Stewart Weddings program at Sandals and Beaches resorts across the Caribbean. In addition, we are creating a new line of pet-related products, *Martha Stewart Pets*, which launches at PetSmart stores in late spring 2010. The weddings and pets initiatives reflect our ongoing strategic effort to expand our franchises by leveraging our strong brand equity into large, fragmented categories, including weddings, pets, holidays, food and entertaining, crafts, and whole living.

Publishing: It was a challenging year for the publishing industry, but our magazines saw some recovery in the fourth quarter with growth in ad revenue for the first time since the second quarter of 2008. Our loyal readers continue to look to us for high-quality content. It's worth noting that overall, Martha Stewart titles reported gains in total circulation in the second half of 2009 due to stated rate-base increases. Our books business continued to flourish with five best-selling books in 2009, including *Martha Stewart's Encyclopedia of Crafts*, *Martha Stewart's Cupcakes*, *Martha Stewart's Dinner at Home*, *Emeril at the Grill* and *Emeril 20-40-60: Fresh Food Fast*.

Internet: Our Internet business had a terrific year with total ad revenue up 19% over 2008 and record traffic across our digital properties. We continued to enhance our platform with new content centers, photo galleries, and blogs. In addition, we introduced an e-commerce channel on marthastewart.com, showcasing and promoting products while also providing access to a range of Martha Stewart-branded products in a single, virtual location. In early 2010, we also launched into the mobile space with our first-ever app on the App Store, Martha's Everyday Food, which offers iPhone and iPod Touch users access to thousands of family-friendly *Everyday Food* magazine recipes that can be shared, saved, and organized into mobile shopping lists.

Broadcasting: Broadcasting performed well in 2009 but the real headline is a strategic development for 2010. In January, we announced that MSLO has entered into a multi-year, strategic relationship to provide original lifestyle programming on Hallmark Channel, which reaches nearly 90 million households nationwide. Beginning in September 2010, *The Martha Stewart Show*, Martha's Emmy-winning daytime television show, will air every weekday morning on Hallmark Channel. It will be followed by an additional 90 minutes of new programming, showcasing MSLO's experts and personalities. In addition, Hallmark Channel will air two encore performances of *The Martha Stewart Show* every weekday afternoon as well as numerous holiday and interview specials for prime time on the network. With the network's recent acquisition of an exclusive license for domestic television rights to MSLO's archive of lifestyle content, Hallmark Channel is already offering a block of our home and lifestyle programming.

This partnership brings together two powerful and trusted brands in the lifestyle arena. It has strategic value for MSLO for a number of reasons:

- We get a triple run for Martha's daytime show, increasing our reach for our advertising and merchandising partners
- We have the opportunity to build other brands and experts in a block of time that we'll be programming
- It's an opportunity for us to showcase our merchandising product lines
- It's a big win for consumers, who will now be able to find Martha on a single channel at consistent time periods across the country

---

We're also very excited about *The Emeril Lagasse Show*, Emeril's new weekly entertainment show on ION Television, which is one of the fastest-growing U.S. television networks, reaching more than 96 million households. The show will have a desirable primetime slot at 8 p.m. on Sundays, beginning this spring.

These new developments signal a strategic shift for us. We have long referred to Broadcasting as the megaphone for our brand—and it continues to be a promotional vehicle for us. But by monetizing our rich library of content and strategically developing new programming, we believe it can also be an engine for profits.

As we look to 2010 and beyond, we see an abundance of opportunities that allow us to capitalize on our strong brands and our attractive business model.

Our strategic agenda is to:

- strengthen and expand our media business by building new brands, exploring new distribution opportunities for our assets, and further capitalizing on our ability to offer cross-platform programs to advertisers
- grow our merchandising business by leveraging our brand equity to expand established businesses, and by diversifying into new categories and distribution channels
- expand internationally

We begin a new decade—and a new era—with a portfolio of strong brands, and solid media platforms—including an exciting new Broadcasting relationship—as well as a more diverse group of best-in-class partners and product offerings that we expect will allow our business to resume its growth. We have taken significant actions to streamline our cost structure, which is geared to support improved profitability. In addition, we have maintained a healthy balance sheet that should give us financial and strategic flexibility to execute on our growth strategy. This is the foundation of our business. As we embrace opportunities to build on it, we would like to acknowledge the contributions of our valued directors, whose insight and experience broaden our knowledge base, and the dedication of our talented employees. We would also like to thank you, our stockholders, for your investment in MSLO and your loyalty to the company.

Sincerely,



Charles Koppelman
Executive Chairman and Principal Executive Officer

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A Letter
From Martha Stewart

Dear Fellow Stockholders:

At Martha Stewart Living Omnimedia, we take great pleasure in helping consumers celebrate all kinds of occasions. In our magazines, on our TV and radio shows and on our websites, we celebrate everything from holiday gatherings to weddings, from special events to the perfectly ordinary family dinner. We celebrate our favorite finds, our secret sources, and our latest innovations. We celebrate the art of everyday living.

This year we have even more to celebrate than usual. In December, we will mark an important milestone in our company's history: the 20th anniversary of our flagship magazine, *Martha Stewart Living*. I can hardly believe how quickly the time has gone; my memories of those early years are so vivid. There was just a small group of us back then, working together in a tiny office in the Time & Life Building. From homemade wrapping paper to holiday desserts, everything featured in our premiere issue was hands-on and personal. Even today, with a great many more hands, it still is. Creativity and the personal touch make everything more meaningful.

Our mission is to make everyday living special and special occasions even more beautiful. The purest expression of that objective can be found in the pages of *Martha Stewart Living*. But it also drives and shapes everything we do and offer across our media and merchandising businesses.

The last year was an enormously productive one for our Merchandising business. We continued to build on our existing product programs, such as the *Martha Stewart Collection* at Macy's and *Martha Stewart Crafts*, sold at Michaels and independent retailers. In addition, we forged several new merchandising partnerships, the fruits of which include our *Martha Stewart Clean* line of natural cleaning products, our Martha Stewart Weddings program at Sandals and Beaches resorts, and our forthcoming *Martha Stewart Pets* products at PetSmart.

As a life-long do-it-yourself enthusiast, I'm most excited about our new relationship with The Home Depot and the beautiful, innovative design solutions we are offering in a variety of categories at The Home Depot stores in the United States and Canada. With The Home Depot, we are able to take our mission of turning dreamers into doers a step further by providing consumers with the tools they need to accomplish their projects, whether it's a beautifully furnished patio, a well-organized closet, or freshly painted rooms in the most gorgeous hues.

I am also excited to be expanding our broadcast offerings to our new television home, Hallmark Channel. Beginning in Fall 2010, the cable network will air *The Martha Stewart Show,* which enters its sixth season in September, as well as original series and prime-time specials that we're developing. Select programming from our rich library of home and lifestyle programming is already airing on Hallmark Channel every weekday, and I'm looking forward to introducing new and original shows. It has long been my intention to bring our unique evergreen content to television in an expansive way. At Hallmark Channel, we have found the perfect home for the programming that consumers look to us for—programming that informs, entertains, and inspires. We are also pleased that viewers will be able to find *The Martha Stewart Show* at consistent times—at 10 a.m., with encore performances at 4 and 5 p.m.—everywhere it airs.

As evidenced by our new relationship with Hallmark Channel, we continue to focus on enhancing our media platforms. This is especially important with our Internet business, which has been a vibrant part of our company from the beginning. As a means of communication and commerce, the Internet continues to grow and evolve, and our digital platform is growing and evolving with it. To remain current and relevant, innovation is essential. That is why we are always looking at new ways to augment our four websites and to offer new tools and fresh content. That is why I am active on Twitter (I hope you're among my followers!) and why I blog nearly every day. And that is why we recently introduced Martha's Everyday Food, our first app for the iPhone and iPod Touch. It provides access to thousands of *Everyday Food* recipes and grocery shopping lists. Almost immediately after it launched, it became the No. 1 paid app in the lifestyle category on the App Store—and, as of this writing, continues to be among the most popular paid lifestyle apps.

We have learned that, to reach consumers, we must continually attract and keep their eyes and ears, and be available wherever they are—which is everywhere these days. As important, you must be where they are going—hence my current fascination with devices like the Apple iPad, the Sony Dash and the Hewlett-Packard Slate. My focus is not on how to apply this innovative new technology to magazines, but on what we can do to create the next generation of digital experiences. These technologies offer a fresh canvas on which to paint, and we are actively exploring them. In fact, later this year we plan to introduce a special issue of *Martha Stewart Living* that will take full advantage of the sight, sound, and motion of digital magazines. We can't wait to share this interactive experience with you!

As we continue to innovate in the digital space, we remain committed to our magazines and books. Every book we published in 2009 was a best seller. We're off to a great start in 2010 with *Everyday Food: Fresh Flavor Fast* and *Martha Stewart's Encyclopedia of Sewing and Fabric Crafts,* both of which appeared on *The New York Times* best-seller list shortly after publication. The crafts encyclopedia is our 71st Martha Stewart title and, if we include Chef Emeril Lagasse's excellent books, our ninth consecutive best seller.

The great inventor Thomas Edison said, "There's a way to do it better—find it." At Martha Stewart Living Omnimedia, these are words to live by—and to work by. We are always seeking the best way to do something. Our approach is highly collaborative, distinguished by the lively exchange of ideas from all corners of our business. Our Merchandising group benefits from insights from our editorial decorating team, whose approach is, in turn, enriched by exposure to our crafters, whose creative vision might spark the imagination of our events or our digital groups. My plan to have our New York team under one roof, in the landmarked Starrett-Lehigh Building, was finally realized at the end of 2009. We are already experiencing the benefits—and not only because the consolidation of space is economical. Our operation is much more efficient and effective, and our creative home is infused with fresh energy.

Some of that fresh energy can be attributed to a few new and extremely talented members of the extended MSLO family. I'm pleased to announce the appointment of our new Editor in Chief of *Living*, Vanessa Holden. I am also delighted to welcome Chief Financial Officer Kelli Turner, General Counsel Peter Hurwitz, Executive Vice President for Media Sales and Marketing Janet Balis, and *Whole Living* Editor in Chief Alex Postman. They join a strong team whose hard work and creativity is an endless source of pride and inspiration to me. I am honored to work with them. And I am honored to count you among our valued stockholders. Thank you for your commitment to our company and to the creative values we embrace and, yes, *celebrate* each and every day.

Sincerely,



Martha Stewart
Founder

FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

MARTHA STEWART LIVING OMNIMEDIA, INC.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to ___________

Commission file number 001-15395

MARTHA STEWART LIVING OMNIMEDIA, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**52-2187059**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
601 West 26th Street, New York, New York	**10001**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 827-8000**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, Par Value $0.01 Per Share	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the number of shares outstanding and using the price at which the stock was last sold on June 30, 2009, was $79,080,458.*

* Excludes 2,194,423 shares of our Class A Common Stock, and 26,690,125 shares of our Class B Common Stock, held by directors, officers and our founder, as of June 30, 2009. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the Company, or that such person controls, is controlled by or under common control with the Company.

Number of Shares Outstanding As of March 2, 2010
28,277,599 shares of Class A Common Stock
26,690,125 shares of Class B Common Stock

Documents Incorporated by Reference.
Portions of Martha Stewart Living Omnimedia, Inc.'s Proxy Statement for Its 2010 Annual Meeting of Stockholders are Incorporated by Reference into Part III of This Report.

TABLE OF CONTENTS

PART I

Item 1. Business 3
- Overview 3
- History 4
- Publishing 4
- Broadcasting 6
- Internet 7
- Merchandising 8
- Intellectual Property 11
- Available Information 11

Item 1A. Risk Factors 11
Item 1B. Unresolved Staff Comments 18
Item 2. Properties 18
Item 3. Legal Proceedings 18
Item 4. Reserved 18

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 19
Item 6. Selected Financial Data 21
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations 22
Item 7A. Quantitative and Qualitative Disclosure About Market Risk 37
Item 8. Financial Statements and Supplementary Data 38
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 38
Item 9A. Controls and Procedures 38
Item 9B. Other Information 41

PART III

Item 10. Directors, Executive Officers and Corporate Governance 41
Item 11. Executive Compensation 41
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 41
Item 13. Certain Relationships and Related Transactions, and Director Independence 42
Item 14. Principal Accountant Fees and Services 42

PART IV

Item 15. Exhibits and Financial Statement Schedules 43
- Signatures 47

Index to Consolidated Financial Statements, Financial Statement Schedules and Other Financial Information F-1
Report of Independent Registered Public Accounting Firm F-2
Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007 .... F-3
Consolidated Balance Sheets at December 31, 2009 and 2008 .... F-4
Consolidated Statements of Shareholders' Equity and Comprehensive Loss for the years ended December 31, 2009, 2008 and 2007 .... F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007 .... F-6
Notes to Consolidated Financial Statements F-7
Financial Statement Schedule: II — Valuation and Qualifying Accounts for the years ended December 31, 2009, 2008 and 2007 .... F-28

In this Annual Report on Form 10-K, the terms "we," "us," "our," "MSO" and the "Company" refer to Martha Stewart Living Omnimedia, Inc. and, unless the context requires otherwise, Martha Stewart Living Omnimedia LLC ("MSLO LLC"), the legal entity that, prior to October 22, 1999, operated many of the businesses we now operate, and their respective subsidiaries.

FORWARD-LOOKING STATEMENTS

All statements in this Annual Report on Form 10-K, except to the extent describing historical facts, are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent our current beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. These statements often can be identified by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "potential" or "continue" or the negative of these terms or other comparable terminology. Our actual results may differ materially from those projected in these statements, and factors that could cause such differences include those factors discussed in "Risk Factors" in Item 1A of this Annual Report on Form 10-K and those discussed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7, as well as other factors. Forward-looking statements herein speak only as of the date of filing of this Annual Report on Form 10-K. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our reports to the Securities and Exchange Commission (the "SEC").

PART I

Item 1. *Business.*

OVERVIEW

We are an integrated media and merchandising company providing consumers with inspiring lifestyle content and well-designed, high-quality products. Our Company is organized into four business segments with Publishing, Broadcasting and Internet representing our media segments that are complemented by our Merchandising segment, a combination that enables us to cross-promote our content and products.

Our growth strategy is three-pronged:

- Strengthen and expand our media business by building new brands, exploring new distribution opportunities for our assets, and further capitalizing on our ability to offer cross-platform programs to advertisers
- Grow our merchandising business by leveraging our brand equity to expand established businesses and by diversifying into new categories and distribution channels; and
- Expand internationally

The media and merchandise we create generally encompasses eight core areas:

- Cooking and Entertaining (recipes, techniques, and indoor and outdoor entertaining)
- Holidays (celebrating special days and special occasions)
- Crafts (how-to projects)
- Home (decorating, collecting and renovating)
- Whole Living (healthy living and sustainable practices)
- Weddings (all aspects of planning, celebrating and commemorating a wedding)
- Organizing (homekeeping, petkeeping, clotheskeeping, restoring and other types of domestic maintenance)
- Gardening (planting, landscape design and outdoor living)

As of March 1, 2010, we had approximately 620 employees. Our revenues from foreign sources were $10.8 million, $13.4 million and $12.3 million in 2009, 2008 and 2007, respectively. Substantially all of our assets are located within the United States.

HISTORY

Martha Stewart published her first book, *Entertaining*, in 1982. Over the next eight years she became a well-known authority on the domestic arts, authoring eight more books on a variety of our core content areas. In 1991, Time Publishing Ventures, Inc. ("TPV"), a subsidiary of Time Inc., launched *Martha Stewart Living* magazine with Ms. Stewart serving as its editor-in-chief. In 1993, TPV began producing a weekly television program, *Living*, hosted by Ms. Stewart. In 1995, TPV launched a mail-order catalog, *Martha by Mail*, which made available products featured in, or developed in connection with, the magazine and television program. In late 1996 and early 1997, a series of transactions occurred resulting in MSLO LLC acquiring substantially all Martha Stewart-related businesses. Ms. Stewart was the majority owner of MSLO LLC; TPV retained a small equity interest in the business. On October 22, 1999, MSLO LLC merged into MSO, then a wholly owned subsidiary of MSLO LLC. Immediately following the merger, we consummated an initial public offering.

BUSINESS SEGMENTS

Our four business segments are described below. Additional financial information relating to these segments may be found in Note 16 to our Consolidated Financial Statements.

PUBLISHING

In 2009, our Publishing segment accounted for 53% of our total revenues, consisting of operations related to magazine and book publishing. Revenues from magazine advertising and circulation represented approximately 58% and 39%, respectively, of the segment's revenues in 2009.

Magazines

Martha Stewart Living. Our flagship magazine, *Martha Stewart Living*, is the foundation of our publishing business. Launched in 1991 as a quarterly publication with a circulation of 250,000, we currently publish *Martha Stewart Living* on a monthly basis with a rate base of 2.025 million, effective with the January 2009 issue. The magazine appeals primarily to the college-educated woman between the ages of 25 and 54 who owns her principal residence. *Martha Stewart Living* offers lifestyle ideas and original how-to information in a highly visual, upscale editorial environment. The magazine has won numerous prestigious industry awards and generates a substantial majority of our magazine revenues, primarily from advertising revenue.

Martha Stewart Weddings. We launched *Martha Stewart Weddings* in 1994, originally as an annual publication. In 1997, it went to semi-annual publication and became a quarterly in 1999. *Martha Stewart Weddings* targets the upscale bride and serves as an important vehicle for introducing young women to our brands. *Martha Stewart Weddings* is distributed primarily through newsstands. In addition to quarterly publications, we have issued special publications including, most recently, *Martha Stewart's Destination Weddings & Dream Honeymoons*, which was on sale in the fourth quarter of 2009.

Everyday Food. We launched *Everyday Food* in September 2003 after publishing four test issues. This digest-sized magazine featuring quick, easy recipes was created for the supermarket shopper and the everyday cook. *Everyday Food* targets women ages 25 to 49, and is intended to broaden our consumer audience while developing a new brand and diversifying our revenue.

Body + Soul. In August 2004, we acquired certain assets and liabilities of *Body + Soul* magazine and *Dr. Andrew Weil's Self Healing* newsletter ("Body & Soul Group"), which are publications featuring "natural living" content. The magazine generates both advertising and circulation revenue, while the newsletter generates substantially all of its revenue from subscriptions. Body & Soul Group also sells a limited line of merchandise related to "natural living," which we record as publishing revenue attributed to *Body + Soul*. In 2008, we increased the frequency of *Body + Soul* to 10 issues from 8 issues in 2007. We have recently discontinued our relationship with Dr. Andrew Weil and in 2010 will no longer publish *Dr. Andrew Weil's Self Healing* newsletter or any Dr. Weil special interest publications. There will be some residual sales from merchandising products that are still in inventory, but no new inventory will be added. Effective with the June 2010 issue, we plan to change the name of *Body + Soul/Whole Living* magazine to *Whole Living* in an attempt to more effectively integrate with our corresponding website, *wholeliving.com,* and to broaden the editorial coverage of the magazine, which we believe may provide opportunities to increase consumer and advertising demand.

Blueprint: Design Your Life. In 2006, we began testing a new magazine called *Blueprint: Design Your Life.* Geared to women ages 25-39, *Blueprint* targeted a different demographic than our core consumer, while maintaining our distinctive "how-to" approach, covering home, fashion, and beauty. After two test issues in 2006 and six in 2007, we decided to discontinue publishing the title on a stand-alone basis after the January/February 2008 issue.

Magazine Summary

Certain information related to our subscription magazines is as follows:

Title	2008 Frequency	2008 Rate Base *	2009 Frequency	2009 Rate Base *	2010 Rate Base *
Martha Stewart Living	12	2,000,000	12	2,025,000	2,025,000
Martha Stewart Weddings	5**	N/A***	5**	N/A***	N/A***
Everyday Food	10	900,000	10	1,000,000	1,000,000
Body + Soul	10	550,000	10	600,000	650,000

* Rate base increases are effective with the January issues which typically are on sale in December of the prior fiscal year.

** Includes one special issue of *Martha Stewart Weddings*

*** Does not have a stated rate base.

Special Interest Publications. In addition to our periodic magazines, we occasionally publish special interest magazine editions. Our special interest publications provide in-depth advice and ideas around a particular topic in one of our core content areas, allowing us to leverage our distribution network to generate additional revenues. Our special interest publications are generally sponsored by multiple advertisers and are sold at newsstands. In 2009, we published *Halloween* and *Holiday Sweets,* and three *Body + Soul* special interest publications. The *Body + Soul* specials were published under the Dr. Weil brand and, at this time, we have no plans to continue producing *Body + Soul* special interest publications.

Magazine Production, Distribution and Fulfillment. We print most of our domestic magazines under agreements with R. R. Donnelly and currently purchase paper through an agreement with Time Inc. While paper used in our magazines is widely available, volatility in the paper market resulted in decreased paper manufacturing capacity during 2008 and 2009. During 2009, we realized the first decreases in paper prices in 18 months because of decreasing market demand. We expect paper market pricing to stabilize in 2010 after experiencing declines throughout 2009. Increased fuel costs in 2009 impacted our costs for magazine distribution and ink. We use no other significant raw materials in our businesses. Newsstand distribution of the magazines is handled by Time Warner Retail Sales and Marketing ("TWRSM"), an affiliate of Time Inc., under an agreement that expires with the December 2010 issue of *Martha Stewart Living.* In early 2009, two of the four major logistics providers ("wholesalers") used for newsstand distribution announced price increases. TWRSM ceased using one of these companies for distribution and was subsequently able to reach an agreement with the other to retain its earlier pricing structure. It is possible that the other wholesalers may also seek price increases. Subscription fulfillment services for our magazines are provided by Time Customer Service, another affiliate of Time Inc., under an agreement that expires in June 2014.

Books

In the second quarter of 2007, we announced a multi-year agreement with Clarkson Potter/Publishers to publish 10 Martha Stewart branded books. Subsequent amendments ultimately increased the number of books to be delivered to 16. In 2009, three books were published under this agreement — *Martha Stewart's Cupcakes, Martha Stewart's Encyclopedia of Crafts and Martha Stewart's Dinner at Home* — all of which were on *The New York Times* bestseller list.

In August 2008, we announced a multi-year agreement with Harper Studio to publish 10 Emeril Lagasse branded books. Two books, *Emeril at the Grill* and *Emeril 20-40-60* were published under this agreement in 2009 and were both on *The New York Times* bestseller list.

Through our efforts in the books business and the rights we acquired related to Emeril's book backlist, we now have a library of approximately 80 books.

Competition

Publishing is a highly competitive business. Our magazines, books and related publishing products compete with other mass media and many other types of leisure-time activities. Competition for advertising dollars in magazine operations is primarily based on advertising rates, as well as editorial and aesthetic quality, the desirability of the magazine's demographic, reader response to advertisers' products and services and the effectiveness of the advertising sales staff. *Martha Stewart Living* competes for readers and advertising dollars with women's service, decorating, cooking and lifestyle magazines and websites. *Everyday Food* competes for readers and advertising dollars with women's service and cooking magazines and websites. *Martha Stewart Weddings* competes for readers and advertising dollars primarily with wedding service magazines and websites. *Body + Soul* competes for readers and advertising dollars primarily with women's lifestyle, health, fitness, and natural living magazines and websites. Our special interest publications can compete with a variety of magazines depending on the focus of the particular issue. Please also look to our risk factors in Item 1A for further information on competitive pressures in our Publishing segment.

Seasonality

Our Publishing segment can experience fluctuations in quarterly performance due principally to publication schedule variations from year to year, timing of direct mail expenses, delivery schedule of our long-term book contracts, and other seasonal factors. Not all of our magazines are published on a regularly scheduled basis throughout the year. For example, *Martha Stewart Weddings* was published 5 times in 2009: 2 issues in the second quarter and 3 issues in the fourth quarter. Additionally, the publication schedule for our special interest publications can vary and lead to quarterly fluctuations in the Publishing segment's results.

BROADCASTING

Our Broadcasting business segment accounted for 19% of our total revenues in 2009. The segment consists of operations relating to the production of television programming, the domestic and international distribution of our library of programming in existing and repurposed formats, revenue derived from the provision of talent services, and the operations of our satellite radio channel. We generally own the copyrights in the programs we produce for television and radio distribution.

We recently announced that in September 2010, season 6 of *The Martha Stewart Show* will air on cable on the Hallmark Channel. Alongside *The Martha Stewart Show* will be an additional hour and one-half of daily original programming specifically produced for the Hallmark Channel as companion programs. Additionally, we will produce periodic holiday and interview specials that will air in prime time on the channel. *The Martha Stewart Show* launched in September 2005 as a syndicated daily lifestyle series hosted by Martha Stewart and it generates the majority of the Broadcasting segment's revenue. Filmed in front of a studio audience, the show consists of several segments, each featuring inspiring ideas and new projects from one or several of our core content areas. NBC Universal Domestic Television Distribution currently distributes the program domestically. The Broadcasting segment previously produced the *Living* show, which ceased airing in September 2004. Revenues for *The Martha Stewart Show* currently are mostly comprised of advertising, licensing and product integrations.

We began to offer, in October 2007, access to segments from our library of programming through an advertising-supported, free video-on-demand service. *Martha Stewart On Demand* is currently available to Comcast, Cablevision, Direct TV and Cox digital cable customers. We provide a total of 3.5 hours of content which is updated monthly with 50% refreshed content.

In 2008, the "Whatever Girls," a popular duo on the *Martha Stewart Living Radio* channel on Sirius XM Satellite Radio, debuted a new show called *Whatever Martha!* The program currently airs on the Fine Living cable channel and includes original commentary on classic clips of *Living.*

Everyday Food, a half-hour original series inspired by the magazine of the same name, airs weekly on PBS stations nationwide. Unlike revenues for *The Martha Stewart Show,* revenues for the *Everyday Food* series are provided by underwriters. In 2008, we added a spin-off companion show, *Everyday Baking from Everyday Food,* which also aired weekly on PBS stations. In 2009, we decided not to produce an additional season of *Everyday Baking from Everyday Food* and have no plans, at this time, to resume production.

We recently announced a new television series, *The Emeril Lagasse Show,* which will be broadcast on ION Television. The hour-long weekly primetime program will star Emeril Lagasse as host and will feature interviews with celebrity and non-celebrity guests, music performances and cooking segments. Scheduled to launch in the second quarter of 2010, *The Emeril Lagasse Show* will be co-financed by us and ION Media, ION Television's parent company, with revenues from advertising and integrations, as well as production expenses, to be split.

During 2008, we entered into an agreement with Discovery Talent Services LLC pursuant to which Emeril Lagasse provides talent services for the television series *Emeril Green* currently airing daily on Discovery's Planet Green channel. Additionally, we acquired certain television agreements in connection with our April 2008 acquisition of specific Emeril Lagasse assets and entered into additional agreements related thereto. Pursuant to these agreements, we receive talent fees for Emeril Lagasse's services provided for the Television Food Network ("TVFN") series *Essence of Emeril* and license fees for the exploitation of the series *Emeril Live,* as well as fees for ongoing consulting services to TVFN.

In November 2009, we renewed our agreement with Sirius XM Satellite Radio for an additional two years. The *Martha Stewart Living Radio* channel launched on Sirius Satellite Radio, now known as Sirius XM Satellite Radio, in November 2005 providing programming 24 hours a day, seven days a week. Under the terms of the new agreement, Emeril Lagasse is creating a twice weekly show — adding to the complement of MSLO experts that create 65 hours of original programming each week. We receive licensing and advertising revenues from this arrangement.

Competition

Broadcasting is a highly competitive business. Our television programs compete directly for viewers, distribution and/or advertising dollars with other lifestyle and how-to television programs, as well as with general programming on other television stations and all other competing forms of media. Overall competitive factors in this segment include programming content, quality and distribution as well as the demographic appeal of the programming. As in our other media, competition for television and radio advertising dollars is based primarily on advertising rates, audience size and demographic composition, viewer response to advertisers' products and services and effectiveness of the advertising sales staff. Our radio programs compete for listeners with similarly themed programming on both satellite and terrestrial radio. Please also look to our risk factors in Item 1A for further information on competitive pressures in our Broadcasting segment.

Seasonality

Our Broadcasting segment can experience fluctuations in quarterly performance due to, among other things, seasonal advertising patterns and seasonal influences on people's viewing habits. Because seasons run 12 months beginning and ending in the middle of September, the 2009 results include a large portion of season 4 and the first 16 weeks of season 5, currently still airing in syndication. Original episodes typically run September to May with repeat episodes airing over the summer. Original episodes command higher ratings and consequently higher revenues.

INTERNET

In 2009, revenues from the Internet segment accounted for 7% of our total revenues. Advertising is the primary source of revenue for our Internet segment, principally advertising sales on our website, *marthastewart.com.*

marthastewart.com

The *marthastewart.com* website offers recipes, articles and video, integrated across the Martha Stewart brands in the following categories: food, entertaining, holidays, home and garden, crafts, weddings, pets and whole living. In 2007, we relaunched the site as a content-focused media site. The site relaunch and subsequent releases included the development of a community platform and blog network. In 2008, we spun off two channels of *marthastewart.com* into standalone websites, *marthastewartweddings.com* and *wholeliving.com.*

marthastewartweddings.com

In 2008, we launched *marthastewartweddings.com* to guide brides-to-be through the planning and designing of their weddings, with a strong emphasis on identifying and developing each bride's personalized wedding style.

wholeliving.com

In 2008, we also launched *wholeliving.com,* a website designed to help women achieve their goals for living better lives, with a focus on wellness and beauty, healthy recipes, green living, fitness, and personal happiness.

WeddingWire

In the first quarter of 2008, we entered into a series of transactions with WeddingWire, a localized wedding platform that combines an online marketplace with planning tools and a social community. In exchange for a cash payment of $5.0 million, we acquired approximately 43% of the equity in WeddingWire. We also entered into a commercial agreement related to software and content licensing, and media sales. The addition of WeddingWire's planning tool set to our site expands our wedding's franchise and further builds our interactive community by adapting WeddingWire's technology for other digital content areas.

pingg

In the fourth quarter of 2008, we entered into an agreement with pingg, an online invitation and event management site. In exchange for a cash payment of $2.2 million, we acquired approximately 21% of the equity in pingg. We also entered into a commercial agreement related to software, design licensing and media sales. Some of the most popular searches on *marthastewart.com* relate to entertaining, including baby and bridal showers, birthday parties and graduation parties. Visitors to the pingg site can conveniently create online invitations for their events by incorporating the beautiful imagery and photography for which the Martha Stewart brand is known.

Ziplist

In May 2009 we entered into an agreement with Ziplist, which provided us with the technology to power our new 'Martha's Everyday Food' App for the iPhone and Ipod touch. This application became available in the first quarter of 2010. Ziplist is a customizable, multiplatform digital grocery planning and shopping list service in which MSLO has taken a minority equity stake (approximately 10%) for a cash payment of under $1.0 million. Ziplist allows our customers to add any recipe's ingredients to their grocery lists with one click and those lists can then be synced and shared online.

Martha Stewart Flowers

Originally launched in 1999 as *marthasflowers.com*, the website *marthastewartflowers.com* operated under the business model of providing fresh floral products shipped directly from farms to consumers. This business model enabled customers to ship floral gifts overnight, delivering Martha Stewart-inspired designs with superior freshness. In 2007, we decided to end our direct-to-consumer flowers business and instead chose to partner with 1-800-Flowers to create an exclusive co-branded floral, plant and gift-basket program beginning in 2008. This new, higher-margin licensing agreement provides an opportunity to participate in the same-day delivery of the fresh flowers market. *Martha Stewart Flowers*, under this agreement, is managed by and reported in the Merchandising segment as of the second quarter of 2008 as a licensed retail partnership.

Competition

The online advertising sales business is highly competitive. *marthastewart.com* competes with other how-to, food and lifestyle websites. Our challenge is to attract and retain users through an easy-to-use and content-relevant website. Competition for advertising rates is based on the number of unique users we attract each month, the demographic profile of that audience and the number of pages they view on our site. Please also look to our risk factors in Item 1A for further information on competitive pressures in our Internet segment.

Seasonality

Revenues from our Internet segment can vary significantly from quarter to quarter. Advertising revenue on *marthastewart.com* is tied to audience and traffic, among other key factors, and is typically highest in the fourth quarter of the year due to higher consumer demand in our holiday content areas, and corresponding higher advertiser demand to reach our audience demographic with their marketing messages.

MERCHANDISING

Our Merchandising segment contributed 21% of our total revenues in 2009. The segment consists of operations related to the design of merchandise and related packaging, promotional and advertising materials, and the licensing of various proprietary trademarks, in connection with retail programs conducted through a number of retailers and manufacturers. Pursuant to agreements with our retail and manufacturing partners, we are typically responsible for the design of all merchandise and/or related packaging, signage, advertising and promotional materials. Our retail partners source the products through a manufacturer base and are mostly responsible for the promotion of the product. Our manufacturing partners source and/or produce the branded products together with other lines they make or sell. Our licensing agreements do not require us to maintain any inventory nor incur any meaningful expenses other than employee compensation. We own all trademarks for each of our branded merchandising programs and generally retain all intellectual property rights related to the designs of the merchandise, packaging, signage and collateral materials developed for the various programs.

Select Licensed Retail Partnerships

Martha Stewart Living at Home Depot

In September 2009, we announced a partnership with The Home Depot and our plans to launch multiple categories of products under the *Martha Stewart Living* brand name in both the United States and Canada. The *Martha Stewart Living* program at The Home Depot will encompass a broad range of home décor, seasonal and outdoor living products, including paint, storage and organization, and outdoor furniture. Certain products under this program began rolling into stores in early 2010.

Martha Stewart Collection at Macy's

In September 2007, we launched the *Martha Stewart Collection* exclusively at Macy's. The *Martha Stewart Collection* line encompasses a broad range of home goods, including bed and bath textiles, housewares, casual dinnerware, flatware and glassware, cookware, holiday decorating and trim-a-tree items. In the spring of 2010, we will be expanding our offerings to include a line of branded mattresses.

Martha Stewart Flowers with 1-800-Flowers

In 2007, we announced our partnership with 1-800-Flowers to create an exclusive, new, co-branded floral, plant and gift baskets program. This licensing agreement allows us to participate in the same-day delivery of the flowers market. The co-branded floral and plant program launched in April 2008 and the co-branded gift baskets program launched in October 2008.

Sandals® Weddings by Martha Stewart

In September 2009, we announced a partnership with Sandals Resorts International to create an exclusive line of Martha Stewart themed destination weddings available at any of the 18 Luxury Included® Sandals Resorts and Beaches Resorts across the Caribbean. Sales of the *Sandals® Weddings by Martha Stewart* program began in October 2009 with the first traveled bookings in January 2010.

Martha Stewart Everyday at Kmart and Sears Canada

In the United States, we had an exclusive license agreement with Kmart Corporation in the mass-market channel that ended in January 2010. In 2009, Kmart represented 47% of total revenues in our Merchandising segment and 10% of total Company revenues. Kmart's contribution to both total Merchandising revenues and total Company revenues decreased materially from 2007 to 2008 mostly as the result of a decrease in the annual minimum royalties due from Kmart and the continued diversification of our business. (See "Management's Discussion and Analysis — Executive Summary" for details regarding our contract with Kmart). In Canada, we had an exclusive license agreement with Sears Canada for *Martha Stewart Everyday* from September 2003 to August 2008.

Digital Photography Products

The financial results from the sales of digital photography products were reported in the Internet segment through December 31, 2007. Beginning in 2008, the digital photography product business was managed by and reported in the Merchandising segment as a licensed retail partnership.

Select Licensed Martha Stewart Manufacturing Partnerships

Martha Stewart Crafts

In May 2007, we launched *Martha Stewart Crafts* products at over 900 Michael's stores, and in August 2007, we began distributing product to certain independent craft stores across the United States. Our crafts partnerships are through a licensing agreement with EK Success, LTD ("EK Success"), as well as a licensing agreement with Wilton Industries. In addition to these agreements, we hold a small interest in the entity that owns Wilton Industries, Inc., Dimensions Holding, LLC and EK Success.

Martha Stewart Clean with The Hain Celestial Group

In November 2009, we launched a line of natural, fragrance-free home cleaning liquids under the Martha Stewart Clean brand in partnership with The Hain Celestial Group. This program, comprised of dish and hand soaps, all-purpose cleaners, window and floor cleaners, as well as laundry detergent, is currently available at The Home Depot and select grocery chains nationwide, as well as online.

Martha Stewart Food Programs with The Hain Celestial Group

In October 2009 we announced an expanded partnership with The Hain Celestial Group, Inc. and its affiliate Hain Pure Protein Corporation to introduce new Martha Stewart-branded food lines at retail, including whole turkeys, baking mixes, and dried pastas using all natural, healthy ingredients. The new Martha Stewart branded products launched with a limited distribution of fresh and frozen vegetarian-fed and antibiotic-free turkeys from Hain Pure Protein's Plainville Farms for Thanksgiving 2009. The product lines are expected to be distributed in supermarkets, mass-market retailers and warehouse clubs starting in the second half of 2010.

Martha Stewart Pets with Age Group

In October 2009, we announced a multi-year relationship with Age Group Ltd. to manufacture, market and sell pet-care products, which will be sold initially through PetSmart, Inc. The line will include a wide range of pet accessories, including apparel, collars, leashes, bedding, grooming supplies, toys and more. The first products are expected to be introduced in the second quarter of 2010.

Martha Stewart Furniture with Bernhardt

We have had a Martha Stewart furniture program with the Bernhardt Furniture Company since 2003 and renewed that relationship at the end of 2007. Currently, merchandise produced under this relationship includes furniture for the living room, bedroom, and dining room that is sold at furniture and department stores nationwide, including certain Macy's stores.

KB Home / Martha Stewart Homes

We have had a relationship with KB Home for the development of a Martha Stewart Homes program since 2005 for the design and style of interior and exterior components of homes at KB communities. The Martha Stewart Homes program is now available at multiple communities in California, Colorado, Texas, North Carolina and Florida. We also offer a range of design options, featured exclusively at KB Studios nationwide.

Select Licensed Emeril Lagasse Manufacturing Partnerships

We acquired certain licensing agreements in connection with our April 2008 acquisition of specific Emeril Lagasse assets. These licensing agreements are primarily associated with partnerships with various food and kitchen preparation manufacturers that produce products under the Emeril Lagasse brand.

Emerilware by All-Clad

Launched in August 2000, *Emerilware* by All-Clad consists of lines of high-quality, gourmet cookware and barbeque tools available at department stores and specialty retail outlets across the United States, as well as through the Home Shopping Network.

Emerilware by T-Fal

Launched in November 2006, *Emerilware* by T-FAL is a line of small kitchen appliances available at department stores and specialty retail outlets across the United States, as well as through the Home Shopping Network.

Emeril's Original with B&G Foods

In September 2000, Emeril Lagasse introduced with B&G Foods, *Emeril's Original*, a signature line of seasonings, salad dressings, basting sauces and marinades, mustards, salsas, pasta sauces, pepper sauces, spice rubs, cooking sprays and stocks available at supermarkets and specialty markets across the United States, as well as through the Home Shopping Network.

Emeril's Gourmet Coffee with Timothy's World Coffee

Launched in September 2007, *Emeril's Gourmet Coffee with Timothy's World Coffee* is a single-cup coffee program comprised of flavored coffees inspired by Emeril Lagasse. The program is available in department and specialty stores nationwide, as well as certain national hotel chains.

Competition

The retail business is highly competitive and the principal competition for all of our merchandising lines consists of mass-market and department stores that compete with the mass-market and department stores in which our Merchandising segment products are sold, including Bed Bath & Beyond, BJ's, JC Penney, Kmart, Kohl's, Lowe's, Sam's Club Target, and Wal-Mart. Our merchandising lines also compete within the mass-market and department stores that carry our product lines with other products offered by these stores in the respective product categories. Competitive factors include numbers and locations of stores, brand awareness and price. We also compete with the internet businesses of these stores and other websites that sell similar retail goods. Competition in our flower business includes other online sellers as well as traditional floral retailers. Please also look to our risk factors in Item 1A for further information on competitive pressures in our Merchandising segment.

Seasonality

Revenues from the Merchandising segment can vary significantly from quarter to quarter due to new product launches and the seasonality of many product lines. In addition, we historically recognized a substantial portion of the revenue resulting from the difference between the minimum royalty amount under the Kmart contract and royalties paid on actual sales in the fourth quarter of each year, when the amount could be determined.

INTELLECTUAL PROPERTY

We use multiple trademarks to distinguish our brands, including *Martha Stewart Living, Martha Stewart Everyday, Martha Stewart Collection, Everyday Food, Martha Stewart Weddings, marthastewart.com, Martha Stewart Flowers, Body + Soul, wholeliving.com, Emeril's and Bam!* These and numerous other trademarks are the subject of registrations and pending applications filed by us for use with a variety of products and other content, both domestically and internationally, and we continue to expand our worldwide usage and registration of related trademarks. We file copyrights regarding our proprietary designs and editorial content on a regular basis. We regard our rights in and to our trademarks and materials as valuable assets in the marketing of our products and vigorously seek to protect them against infringement and denigration by third parties. We own and license the rights to many of these marks pursuant to an agreement between us and Ms. Stewart, the description of which is incorporated by reference into Item 13 of this Annual Report on Form 10-K.

AVAILABLE INFORMATION

Our website can be found on the Internet at *www.marthastewart.com.* Our proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and any amendments to these documents, as well as certain other forms we file with or furnish to the SEC and can be viewed and downloaded free of charge as soon as reasonably practicable after they have been filed with the SEC by accessing *www.marthastewart.com* and clicking on Investor Relations and SEC Filings. Please note that information on, or that can be accessed through, our website is not deemed "filed" with the SEC and is not incorporated by reference into any of our filings under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), irrespective of any general incorporation language contained in such filing.

Item 1A. *Risk Factors*

A wide range of factors could materially affect our performance. Like other companies, we are susceptible to macroeconomic downturns that may affect the general economic climate and our performance, the performance of those with whom we do business, and the appetite of consumers for products and publications. Similarly, the price of our stock is impacted by general equity market conditions, the relative attractiveness of our market sector, differences in results of operations from estimates and projections, and other factors beyond our control. In addition to the factors affecting specific business operations identified in connection with the description of those operations and the financial results of those operations elsewhere in this report, the factors listed below could adversely affect our operations. Although the risk factors listed below are the risk factors that Company management considers significant, additional risk factors that are not presently known to Company management or that Company management presently considers insignificant may also adversely affect our operations.

Our success depends in part on the popularity of our brands and the reputation and popularity of Martha Stewart, our founder, and Emeril Lagasse. Any adverse reactions to publicity relating to Ms. Stewart or Mr. Lagasse, or the loss of either of their services, could adversely affect our revenues, results of operations and our ability to maintain or generate a consumer base.

While we believe there has been significant consumer acceptance for our products as stand-alone brands, the image, reputation, popularity and talent of Martha Stewart and Emeril Lagasse remain important factors.

Ms. Stewart's efforts, personality and leadership have been, and continue to be, critical to our success. While we have managed our business without her daily participation at times in the past, the repeated diminution or loss of her services due to disability, death or some other cause, or any repeated or sustained shifts in public or industry perceptions of her, would have a material adverse effect on our business.

In addition, in 2008 we acquired the assets relating to Emeril Lagasse's businesses other than his restaurants and foundation. The value of these assets is largely related to the ongoing popularity and participation of Mr. Lagasse in the activities related to exploiting these assets. Therefore, the continued value of these assets could be materially adversely affected if Mr. Lagasse were to lose popularity with the public or be unable to participate in our business, forcing us potentially to write-down a significant amount of the value we paid for these assets.

The difficulty in the financial markets and sustained weakness in the economy could significantly impact our business, financial condition, results of operations and cash flows, and could adversely affect the value of our assets, hamper our ability to refinance our existing debt or our ability to raise additional funds.

The economy experienced extreme disruption in 2008 and 2009, including extreme volatility in securities prices, severely diminished liquidity and a drastic reduction in credit availability. These events have led to increased unemployment, declines in consumer confidence and declines in personal income and consumer spending, particularly discretionary income and spending. This economic downturn has also resulted in extraordinary and unprecedented uncertainty and instability for many companies, across all industries, and has severely impacted and could still in the future impact many of the companies with which we do business. We cannot predict the future health and viability of the companies with which we do business and upon which we depend for royalty revenues, advertising dollars and credit.

These economic conditions and market instability also make it difficult for us to forecast consumer and product demand trends and companies' willingness to spend money to advertise in our media properties. We have experienced a decline in advertising revenues. An extended period of reduced cash flows could increase our need for credit at a time when such credit may not be available due to the conditions in the financial markets. A reduction in cash flows and the inability to collateralize our term loan with cash also could cause us to be in violation of certain debt covenants. We are not able to predict the likely duration and severity of the current disruption in the financial markets and the economic recession. If these economic conditions worsen or persist for an extended period of time, it is likely that our results of operations and cash flows will be negatively impacted leading to deterioration in our financial condition.

In addition, we have significant goodwill, intangible and other assets recorded on our balance sheet. We have already incurred impairment charges with respect to goodwill and certain intangible assets, and with respect to our investments. We will continue to evaluate the recoverability of the carrying amount of our goodwill, intangible and other assets on an ongoing basis, and we may in the future incur additional, and possibly substantial, impairment charges, which would adversely affect our financial results. Impairment assessment inherently involves the exercise of judgment in determining assumptions about expected future cash flows and the impact of market conditions on those assumptions. Although we believe the assumptions we have used in testing for impairment are reasonable, significant changes in any one of our assumptions could produce a significantly different result. Future events and changing market conditions may prove assumptions to be wrong with respect to prices, costs, holding periods or other factors. Differing results may amplify impairment charges in the future.

The effects of the current financial crisis are difficult to forecast and mitigate. As a consequence, our operating results will be difficult to predict and prior results will not likely be indicative of results to be expected in future periods. Any of the foregoing effects could have a material adverse effect on our business, results of operations, and financial condition and could adversely affect our stock price.

Our Merchandising business and licensing programs may suffer from the continued downturns in the health and stability of the general economy and housing market.

Reduction in the availability of credit, a downturn in the housing market, and other negative economic developments, including increased unemployment, have occurred and may continue, recur or become more pronounced in the future. Each of these developments has and could further limit consumers' discretionary spending or further affect their confidence. These and other adverse consumer trends have led to reduced spending on general merchandise, homes and home improvement projects — categories in which we license our brands. Further, downturns in consumer spending adversely impact consumer sales overall, resulting in weaker revenues from our licensed products. These trends also may affect the viability and financial health of companies with which we conduct business. Continued slowdown in consumer spending, or going-concern problems for companies with which we do business could materially adversely impact our business, financial condition and prospects.

Our business is largely dependent on advertising revenues in our publications, broadcasts, and online operations. The market for advertising has been adversely affected by the economic downturn. Our failure to attract or retain advertisers would have a material adverse effect on our business.

We depend on advertising revenue in our Publishing, Broadcasting, and Internet businesses. We cannot control how much or where companies choose to advertise. We have seen a significant downturn in advertising dollars generally in the marketplace, and more competition for the reduced dollars, which has hurt our publications and advertising revenues. As a result, fewer advertisers represent a greater proportion of our advertising revenue. We cannot assure how or whether this trend might improve. If advertisers continue to spend less money, or if they advertise elsewhere in lieu of our publications, broadcasts or website, our business and revenues will be materially adversely affected.

We face significant competition for advertising and consumer demand.

We face significant competition from a number of print and website publishers, some of which have greater financial and other resources than we have, which may enhance their ability to compete in the markets we serve. As advertising dollars have diminished, the competition for advertising dollars has intensified. Competition for advertising revenue in publications is primarily based on advertising rates, the nature and scope of readership, reader response to the promotions for advertisers' products and services and the effectiveness of sales teams. Other competitive factors in publishing include product positioning, editorial quality, circulation, price and customer service, which impact readership audience, circulation revenues and, ultimately, advertising revenues. Because some forms of media have relatively low barriers to entry, we anticipate that additional competitors, some of which have greater resources than we do, may enter these markets and intensify competition.

Acquiring or developing additional brands or businesses, and integrating acquired assets, poses inherent financial and other risks and challenges.

In 2008, we acquired certain assets of Chef Emeril Lagasse. Failure to manage or integrate those assets, or exploit the Emeril brand, could adversely affect our results of operations and our ability to acquire other brands.

The process of consolidating and integrating acquired operations and assets takes a significant period of time, places a significant strain on resources and could prove to be more expensive and time consuming than we predicted. We may increase expenditures to accelerate the integration process with the goal of achieving longer-term cost savings and improved profitability. We also may be required to manage multiple relationships with third parties as we expand our product offerings and brand portfolio. These developments may increase expenses if we hire additional personnel to manage our growth. These investments require significant time commitments from our senior management and place a strain on their ability to manage our existing businesses.

We continue to evaluate the acquisition of other businesses. These transactions involve challenges and risks in negotiation, execution, valuation, and integration. Moreover, competition for certain types of acquisitions is significant, particularly in the field of interactive media. Even if successfully negotiated, closed, and integrated, certain acquisitions may not advance our business strategy and may fall short of expected return on investment targets.

Our Merchandising business has relied heavily on revenue from a single source, the reduction of revenue from which has hurt and continues to hurt our profitability.

Our agreement with Kmart ended in January 2010. For the twelve months ended January 31, 2010, the minimum guaranteed royalty payment from Kmart was $14.0 million, plus we recognized an additional $10.0 million in previously deferred royalties as non-cash revenue. For the twelve months ended January 31, 2009 and 2008, the minimum guaranteed royalty payments from Kmart totaled $20.0 million and $65.0 million, respectively. We have not yet earned royalties from other sources in sufficient scope to recoup the loss in guaranteed payments from Kmart. While we continue to diversify our merchandise offerings in an effort to build up alternative royalty streams, we may not be able to earn revenue that will compensate for this shortfall, which has and may continue to adversely affect our operating results and business.

We are expanding our merchandising and licensing programs into new areas and products, the failure of any of which could diminish the perceived value of our brand, impair our ability to grow and adversely affect our prospects.

Our growth depends to a significant degree upon our ability to develop new or expand existing retail merchandising programs. We have entered into several new merchandising and licensing agreements in the past few years and have acquired new agreements through our acquisition of the Emeril Lagasse assets. Some of these agreements are exclusive and have a duration of many years. While we require that our licensees maintain the quality of our respective brands through specific contractual provisions, we cannot be certain that our licensees, or their manufacturers and distributors, will honor their contractual obligations or that they will not take other actions that will diminish the value of our brands. Furthermore, we cannot be certain that our licensees are not adversely impacted by general economic or market conditions, including decreased consumer spending and reduced availability of credit. If these companies experience financial hardship, they may be unwilling or unable to pay us royalties or continue selling our products, regardless of their contractual obligations.

There is also a risk that our extension into new business areas will meet with disapproval from consumers. We have limited experience in merchandising in some of these business areas. We cannot guarantee that these programs will be fully implemented, or if implemented, that they will be successful. If the licensing or merchandising programs do not succeed, we may be prohibited from seeking different channels for our products due to the exclusive nature and multi-year terms of these agreements. Disputes with new or existing licensees may arise which could hinder our ability to grow or expand our product lines. Disputes also could prevent or delay our ability to collect the licensing revenue that we expect in connection with these products. If such developments occur or our merchandising programs are otherwise not successful, the value and recognition of our brands, as well as our business, financial condition and prospects, could be materially adversely affected.

If *The Martha Stewart Show* fails to maintain a sufficient audience, if adverse trends continue or develop in the television production business generally, or if Martha Stewart were to cease to be able to devote substantial time to our television business, that business could be adversely affected. We also derive value from Emeril Lagasse's television shows, the popularity of which cannot be assured.

Our television production business is subject to a number of uncertainties. Our business and financial condition could be materially adversely affected by:

Failure of our television programming to maintain a sufficient audience

Television production is a speculative business because revenues derived from television depend primarily upon the continued acceptance of that programming by the public, which is difficult to predict. Public acceptance of particular programming depends upon, among other things, the quality of that programming, the strength of stations on which that programming is broadcast or the strength of the cable channels on which that programming is carried, promotion of that programming and the quality and acceptance of competing television programming and other sources of entertainment and information. *The Martha Stewart Show* television program has experienced a decline in ratings that reflects both the general decline in daytime broadcast television viewers discussed below, as well as the decision by some major market stations to shift the airing of the show. These developments have negatively impacted our television advertising revenues. In addition, moving the show from syndication to the Hallmark Channel could result in lower ratings as cable channels typically have a smaller household universe of viewers from which to draw, and *The Martha Stewart Show* will no longer be able to be seen in broadcast- only homes whose residents might be a portion of the show's current audience. If ratings for the show were to further decline, it would adversely affect the advertising revenues we derive from television. A ratings decline further than we anticipate could also make it economically inefficient to continue production of the show. If production of the show were to cease, we would lose a significant marketing platform for us and our products, and it would cause us to write down our capitalized programming costs. Additionally, a decline in ratings or cessation of *The Martha Stewart Show* would negatively impact our website, *marthastewart.com*, since the show is an important driver of audience to our website. The amount of any write down would vary depending on a number of factors, including when production ceased and the extent to which we continued to generate revenues from the use of our existing program library.

While we have not historically produced television shows featuring Emeril Lagasse, Emeril's failure to maintain or build popularity could result in the loss of a significant marketing platform for us and our products, as well as the loss of anticipated revenue and profits from his television shows.

Adverse trends in the television business generally

Television revenues may also be affected by a number of other factors, most of which are not within our control. These factors include a general decline in daytime television viewers, pricing pressure in the television advertising industry, the strength of the stations on which our programming is broadcast or the strength of the cable channel on which our programming is carried, general economic conditions, increases in production costs, availability of other forms of entertainment and leisure time activities and other factors. Any or all of these factors may quickly change, and these changes cannot be predicted with certainty. There has been a reduction in advertising dollars generally available and more competition for the reduced dollars across more media platforms. While we currently benefit from our ability to sell advertising on our television programs, if adverse changes occur, we cannot be certain that we will continue to be able to sell this advertising or that our advertising rates can be maintained. Accordingly, if any of these adverse changes were to occur, the revenues we generate from television programming could decline.

We have placed emphasis on building an advertising-revenue-based website, dependent on a large consumer audience and resulting page views. Failure to fulfill these undertakings could adversely affect our brand and business prospects.

Our growth depends to a significant degree upon the continued development and growth of our Internet business. We have had failures with direct commerce in the past, and only limited experience in building an advertising-revenue-based website. When initial results from the relaunch of the marthastewart.com site in the second quarter of 2007 were below expectations, we made changes to the site. We cannot be certain that those changes will enable us to sustain growth for our website in the long term. In addition, the competition for advertising dollars has intensified. In order for our Internet business to succeed, we must, among other things:

- significantly increase our online audience and advertising revenue;
- attract and retain a base of frequent visitors to our website;
- expand the content, products and interactive experiences we offer on our website;
- respond to competitive developments while maintaining a distinct brand identity;
- attract and retain talent for critical positions;
- maintain and form relationships with strategic partners to attract more consumers;
- continue to develop and upgrade our technologies; and
- bring innovative product features to market in a timely manner.

We cannot be certain that we will be successful in achieving these and other necessary objectives or that our Internet business will become profitable. If we are not successful in achieving these objectives, our business, financial condition and prospects could be materially adversely affected.

If we are unable to predict, respond to and influence trends in what the public finds appealing, our business will be adversely affected.

Our continued success depends on our ability to provide creative, useful and attractive ideas, information, concepts, programming, content and products that strongly appeal to a large number of consumers. In order to accomplish this, we must be able to respond quickly and effectively to changes in consumer tastes for ideas, information, concepts, programming, content and products. The strength of our brands and our business units depends in part on our ability to influence tastes through broadcasting, publishing, merchandising and the Internet. We cannot be sure that our new ideas and content will have the appeal and garner the acceptance that they have in the past, or that we will be able to respond quickly to changes in the tastes of homemakers and other consumers.

New product launches may reduce our earnings or generate losses.

Our future success will depend in part on our ability to continue offering new products and services that successfully gain market acceptance by addressing the needs of our current and future customers. Our efforts to introduce new products or integrate acquired products may not be successful or profitable. The process of internally researching and developing, launching, gaining acceptance and establishing profitability for a new product, or assimilating and marketing an acquired product, is both risky and costly. New products generally incur initial operating losses. Costs related to the development of new products and services are generally expensed as incurred and, accordingly, our profitability from year to year may be adversely affected by the number and timing of new product launches. For example, we had a cumulative loss of $15.7 million in connection with *Blueprint*, which we ceased publishing in 2007. Other businesses and brands that we may develop also may prove not to be successful.

Our principal Publishing vendors are consolidating and this may adversely affect our business and operations.

We rely on certain principal vendors in our Publishing business, and their ability or willingness to sell goods and services to us at favorable prices and other terms. Many factors outside our control may harm these relationships and the ability and willingness of these vendors to sell these goods and services to us on favorable terms. Our principal vendors include paper suppliers, printers, subscription fulfillment houses and national newsstand wholesalers, distributors and retailers. Each of these industries in recent years has experienced consolidation among its principal participants. Further consolidation may result in all or any of the following, which could adversely affect our results of operations:

- decreased competition, which may lead to greater dependence on certain vendors and increased prices; and
- interruptions and delays in services provided by such vendors

We may be adversely affected by fluctuations in paper and postage costs.

In our Publishing business, our principal raw material is paper. Paper prices have fluctuated over the past several years. We generally purchase paper from major paper suppliers who adjust the price periodically. We have not entered, and do not currently plan to enter, into long-term forward price or option contracts for paper. Accordingly, significant increases in paper prices could adversely affect our future results of operations.

Postage for magazine distribution is also one of our significant expenses. We primarily use the U.S. Postal Service to distribute magazine subscriptions. In recent years, postage rates have increased, and a significant increase in postage prices could adversely affect our future results of operations. We may not be able to recover, in whole or in part, paper or postage cost increases.

We may face increased costs for distribution of our magazines to newsstands and bookstores.

Distribution of magazines to newsstands and bookstores is conducted primarily through companies known as wholesalers. Wholesalers have in the past advised us that they intended to increase the price of their services. We have not experienced any material increase to date; however some wholesalers have experienced credit and on-going concern risks. It is possible that other wholesalers likewise may seek to increase the price of their services or discontinue operations. An increase in the price of our wholesalers' services could have a material adverse effect on our results of operations. The need to change wholesalers could cause a disruption or delay in deliveries, which could adversely impact our results of operations.

We may be adversely affected by a continued weakening of newsstand sales.

The magazine industry has seen a weakening of newsstand sales during the past few years. A continuation of this decline could adversely affect our financial condition and results of operations by further reducing our circulation revenue and causing us to either incur higher circulation expense to maintain our rate bases, or to reduce our rate bases which could negatively impact our revenue.

We may be adversely affected by rebranding our *Body + Soul* publication.

Effective with the June 2010 issue, we will change the name of *Body + Soul* magazine to *Whole Living* in an attempt to more effectively integrate it with our corresponding website, *wholeliving.com*, and to broaden the editorial coverage of the magazine. Changing the product name and editorial coverage may diminish brand awareness that could adversely impact newsstand sales, and could affect the satisfaction of current subscribers, which could reduce our subscription renewal rates.

Our websites and networks may be vulnerable to unauthorized persons accessing our systems, which could disrupt our operations and result in the theft of our and our users' proprietary or personal information.

Our Internet activities involve the storage and transmission of proprietary information and personal information of our users, which we endeavor to protect from third party access. However, it is possible that unauthorized persons may be able to circumvent our protections and misappropriate proprietary or personal information or cause interruptions or malfunctions in our Internet operations. We may be required to expend significant capital and other resources to protect against or remedy any such security breaches. Accordingly, security breaches could expose us to a risk of loss, or litigation and possible liability. Our security measures and contractual provisions attempting to limit our liability in these areas may not be successful or enforceable.

Martha Stewart controls our Company through her stock ownership, enabling her to elect our board of directors, and potentially to block matters requiring stockholder approval, including any potential changes of control.

Ms. Stewart controls all of our outstanding shares of Class B Common Stock, representing over 90% of our voting power. The Class B Common Stock has ten votes per share, while Class A Common Stock, which is the stock available to the public, has one vote per share. Because of this dual-class structure, Ms. Stewart has a disproportionately influential vote. As a result, Ms. Stewart has the ability to control unilaterally the outcome of all matters requiring stockholder approval, including the election and removal of our entire board of directors and any merger, consolidation or sale of all or substantially all of our assets, and the ability to control our management and affairs. While her 2006 settlement with the SEC bars Ms. Stewart for the five-year period ending in August 2011 from serving at the Company as a director, or as an officer with financial responsibilities, her concentrated control could, among other things, discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our businesses and stockholders.

Our intellectual property may be infringed upon or others may accuse us of infringing on their intellectual property, either of which could adversely affect our business and result in costly litigation.

Our business is highly dependent upon our creativity and resulting intellectual property. We are also susceptible to others imitating our products and infringing our intellectual property rights. We may not be able to successfully protect our intellectual property rights, upon which we depend. In addition, the laws of many foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Imitation of our products or infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenues. If we are alleged to have infringed the intellectual property rights of another party, any resulting litigation could be costly, affecting our finances and our reputation. Litigation also diverts the time and resources of management, regardless of the merits of the claim. There can be no assurance that we would prevail in any litigation relating to our intellectual property. If we were to lose such a case, and be required to cease the sale of certain products or the use of certain technology or were forced to pay monetary damages, the results could adversely affect our financial condition and our results of operations.

A loss of the services of other key personnel could have a material adverse effect on our business.

Our continued success depends to a large degree upon our ability to attract and retain key management executives, as well as upon a number of key members of our creative staff. The loss of some of our senior executives or key members of our creative staff, or an inability to attract or retain other key individuals, could materially adversely affect us.

We operate in four highly competitive businesses: Publishing, Broadcasting, Internet, and Merchandising, each of which subjects us to competitive pressures and other uncertainties.

We face intense competitive pressures and uncertainties in each of our four businesses.

Our magazines, books and related publishing products compete not only with other magazines, books and publishing products, but also with other mass media, websites, and many other types of leisure-time activities. Competition for advertising dollars in magazine operations is primarily based on advertising rates, as well as editorial and aesthetic quality, the desirability of the magazine's demographic, reader response to advertisers' products and services and the effectiveness of the advertising sales staff.

Our Merchandising segment competitors consist of mass-market and department stores that compete with the mass-market and department stores in which our Merchandising segment products are sold, including Bed Bath & Beyond, BJ's, JC Penney, Kmart, Kohl's, Lowe's, Sam's Club Target, and Wal-Mart. Our merchandising lines also compete within the mass-market and department stores that carry our product lines with other products offered by these stores in the respective product categories. We also compete with the internet businesses of these stores and other websites that sell similar retail goods. Competition in our flower business includes other online sellers as well as traditional floral retailers.

Our websites compete with other how-to, food and lifestyle websites. Our challenge is to attract and retain users through an easy-to-use and content-relevant website. Competition for adverting is based on the number of unique users we attract each month, the demographic profile of that audience and the number of pages they view on our site.

Our television programs compete directly for viewers, distribution and/or advertising dollars with other lifestyle and how-to television programs, as well as with general programming and all other competing forms of media. Overall competitive factors in Broadcasting include programming content, quality and distribution, as well as the demographic appeal of the programming. Competition for television and advertising dollars is based primarily on advertising rates, audience size and demographic composition, viewer response to advertisers' products and services and the effectiveness of the advertising sales staff. Our radio programs compete for listeners with similarly themed programming on both satellite and terrestrial radio.

Our failure to meet the competitive pressures in any of these segments could negatively impact our results of operations and financial condition.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. ***Properties.***

Information concerning the location, use and approximate square footage of our principal facilities as of December 31, 2009, all of which are leased, is set forth below:

Location	Use	Approximate Area in Square Feet
601 West 26th Street New York, NY	Product design facilities, photography studio, Merchandising and Internet offices, test kitchens, and prop storage Principal executive and administrative offices; publishing offices; and sales offices	203,560
226 West 26th Street New York, NY	Executive and administrative office for television production	22,050
221 West 26th Street New York, NY	Television production facilities	25,800
Satellite Sales Offices in MI, IL & CA	Advertising sales offices	7,904

The leases for these offices and facilities expire between January 2010 and January 2018, and some of these leases are subject to our renewal. The lease for our television production facility at 221 West 26th Street will expire in June 2010 and is currently in the process of being negotiated for renewal. In 2009, we consolidated certain of our offices by relocating our principal executive and administrative offices, as well as our publishing offices at 11 West 42nd Street, to 601 West 26th Street. We entered into a sublease agreement in 2008 for a portion of our office space at 11 West 42nd Street; we vacated that office space in March 2009.

We also have an intangible asset agreement for various properties owned by Martha Stewart for our editorial, creative and product development processes. These living laboratories allow us to experiment with new designs and new products, such as garden layouts, help generate ideas for new content available to all of our media outlets and serve as locations for photo spreads and television segments. The description of this intangible asset agreement is incorporated by reference into Item 13 and disclosed in the related party transaction disclosure in Note 12 in Notes to Consolidated Financial Statements of this Annual Report on Form 10-K.

We believe that our existing facilities are well maintained and in good operating condition.

Item 3. ***Legal Proceedings***

The Company is party to legal proceedings in the ordinary course of business, including product liability claims for which we are indemnified by our licensees. None of these proceedings is deemed material.

Item 4. ***Reserved***

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Market for the Common Stock

Our Class A Common Stock is listed and traded on The New York Stock Exchange (the "NYSE"). Our Class B Common Stock is not listed or traded on any exchange, but is convertible into Class A Common Stock at the option of its owner on a share-for-share basis. The following table sets forth the high and low sales price of our Class A Common Stock as reported by the NYSE for each of the periods listed.

	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009
High Sales Price	$ 9.43	$ 9.49	$ 9.99	$ 8.70	$ 3.71	$ 4.08	$ 8.84	$ 6.38
Low Sales Price	$ 5.22	$ 7.13	$ 5.63	$ 2.51	$ 1.60	$ 2.37	$ 2.70	$ 4.40

As of March 2, 2010, there were 8,582 record holders of our Class A Common Stock and one record holder of our Class B Common Stock. This does not include the number of persons whose stock is in nominee or "street name" accounts through brokers.

Dividends

We do not pay regular quarterly dividends.

Our term loan agreement with Bank of America contains certain covenants that limit our ability to pay dividends to an amount (combined with repurchases) no greater than $30 million during the term of the loan agreement, provided no event of default exists or would result and we would be in pro forma compliance with our financial covenants. See Note 7 in the Notes to the Consolidated Financial Statements in this Annual Report on Form 10-K.

Recent Sales of Unregistered Securities and Use of Proceeds

None.

Issuer Purchases of Equity Securities

The following table provides information about our purchases of our Class A Common Stock during each month of the quarter ended December 31, 2009:

Period (1)	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased under the Plans or Programs
October 2009	44,683	$ 5.81	Not applicable	Not applicable
November 2009	2,530	$ 5.25	Not applicable	Not applicable
December 2009	217	$ 4.59	Not applicable	Not applicable
Total for the quarter ended December 31, 2009	47,430	$ 5.44		

(1) Represents shares withheld by, or delivered to us pursuant to provisions in agreements with recipients of restricted stock granted under our stock incentive plans allowing us to withhold, or the recipient to deliver to us, the number of shares having the fair value equal to tax withholding due.

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act or the Exchange Act, the following performance graph shall not be deemed to be incorporated by reference into any such filings.

PERFORMANCE GRAPH

The following graph compares the performance of our Class A Common Stock with that of the Standard & Poor's 500 Stock Index ("S&P Composite Index") and the stocks included in the Media General Financial Services database under the Standard Industry Code 2721 (Publishing-Periodicals) (the "Publishing Index"*) during the period commencing on January 1, 2005 and ending on December 31, 2009. The graph assumes that $100 was invested in each of our Class A Common Stock, the S&P Composite Index and the Publishing Index at the beginning of the relevant period, is calculated as of the end of each calendar month and assumes reinvestment of dividends. The performance shown in the graph represents past performance and should not be considered an indication of future performance.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG MARTHA STEWART LIVING OMNIMEDIA, INC., S&P COMPOSITE INDEX AND SIC CODE INDEX



---

* The Publishing Index consists of companies that are primarily publishers of periodicals, although many also conduct other businesses, including owning and operating television stations and cable networks, and is weighted according to market capitalization of the companies in the index. The hypothetical investment assumes investment in a portfolio of equity securities that mirror the composition of the Publishing Index.

Item 6. *Selected Financial Data.*

The information set forth below for the five years ended December 31, 2009 is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto incorporated by reference into Item 8 of this Form 10-K. The Notes to Selected Financial Data below include certain factors that may affect the comparability of the information presented below (in thousands, except per share amounts).

	2009	2008	2007	2006	2005
INCOME STATEMENT DATA					
REVENUES					
Publishing	$ 128,981	$ 163,540	$ 183,727	$ 156,559	$ 125,765
Broadcasting	46,111	47,328	40,263	46,503	16,591
Internet	17,119	15,576	19,189	15,775	11,258
Merchandising	52,566	57,866	84,711	69,504	58,819
Total revenues	244,777	284,310	327,890	288,341	212,433
Operating (loss) income	(11,968)	(10,857)	7,714	(2,833)	(78,311)
Income (loss) from continuing operations	(14,578)	(15,665)	10,289	(16,250)	(75,295)
Loss from discontinued operations	—	—	—	(745)	(494)
Net income (loss)	$ (14,578)	$ (15,665)	$ 10,289	$ (16,995)	$ (75,789)
PER SHARE DATA					
Earnings/(loss) per share:					
Basic and diluted — (Loss) income from continuing operations	$ (0.27)	$ (0.29)	$ 0.20	$ (0.32)	$ (1.48)
Basic and diluted — Loss from discontinued operations	—	—	—	(0.01)	(0.01)
Basic and diluted — Net (loss) income	$ (0.27)	$ (0.29)	$ 0.20	$ (0.33)	$ (1.49)
Weighted average common shares outstanding:					
Basic	53,880	53,360	52,449	51,312	50,991
Diluted	53,880	53,360	52,696	51,312	50,991
Dividends per common share	$ —	$ —	$ —	$ 0.50	$ —
FINANCIAL POSITION					
Cash and cash equivalents	$ 25,384	$ 50,204	$ 30,536	$ 28,528	$ 20,249
Short-term investments	13,085	9,915	26,745	35,321	83,788
Total assets	229,791	261,285	255,267	228,047	253,828
Long-term obligations	13,500	19,500	—	—	—
Shareholders' equity	143,820	150,995	155,529	130,957	160,631
OTHER FINANCIAL DATA					
Cash flow (used in) provided by operating activities	$ (9,273)	$ 39,699	$ 8,306	$ (6,495)	$ (34,058)
Cash flow (used in) provided by investing activities	(9,617)	(38,856)	(6,606)	40,125	(58,300)
Cash flow (used in) provided by financing activities	(5,930)	18,825	308	(25,351)	7,960

NOTES TO SELECTED FINANCIAL DATA

(Loss) / income from continuing operations

2009 results include a net benefit to operating loss of approximately $20 million from certain items including the pro rata portion of the minimum guaranteed royalty payment from Kmart of $14.0 million due for the February 1, 2009 to January 31, 2010 period, the recognition of previously deferred royalties of $10.0 million as non-cash revenue, an incremental $3.9 million from the conclusion of our relationship with TurboChef, a $3.0 million cash receipt related to a make-whole payment and a non-cash impairment charge of $11.4 million related to a cost-based equity investment in United Craft MS Brands LLC recorded in the Merchandising segment.

2008 results include the pro rata portion of the significantly reduced minimum guaranteed royalty payment from Kmart of $20.0 million, as well as a $9.3 million non-cash goodwill impairment charge recorded in the Publishing segment.

2007 results include the pro rata portion of the minimum guaranteed royalty payment from Kmart of $65.0 million, as well as non-cash equity compensation expense of $6.0 million due to the vesting of the final warrant granted to Mark Burnett in connection with the production of *The Martha Stewart Show.*

2006 results include a net benefit to operating income of approximately $48 million from certain items including the pro rata portion of the minimum guaranteed royalty payment from Kmart of $59.0 million, a one-time newsstand expense reduction adjustment of $3.2 million related to the settlement of certain newsstand-related fees recorded in our Publishing segment, a favorable dispute resolution with a former merchandising licensee of $2.5 million in income, royalty income of $2.8 million related to the successful termination of a home video distribution agreement recorded in our Broadcasting segment, non-cash equity compensation expense of $2.3 million resulting from the vesting of shares underlying a warrant granted to Mark Burnett in connection with his participation in *The Martha Stewart Show* and a one-time litigation reserve of $17.1 million in connection with the *In re Martha Stewart Living Omnimedia Securities Litigation* matter, which included incurred and anticipated professional fees, net of insurance reimbursement.

2005 results include the pro rata portion of the minimum guaranteed royalty payment from Kmart of $54.0 million and non-cash equity compensation charges of $31.8 million resulting from the vesting of shares underlying a warrant granted to Mark Burnett in connection with his participation in *The Martha Stewart Show.*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

EXECUTIVE SUMMARY

We are an integrated media and merchandising company providing consumers with inspiring lifestyle content and programming, and well-designed, high-quality products. Our Company is organized into four business segments with Publishing, Broadcasting and Internet representing our media platforms that are complemented by our Merchandising segment. In 2009, total revenues decreased approximately 14% from the prior year due primarily to the declines in print and television advertising revenue as well as a decline in our magazine subscription and newsstand revenues.

Our operating costs and expenses were lower in 2009 compared to 2008 primarily due to lower production, distribution and editorial costs in Publishing and our other media segments, as well as lower selling and promotion expenses in our Publishing segment. General and administrative costs were lower due to a combination of Company-wide expense reduction initiatives and certain 2008 one-time items. 2008 includes a Company-wide reorganization that resulted in severance and other one-time compensation-related expenses. 2009 includes the benefit to general and administrative expenses from a cash make-whole payment that we received in October 2009 from our crafts manufacturing partner. Cost savings throughout the segments are partially due to the continued reduction of headcount which was lower by approximately 8% as compared to the beginning of the year.

We ended the year with $38.5 million in cash, cash equivalents and short-term investments. Our overall liquidity decreased from December 31, 2008 due to net operating cash expenses, capital expenditures related to our office relocation and cash used to partially prepay the outstanding principal of our term loan.

Media Update. In 2009, revenues from our media platforms declined from the prior year mostly due to decreased revenues in our Publishing segment as the result of lower advertising revenue, lower circulation revenue and the timing of books revenue. Revenues declined from the prior year in our Broadcasting segment as the result of lower advertising revenue from lower ratings, partially offset by higher integration revenue. The Broadcasting segment also benefited from revenue related to the conclusion of our TurboChef relationship, a marketing and promotional agreement we entered into in 2008. Revenues increased from the prior year in our Internet segment due to higher advertising revenue, partially offset by the inclusion of revenue from *Martha Stewart Flowers* in the first quarter of 2008, which subsequently transitioned to the Merchandising segment.

Publishing

Advertising revenues declined in 2009 from the prior year mostly due to a decrease in pages. Circulation revenues also declined as subscription revenues decreased due to lower effective rates and higher agent commission expense, partially offset by higher volume of copies served. Additionally, circulation revenues decreased from lower volume of newsstand sales. The decline in revenues was partially offset by decreases in production, editorial, circulation marketing, and advertising costs. These cost savings included savings from lower page volume, lower paper costs and from reduced discretionary spending, as well as lower compensation costs from staff reductions. As we enter the first quarter of 2010, print advertising revenue is expected to stabilize as compared to the prior-year period.

Broadcasting

Broadcasting segment revenues were lower in 2009 as compared to the prior year due to lower ratings and certain one-time payments in the prior-year period related to Emeril Lagasse's television programming partially offset by revenue related to the conclusion of our TurboChef relationship and higher integration revenue. *The Martha Stewart Show* continues to maintain its core audience.

Internet

In 2009, advertising revenue increased 19% largely due to an increase in our audience, despite lower effective rates. Our page views increased, on average, approximately 50% from the prior year. While visibility is extremely limited, we expect continued growth in our audience and online advertising revenue for 2010.

Merchandising Update. In 2009, Merchandising segment revenues declined from the prior year mostly due to a decrease in services that we provide to our partners for reimbursable zero-margin creative services projects, as well as the prior-year contribution from Sears Canada, a relationship that expired in 2008. Our Merchandising segment operating income did, however, benefit from a $3.0 million cash make-whole payment that we received in October 2009 from our crafts manufacturing partner in connection with our investment as the result of capital restructuring within their business. Our agreement with Kmart ended in January 2010. In 2009, we recognized the pro rata portion of the $14.0 million minimum guaranteed royalty amount payable for the February 1, 2009 to January 31, 2010 period. In the fourth quarter of 2009, we also recognized $10.0 million in previously deferred royalties related to Kmart recoupment as non-cash revenue.

RESULTS OF OPERATIONS

Comparison for the Year Ended December 31, 2009 to the Year Ended December 31, 2008.

PUBLISHING SEGMENT

(in thousands)	2009	2008	Variance
Publishing Segment Revenues			
Advertising	$ 74,815	$ 94,871	$ (20,056)
Circulation	50,506	62,634	(12,128)
Books	2,779	4,676	(1,897)
Other	881	1,359	(478)
Total Publishing Segment Revenues	128,981	163,540	(34,559)
Publishing Segment Operating Costs and Expenses			
Production, distribution and editorial	74,431	86,018	11,587
Selling and promotion	45,520	55,419	9,899
General and administrative	6,566	5,951	(615)
Depreciation and amortization	241	379	138
Impairment charge — goodwill and other asset	—	9,349	9,349
Total Publishing Segment Operating Costs and Expenses	126,758	157,116	30,358
Publishing Segment Operating Income	$ 2,223	$ 6,424	$ (4,201)

Publishing revenues decreased 21% for the year ended December 31, 2009 from the prior year. Advertising revenue decreased $20.1 million due to the decrease in pages in *Martha Stewart Living, Martha Stewart Weddings, Everyday Food* and *Body + Soul*. The decrease in advertising pages was accompanied by a decrease in advertising rates at *Martha Stewart Living* and *Martha Stewart Weddings* partially offset by slightly higher advertising rates in *Everyday Food* and *Body + Soul* driven in part by a higher circulation rate base. Circulation revenue decreased $12.1 million due to higher agency commissions and lower effective subscription rate per copy for *Martha Stewart Living, Everyday Food* and *Body + Soul*, offset in part by a higher subscriber volume. Circulation revenue also decreased as a result of lower newsstand unit volume across all of our titles, as well as the prior year contribution of eight special interest publications as compared to five special interest publications in 2009. Revenue related to our books business decreased $1.9 million primarily due to the timing of delivery and acceptance of manuscripts related to our multi-book agreements with Clarkson Potter/Publishers for Martha Stewart books and Harper Studios for Emeril Lagasse books.

Magazine Publication Schedule

Year ended December 31,	2009	2008
Martha Stewart Living	12 Issues	12 Issues
Martha Stewart Weddings (a)	5 Issues	5 Issues
Everyday Food	10 Issues	10 Issues
Body + Soul	10 Issues	10 Issues
Special Interest Publications	5 Issues	8 Issues

(a) In 2009 and 2008, we published one special *Martha Stewart Weddings* issue.

Production, distribution and editorial expenses decreased $11.6 million, primarily due to savings related to lower volume of pages and lower paper costs. Additionally, art and editorial story and staff costs decreased partly due to lower headcount. Selling and promotion expenses decreased $9.9 million due to lower fulfillment rates associated with *Martha Stewart Living* and *Everyday Food*, lower marketing program and advertising staff costs and lower circulation marketing costs. These decreases were partially offset by higher newsstand placement expenses for *Martha Stewart Living* and *Everyday Food*. General and administrative expenses increased $0.6 million primarily due to higher facilities-related expenses from the reallocation of rent charges to reflect current utilization of office space. The increase in our Publishing segment rent allocation has offsetting decreases in our Merchandising and Corporate segments. The increase in general and administrative expenses was partially offset by lower headcount and related costs. In the fourth quarter of 2008, we recorded a non-cash impairment charge related primarily to the goodwill associated with our 2004 acquisition of the Body + Soul publication group. This charge was the result of our annual impairment testing in connection with the preparation of the 2008 Annual Report on Form 10-K.

BROADCASTING SEGMENT

(in thousands)	2009	2008	Variance
Broadcasting Segment Revenues			
Advertising	$ 24,454	$ 26,666	$ (2,212)
Radio	7,000	7,500	(500)
Licensing and other	14,657	13,162	1,495
Total Broadcasting Segment Revenues	46,111	47,328	(1,217)
Broadcasting Segment Operating Costs and Expenses			
Production, distribution and editorial	29,669	31,291	1,622
Selling and promotion	3,028	3,392	364
General and administrative	5,885	7,287	1,402
Depreciation and amortization	1,389	2,578	1,189
Total Broadcasting Segment Operating Costs and Expenses	39,971	44,548	4,577
Broadcasting Segment Operating Income	$ 6,140	$ 2,780	$ 3,360

Broadcasting revenues decreased 3% for the year ended December 31, 2009 from the prior year. Advertising revenue decreased $2.2 million primarily due to the decline in household ratings for *The Martha Stewart Show* and lower Everyday Food PBS sponsorship revenue of $0.5 million as the result of the decision not to produce an additional season of *Everyday Baking from Everyday Food* in 2009. This decrease was partially offset by an increase in the quantity of integrations at higher rates, as well as higher advertising rates overall. Radio revenue decreased $0.5 million related to our new agreement with Sirius XM which has the potential to provide for greater advertising opportunity to replace lower licensing fees. Licensing and other revenue increased $1.5 million due to the revenue related to the conclusion of our TurboChef relationship and historical cable retransmission partially offset by lower revenue from Emeril Lagasse's television programming and lower international distribution of *The Martha Stewart Show.*

Production, distribution and editorial expenses decreased $1.6 million due to production cost savings related to season 4 of *The Martha Stewart Show* which ended in September 2009 as compared to the prior year's season 3, as well as lower distribution fees. Production costs for season 5 are expected to be flat compared to season 4. Selling and promotion expenses decreased $0.4 million primarily due to lower headcount and reduced spending related to the season 5 launch as compared to the prior year's season 4 launch. General and administrative expenses decreased $1.4 million due to lower headcount and related costs. Depreciation and amortization expenses decreased $1.2 million primarily due to the timing of amortization in connection with the revenue recognition of the content library for Emeril.

INTERNET SEGMENT

(in thousands)	2009	2008	Variance
Internet Segment Revenues			
Advertising and other	$ 17,119	$ 14,472	$ 2,647
Product	—	1,104	(1,104)
Total Internet Segment Revenues	17,119	15,576	1,543
Internet Segment Operating Costs and Expenses			
Production, distribution and editorial	7,873	8,984	1,111
Selling and promotion	7,835	6,164	(1,671)
General and administrative	1,853	3,487	1,634
Depreciation and amortization	1,950	1,737	(213)
Total Internet Segment Operating Costs and Expenses	19,511	20,372	861
Internet Segment Operating Loss	$ (2,392)	$ (4,796)	$ 2,404

Internet revenues increased 10% for the year ended December 31, 2009 from the prior year. Advertising and other revenue increased $2.6 million, or 18%, due to an increase in audience and sold advertising volume, despite lower effective rates. Product revenue decreased $1.1 million due to the inclusion of revenue from *Martha Stewart Flowers* in the first quarter of 2008. Beginning in the second quarter of 2008, we transitioned to a co-branded agreement with 1-800-Flowers.com. Revenue and related earnings for this business are now reported in our Merchandising segment.

Production, distribution and editorial costs decreased $1.1 million due primarily to the prior year transition of our flowers business to 1-800-Flowers.com, which eliminated inventory and shipping expenses, as well as lower compensation costs as compared to the prior year. Beginning in the second quarter of 2008, costs related to our higher-margin 1-800-Flowers.com program are reported in the Merchandising segment. Selling and promotion expenses increased $1.7 million due to higher compensation expenses from increased headcount and higher commissions. General and administrative expenses decreased $1.6 million due to reduced headcount as compared to the prior year as well as lower allocated payroll and benefits and lower non-cash compensation costs.

MERCHANDISING SEGMENT

(in thousands)	2009	2008	Variance
Merchandising Segment Revenues			
Kmart earned royalty	$ 7,793	$ 18,772	$ (10,979)
Kmart minimum guarantee true-up	6,707	4,978	1,729
Recognition of previously deferred royalties	10,000		10,000
Other	28,066	34,116	(6,050)
Total Merchandising Segment Revenues	52,566	57,866	(5,300)
Merchandising Segment Operating Costs and Expenses			
Production, distribution and editorial	9,549	10,409	860
Selling and promotion	2,950	6,529	3,579
General and administrative	2,922	7,980	5,058
Depreciation and amortization	62	90	28
Impairment charge — other asset	11,432	0	(11,432)
Total Merchandising Segment Operating Costs and Expenses	26,915	25,008	(1,907)
Merchandising Segment Operating Income	$ 25,651	$ 32,858	$ (7,207)

Merchandising revenues decreased 9% for the year ended December 31, 2009 from the prior year. Our agreement with Kmart ended in January 2010. The pro-rata portion of revenues related to the contractual minimum amounts from Kmart covering the specified periods is listed separately above as Kmart minimum guarantee true-up. In 2009, we also recognized royalties that were previously received and deferred and were subject to recoupment. No royalties were recouped throughout the Kmart relationship and therefore, we recognized $10.0 million as non-cash revenue in the fourth quarter of 2009. The decrease in other revenues was mostly due to a decrease in services that we provide to our partners for reimbursable zero-margin creative services projects and the prior year revenue true-up from Sears Canada, a relationship that expired in the third quarter of 2008.

Production, distribution and editorial expenses decreased $0.9 million due primarily to lower compensation costs as compared to the prior year due to reduced staffing. Selling and promotion expenses decreased $3.6 million primarily as a result of the corresponding revenue decrease in services that we provide to our partners for reimbursable creative services projects. General and administrative costs decreased $5.0 million primarily due to a $3.0 million cash make-whole payment that we received in October 2009 from our crafts manufacturing partner in connection with our investment as the result of capital restructuring within its business. In addition, general and administrative expenses decreased due to lower facilities-related expenses primarily due to reallocating rent charges among the segments to reflect current utilization. The decrease in our Merchandising segment rent allocation has offsetting increases in our Publishing segment. For the year ended December 31, 2009, we recorded non-cash impairment charges of $11.4 million related to our cost-based equity investment in United Craft MS Brands, LLC.

CORPORATE

(in thousands)	2009	2008	Variance
Corporate Operating Costs and Expenses			
General and administrative	$ 39,358	$ 44,934	$ 5,576
Depreciation and amortization	4,232	3,189	(1,043)
Total Corporate Operating Costs and Expenses	43,590	48,123	4,533
Corporate Operating Loss	$ (43,590)	$ (48,123)	$ 4,533

Corporate operating costs and expenses decreased 9% for the year ended December 31, 2009 from the prior year. General and administrative expenses decreased largely due to a company-wide reorganization in 2008 that resulted in severance and other one-time expenses as well as charges related to facility expenses in 2008. Expenses also decreased due to reallocating rent charges to reflect current utilization. The decrease in our Corporate segment has an offsetting increase in our Publishing segment. Partially offsetting the decrease in general and administrative expenses was higher bonus expense in 2009 compared to 2008. Depreciation and amortization expenses increased $1.0 million due to accelerated depreciation charges related to the relocation of our office space.

OTHER ITEMS

INTEREST (EXPENSE) / INCOME, NET. Interest expense, net, was $0.1 million for the year ended December 31, 2009, compared to interest income, net, of $0.5 million for the prior year ended December 31, 2008. The decrease in interest income was primarily attributable to lower interest rates on our money market funds and short-term investments, as well as lower average cash balances. The decrease was partially offset by a decline in interest expense in connection with our term loan related to the acquisition of certain assets of Emeril Lagasse due to a lower average outstanding principal balance in 2009 and lower interest rates.

OTHER (LOSS)/INCOME. Other loss was $0.2 million for the year ended December 31, 2009 compared to $0.8 million in the prior year. Certain investments in equity securities, previously accounted for under the equity method, were accounted for under the cost method beginning in the second quarter of 2009.

LOSS ON EQUITY SECURITIES: Loss on equity securities was $0.5 million for the year ended December 31, 2009 compared to a loss of $2.2 million in the prior year. The loss was the result of marking certain assets to fair value in accordance with accounting principles governing derivative instruments. The losses were partially offset by our gain from the sale of certain equity securities.

INCOME TAX EXPENSE. Income tax expense was $1.7 million for the year ended December 31, 2009, compared to a $2.3 million expense in the prior year. The difference is primarily due to the establishment of deferred tax liabilities in 2008 on indefinite lived intangibles with no tax basis.

NET LOSS. Net loss was ($14.6) million for the year ended December 31, 2009, compared to a net loss of ($15.7) million for the year ended December 31, 2008, as a result of the factors described above.

RESULTS OF OPERATIONS

Comparison for the Year Ended December 31, 2008 to the Year Ended December 31, 2007.

PUBLISHING SEGMENT

(in thousands)	2008	2007	Variance
Publishing Segment Revenues			
Advertising	$ 94,871	$ 106,691	$ (11,820)
Circulation	62,634	71,707	(9,073)
Books	4,676	3,373	1,303
Other	1,359	1,956	(597)
Total Publishing Segment Revenues	163,540	183,727	(20,187)
Publishing Segment Operating Costs and Expenses			
Production, distribution and editorial	86,018	93,312	7,294
Selling and promotion	55,419	72,655	17,236
General and administrative	5,951	5,034	(917)
Depreciation and amortization	379	1,188	809
Impairment — goodwill and other intangibles	9,349	—	(9,349)
Total Publishing Segment Operating Costs and Expenses	157,116	172,189	15,073
Publishing Segment Operating Income	$ 6,424	$ 11,538	$ (5,114)

Publishing revenues decreased 11% for the year ended December 31, 2008 from the prior year. Advertising revenue decreased $11.8 million due to the decrease in pages in *Martha Stewart Living*, *Everyday Food* and *Martha Stewart Weddings*, as well as the inclusion in 2007 of revenue from *Blueprint*, a publication that we discontinued at the end of 2007. The decrease in advertising pages was partially offset by slightly higher advertising rates across all titles, as well as two extra issues of *Body + Soul*. Circulation revenue decreased $9.1 million due to lower newsstand unit volume, lower subscription rate per copy and higher agency commissions in 2008 for *Martha Stewart Living* and *Everyday Food*. Circulation revenue was negatively impacted by the 2007 contribution of *Blueprint*. These decreases were partially offset by higher volume of subscription sales for *Martha Stewart Living*, *Body + Soul* and *Everyday Food* as well as the positive impact of the frequency increase in *Body + Soul*. Revenue related to our books business increased $1.3 million primarily due to the timing of delivery and acceptance of manuscripts related to our multi-book agreement with Clarkson Potter/Publishers. Other revenue decreased due to lower ancillary sales of products related to *Body + Soul*.

Magazine Publication Schedule

Year ended December 31,	2008	2007
Martha Stewart Living	12 Issues	12 Issues
Martha Stewart Weddings (a)	5 Issues	5 Issues
Everyday Food	10 Issues	10 Issues
Body + Soul(b)	10 Issues	8 Issues
Special Interest Publications	8 Issues	9 Issues
Blueprint (c)	N/A	6 Issues

(a) In 2008 and 2007, we published one special *Martha Stewart Weddings* issue.

(b) Frequency switched to 10 issues a year in 2008

(c) Launched in May 2006 and discontinued after the January/February 2008 issue which was accounted for in the year ended December 31, 2007.

Production, distribution and editorial expenses decreased $7.3 million in 2008, primarily due to savings related to the discontinuation of *Blueprint* as well as lower volume of pages and lower art and editorial staff costs, partially offset by higher print order of *Body + Soul* and higher paper and postage costs. Selling and promotion expenses decreased $17.2 million due to the absence of costs of *Blueprint*, lower circulation marketing costs, lower fulfillment rates associated with *Martha Stewart Living* and *Everyday Food* and lower advertising staff and marketing program costs. Prior year selling and promotion expenses also included non-recurring employee-related separation charges. General and administrative expenses increased $0.8 million primarily due to higher allocation of facilities and administrative costs as well as slightly higher compensation costs. In the fourth quarter of 2008, we recorded a non-cash impairment charge related primarily to the goodwill associated with our 2004 acquisition of the *Body + Soul* publication group. This charge was the result of our annual impairment testing under generally accepted accounting principles. Depreciation and amortization expenses decreased $0.8 million due to a change in allocation policy. In 2008, we ceased allocating depreciation and amortization to the various business segments for certain general leasehold improvements. This decrease in depreciation and amortization in the Publishing segment was offset by an increase in depreciation and amortization in the Corporate segment.

BROADCASTING SEGMENT

(in thousands)	2008	2007	Variance
Broadcasting Segment Revenues			
Advertising	$ 26,666	$ 21,078	5,588
Radio	7,500	7,500	—
Licensing and other	13,162	11,685	1,477
Total Broadcasting Segment Revenues	47,328	40,263	7,065
Broadcasting Segment Operating Costs and Expenses			
Production, distribution and editorial	31,291	34,099	2,808
Selling and promotion	3,392	4,026	634
General and administrative	7,287	7,456	169
Depreciation and amortization	2,578	2,201	(377)
Total Broadcasting Segment Operating Costs and Expenses	44,548	47,782	3,234
Broadcasting Segment Operating Income / (Loss)	$ 2,780	$ (7,519)	$ 10,299

Broadcasting revenues increased 18% for the year ended December 31, 2008 from the prior year. Advertising revenue increased $5.6 million primarily due to the increase in advertising inventory (related to our revised season 3 distribution agreement for *The Martha Stewart Show*), partially offset lower revenue due to the timing of integrations as well as a decline in household ratings. Licensing revenue increased $1.5 million primarily due to Chef Emeril Lagasse's television programming including the new original series on Planet Green featuring Emeril Lagasse as well as from the *Essence of Emeril* on the Food Network and the rebroadcast of *Emeril Live!* on the Fine Living Network. Licensing and other revenue also increased due to a domestic distribution agreement with the Fine Living Network on cable to air *The Martha Stewart Show,* increased international distribution of *The Martha Stewart Show*, a new marketing agreement with TurboChef and the new series *Whatever Martha!* These increases were partially offset by the exchange of season 3 license fees for additional advertising inventory related to *The Martha Stewart Show.*

Production, distribution and editorial expenses decreased $2.8 million due principally to a 2007 non-cash charge associated with the vesting of a portion of a warrant granted in connection with the production of *The Martha Stewart Show,* as well as lower production costs for season 3 of *The Martha Stewart Show* as compared to season 2. These decreases are partially offset by 2008 distribution costs which were reported net of licensing revenues in 2007 as well as costs related to the new series *Whatever Martha!* and costs associated with Emeril Lagasse's television programming. Selling and promotion expenses decreased $0.6 million primarily due to lower marketing costs associated with the launch of season 4 of *The Martha Stewart Show* as compared to the costs of the season 3 launch and the timing of promotional expenses. Depreciation and amortization increased $0.4 million due to the amortization of the content library for Emeril, which was partially offset by the full depreciation of the set for *The Martha Stewart Show* in the second quarter of 2007.

INTERNET SEGMENT

(in thousands)	2008	2007	Variance
Internet Segment Revenues			
Advertising and other	$ 14,472	$ 11,779	$ 2,693
Product	1,104	7,410	(6,306)
Total Internet Segment Revenues	15,576	19,189	(3,613)
Internet Segment Operating Costs and Expenses			
Production, distribution and editorial	8,984	14,092	5,108
Selling and promotion	6,164	6,023	(141)
General and administrative	3,487	3,969	482
Depreciation and amortization	1,737	1,242	(495)
Total Internet Segment Operating Costs and Expenses	20,372	25,326	4,954
Internet Segment Operating Loss	$ (4,796)	$ (6,137)	$ 1,341

Internet revenues decreased 19% for the year ended December 31, 2008 from the prior year. Advertising and other revenue increased $2.7 million due to an increase in page views and sold advertising volume. Product revenue decreased $6.3 million due to the transition of our flowers program from *Martha Stewart Flowers,* which generated sales through Valentine's Day 2008, to our new, co-branded agreement with 1-800-Flowers.com which began generating revenue in the second quarter of 2008 and reported in the Merchandising segment.

Production, distribution and editorial expenses decreased $5.1 million in 2008 from the prior year due primarily to the transition of our flowers business, which eliminated inventory and shipping expenses, and due to the prior year use of freelancers and consultants as well as technology costs related to the 2007 re-design of *marthastewart.com.* These savings were partially offset by an increase in headcount and related compensation costs. All costs related to 1-800-Flowers.com are reported in the Merchandising segment. General and administrative expenses decreased $0.5 million due to the transition of our flowers business as described above. Depreciation and amortization expenses increased $0.5 million primarily due to the 2007 launch of the redesigned website and the related depreciation costs.

MERCHANDISING SEGMENT

(in thousands)	2008	2007	Variance
Merchandising Segment Revenues			
Kmart earned royalty	$ 18,772	$ 25,190	(6,418)
Kmart minimum guarantee true-up	4,978	39,102	(34,124)
Other	34,116	20,419	13,697
Total Merchandising Segment Revenues	57,866	84,711	(26,845)
Merchandising Segment Operating Costs and Expenses			
Production, distribution and editorial	10,409	13,418	3,009
Selling and promotion	6,529	6,475	(54)
General and administrative	7,980	7,214	(766)
Depreciation and amortization	90	375	285
Total Merchandising Segment Operating Costs and Expenses	25,008	27,482	2,474
Merchandising Segment Operating Income	$ 32,858	$ 57,229	$ (24,371)

Merchandising revenues decreased 32% for the year ended December 31, 2008 from the prior year. The decrease in segment revenues was due primarily to the reduction of our contractual minimum guarantee from Kmart. Actual retail sales of our products at Kmart declined 25% on a comparable store and total store basis. The pro-rata portion of revenues related to the contractual minimum amounts covering the specified periods, net of amounts subject to recoupment, is listed separately above. Other revenues increased primarily due to contributions from Emeril Lagasse's brand and our annualized agreement with Macy's for our *Martha Stewart Collection* products. The increase in other revenues was also due to our partnership with 1-800-Flowers.com for our newly-launched flowers program and from the expansion of our crafts line with EK Success into Wal-Mart. The increases from these new initiatives were partially offset by the inclusion in 2007 of revenues from an endorsement and promotional agreement with U.S. affiliates of SVP Worldwide, makers of *Singer*, *Husqvarna Viking* and *Pfaff* sewing machines, with no comparable revenue in 2008.

Production, distribution and editorial expenses decreased $3.0 million primarily due to lower compensation costs. General and administrative costs increased $0.8 million reflecting the additional Merchandising segment expenses of our Emeril Lagasse brand, as well as higher allocated facilities costs.

CORPORATE

(in thousands)	2008	2007	Variance
Corporate Operating Costs and Expenses			
General and administrative	$ 44,934	$ 44,841	$ (93)
Depreciation and amortization	3,189	2,556	(633)
Total Corporate Operating Costs and Expenses	48,123	47,397	726
Corporate Operating Loss	$ (48,123)	$ (47,397)	$ (726)

Corporate operating costs and expenses increased 2% for the year ended December 31, 2008 from the prior year. General and administrative expenses increased $0.1 million due to cash and non-cash charges of $3.5 million related to a Company-wide reorganization that resulted in severance and other one-time compensation-related expenses and increased costs associated with a new intangible asset agreement. These increases were fully offset by lower non-cash compensation and the reduction of our annual bonus pool. Depreciation and amortization increased $0.6 million due to a change in allocation policy. In 2008, we ceased allocating depreciation and amortization to the various business segments for certain general leasehold improvements. This increase in depreciation and amortization in the Corporate segment was offset by a decrease in depreciation and amortization in the Publishing segment.

OTHER ITEMS

INTEREST INCOME, NET. Interest income, net, was $0.5 million for the year ended December 31, 2008, compared to $2.8 million for the prior year ended December 31, 2007. The decrease was attributable primarily to our 2008 interest expense from our $30 million term loan related to the acquisition of certain assets of Emeril Lagasse. Interest income also decreased due to lower interest rates.

OTHER (EXPENSE) / INCOME. Other expense was $0.8 million for the year ended December 31, 2008 related to our equity investment in WeddingWire. We record our proportionate share of the results of WeddingWire one quarter in arrears. Therefore, this loss represents our portion of prorated results of WeddingWire through September 30, 2008. Other income for the year ended December 31, 2007 was $0.4 million. The prior year income is related to the final legal settlement of the class action lawsuit known as *In re Martha Stewart Living Omnimedia, Inc. Securities Litigation.*

LOSS ON EQUITY SECURITIES: Loss on equity securities was $2.2 million for the year ended December 31, 2008. The loss is the result of marking certain assets to fair value in accordance with accounting principles governing derivative instruments as well as recognizing an other-than-temporary loss on our shares of TurboChef stock.

INCOME TAX EXPENSE. Income tax expense was $2.3 million for the year ended December 31, 2008, compared to a $0.6 million expense in the prior year. The current year provision includes $1.8 million which is attributable to differences between the financial statement carrying amounts of current and prior-year acquisitions of certain indefinite-lived intangible assets and their respective tax bases.

NET LOSS. Net loss was ($15.7) million for the year ended December 31, 2008, compared to a net income of $10.3 million for the year ended December 31, 2007, as a result of the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our primary source of liquidity has generally been from cash generated by operating activities. Specifically, in 2007, the majority of our cash generation was provided by the collection of Kmart contractual minimums. In 2008, cash from operations was provided by Kmart and from the Emeril Lagasse assets acquired in 2008. In 2009, we used cash for operations due to the significant reduction in cash received related to the Kmart contractual minimums as compared to 2008, as well as the increase in working capital. The increase to working capital was due to the increase in certain receivables and the decrease in deferred subscription revenue. Operating results and cash flows may change due to a variety of factors, including changes in demand for the product, changes in our cost structure and changes in macroeconomic factors. Any such changes in our business can have a significant effect on cash flows.

We believe, as described further below, that our available cash balances and short-term investments will be sufficient to meet our recurring cash needs for working capital and capital expenditures for 2010 including continued prepayments of our debt service obligations.

Sources and Uses of Cash

During 2009, our overall cash, cash equivalents and short-term investments decreased $21.7 million from December 31, 2008 due to net operating cash expenses, capital expenditures related to our office relocation and principal pre-payments of the term loan. Cash, cash equivalents and short-term investments were $38.5 million and $60.1 million at December 31, 2009 and December 31, 2008, respectively.

Operating Activities

Our cash inflows from operating activities are generated by our business segments from revenues, as described above, which include cash from advertising customers, licensing partners and magazine circulation sales. Operating cash outflows generally include employee and related costs, the physical costs associated with producing magazines, including related direct mail expenses, and the cash costs of facilities.

Cash (used in) and provided by operating activities was $(9.3) million, $39.7 million and $8.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. In 2009, cash used in operations reflected our operating loss, as discussed earlier, net of non-cash factors such as the recognition of previously deferred royalties related to Kmart. In addition, cash declined due to lower cash received from Kmart related to lower contractual minimum guaranteed payments and lower 2009 earned royalties. The decline in Kmart earned royalties in 2009 led to an increase in the minimum guaranteed true-up amount which resulted in a higher receivable balance at December 31, 2009. In 2010, we received cash from Kmart which satisfied our December 31, 2009 receivable related to earned royalties and the guaranteed minimum royalty from Kmart. Cash used in operating activities also declined due to lower cash received for new subscriptions during 2009 as the result of higher agency commissions and lower effective subscription rates per copy.

Investing Activities

Our cash inflows from investing activities generally include proceeds from the sale of short-term investments. Investing cash outflows generally include payments for the acquisition of new businesses; short- and long-term investments; and additions to property, plant, and equipment.

Cash used in investing activities was $(9.6) million, $(38.9) million and $(6.6) million for the years ended December 31, 2009, 2008, and 2007, respectively. In 2009, cash flow used in investing activities reflected $8.6 million paid for capital improvements primarily in conjunction with our relocation and consolidation of certain offices. Additionally, we invested $0.8 million predominantly for a non-controlling interest in Ziplist and we had net purchases of short-term investments of $0.2 million.

Financing Activities

Our cash inflows from financing activities generally include proceeds from the exercise of stock options for our Class A Common Stock issued under our equity incentive plans, as well as proceeds from debt financing. Cash outflows from financing activities generally include principal repayment of outstanding debt and debt issuance costs.

Cash flows (used in) and provided by financing activities were $(5.9) million, $18.8 million and $0.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. In 2009, we made $6.0 million in principal pre-payments on our term loan with Bank of America related to the acquisition of certain assets of Emeril Lagasse.

Debt

We have a line of credit with Bank of America in the amount of $5.0 million, which is generally used to secure outstanding letters of credit. The line was renewed as of June 30, 2009 for a one-year period. The renewal included certain substantive changes from the prior year's terms, including a covenant to maintain $5.0 million in liquidity, as that term is defined in the credit agreement, and the reduction of the current ratio requirement from 1.5:1.0 to 1.25:1.0. We were compliant with the debt covenants as of December 31, 2009. We had no outstanding borrowings under this facility as of December 31, 2009 and had letters of credit of $2.8 million.

In April 2008, we entered into a loan agreement with Bank of America in the amount of $30 million related to the acquisition of certain assets of Emeril Lagasse. The loan was originally secured by cash collateral of $28.5 million. In the third quarter of 2008, the cash collateral was replaced by collateral consisting of substantially all of the assets of the Emeril business that were acquired by the Company. During the third quarter of 2009, we amended and restated the loan agreement. As amended and restated, the loan was secured by substantially all of the assets of the Emeril business that we acquired, as well as cash collateral in an amount equal to the outstanding principal balance of the loan. While the loan was secured by the cash collateral, the interest rate was a floating rate of 1-month LIBOR plus 1.50%. Pursuant to a waiver and amendment executed in December 2009, Bank of America released its lien on the cash collateral at our request after we demonstrated that we would have been in compliance with the financial covenants outlined below for the fiscal quarter immediately preceding the requested release date had such financial covenants been applicable for that fiscal quarter. Subsequent to the December 2009 waiver and amendment, the interest rate is equal to a floating rate of 1-month LIBOR plus 2.85%.

Martha Stewart Living Omnimedia, Inc. and most of its domestic subsidiaries are guarantors of the loan. The loan agreement requires equal principal payments and related interest to be paid by the Company quarterly for the duration of the loan term, approximately 5 years. During the year ended December 31, 2009, we prepaid $6.0 million in principal representing the amounts due on March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010. Accordingly, the loan payable is characterized as a non-current liability as of December 31, 2009. We expect to pay the principal installments and interest expense with cash from operations.

The loan terms include financial covenants, failure with which to comply would result in an event of default and would permit Bank of America to accelerate and demand repayment of the loan in full. As of December 31, 2009, we were compliant with all the financial covenants. A summary of the most significant financial covenants is as follows:

A summary of the most significant financial covenants is as follows:

Financial Covenant	
Tangible Net Worth	At least $40.0 million
Funded Debt to EBITDA (a)	Equal to or less than 2.0
Parent Guarantor (the Company) Basic Fixed Charge Coverage Ratio (b)	Equal to or greater than 2.75
Quick Ratio	Equal to or greater than 1.0

(a) EBITDA is net income before interest, taxes, depreciation, amortization, non-cash equity compensation and impairment charges as defined in the loan agreement and subsequent waiver and amendment.

(b) Basic Fixed Charge Coverage is the ratio of EBITDA for the trailing four quarters to the sum of interest expense for the trailing four quarters and the current portion of long-term debt at the covenant testing date.

The loan agreement also contains a variety of other customary affirmative and negative covenants that, among other things, limit the Company's and its subsidiaries' ability to incur additional debt, suffer the creation of liens on their assets, pay dividends or repurchase stock, make investments or loans, sell assets, enter into transactions with affiliates other than on arm's length terms in the ordinary course of business, make capital expenditures, merge into or acquire other entities or liquidate. The negative covenants expressly permit the Company to, among other things: incur an additional $15 million of debt to finance permitted investments or acquisitions; incur an additional $15 million of earnout liabilities in connection with permitted acquisitions; spend up to $30 million repurchasing the Company's stock or paying dividends thereon (so long as no default or event of default existed at the time of or would result from such repurchase or dividend payment and the Company would be in pro forma compliance with the above-described financial covenants assuming such repurchase or dividend payment had occurred at the beginning of the most recently-ended four-quarter period); make investments and acquisitions (so long as no default or event of default existed at the time of or would result from such investment or acquisition and the Company would be in pro forma compliance with the above-described financial covenants assuming the acquisition or investment had occurred at the beginning of the most recently-ended four-quarter period); make up to $15 million in capital expenditures in fiscal year 2008 and $7.5 million in each subsequent fiscal year, provided that the Company can carry over any unspent amount to any subsequent fiscal year (but in no event may the Company make more than $15 million in capital expenditures in any fiscal year); sell one of the Company's investments (or any asset the Company might receive in conversion or exchange for such investment); and sell assets during the term of the loan comprising, in the aggregate, up to 10% of the Company's consolidated shareholders' equity, provided the Company receives at least 75% of the consideration in cash.

Cash Requirements

Our commitments consist primarily of leases for office facilities under operating lease agreements and principal repayments of our loan. Future minimum payments under our operating leases are included in Note 13 to our Consolidated Financial Statements and are summarized in the table below:

	Payments due by period (in thousands)					
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**	**Other**
Long-Term Debt Obligations *	$ 13,500	$ —	$ 12,000	$ 1,500	$ —	$ —
Operating Lease Obligations **	$ 68,011	11,456	16,892	14,969	24,694	—
Unrecognized Tax Benefits ***	$ 189	—	—	—	—	189
Total	$ 81,700	$ 11,456	$ 28,892	$ 16,469	$ 24,694	$ 189

* Long-term debt obligations exclude interest payments. The interest rate on the outstanding principal balance is equal to a floating rate of 1-month LIBOR plus 2.85%.

** Operating lease obligations include the lease for our television production facility which will expire in June 2010 and is currently in the process of being negotiated for renewal. Any potential future obligations related to television production facilities are not included in this table as they are not contractual at this time. Operating lease obligations are shown net of sublease income in this table. See Note 13, "*Commitments and Contingencies*," for further discussion of operating leases.

*** These amounts represent expected payments with interest for uncertain tax positions as of December 31, 2009. We are not able to reasonably estimate the timing of future cash flows related to $0.2 million of this liability, and therefore have presented this amount as "Other" in the table above. See Note 10, "*Income Taxes*," in the Notes to Consolidated Financial Statements, for further discussion.

In addition to our contractual obligations, in 2010, we expect to use approximately $3.0 million in cash for 2010 capital expenditures due to the continued leasehold improvements related to the consolidation of office space as well as continued upgrades to our corporate information technology. Also in 2010, we expect to use approximately $2.0 million in cash for 2009 capital expenditures.

OFF-BALANCE SHEET ARRANGEMENTS

Our bylaws may require us to indemnify our directors and officers against liabilities that may arise by reason of their status as such and to advance their expenses incurred as a result of any legal proceedings against them as to which they could be indemnified.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

General

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, deferred production costs, long-lived assets and accrued losses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that, of our significant accounting policies disclosed in this Annual Report on Form 10-K, the following may involve the highest degree of judgment and complexity.

Revenue Recognition

We recognize revenues when realized or realizable and earned. Revenues and associated accounts receivable are recorded net of provisions for estimated future returns, doubtful accounts and other allowances.

In an arrangement with multiple deliverables, Accounting Standards Codification ("ASC") Topic 605, *Revenue Recognition* ("ASC 605") provides guidance to determine a) how the arrangement consideration should be measured, b) whether the arrangement should be divided into separate units of accounting, and c) how the arrangement consideration should be allocated among the separate units of accounting. We have applied the guidance included in ASC 605 in establishing revenue recognition policies for our arrangements with multiple deliverables. For agreements with multiple deliverables, including our merchandising licensing contracts and our advertising contracts that cross our media platforms, if we are unable to put forth vendor specific objective evidence required under ASC 605 to determine the fair value of each deliverable, then we will account for the deliverables as a combined unit of accounting rather than separate units of accounting. In this case, revenue is recognized as the earnings process is completed, generally based on the revenue recognition policy applicable to the last deliverable. This policy has historically resulted in straight-line revenue recognition over the service period of that last deliverable.

Advertising revenues in the Publishing segment are generally recorded upon the on-sale dates of the magazines and are stated net of agency commissions and cash and sales discounts. Subscription revenues are recognized on a straight-line basis over the life of the subscription as issues are delivered. Newsstand revenues are recognized based on estimates with respect to future returns and net of brokerage and newsstand-related fees. We base our estimates on our historical experience and current market conditions. Revenues earned from book publishing are recorded as manuscripts are delivered to and/or accepted by our publisher. Additional revenue is recorded as sales on a unit basis exceed the advanced royalty for the individual title or in certain cases, advances on cross-collateralized titles.

Television advertising revenues are generally recorded when the related commercials are aired and are recorded net of agency commission and estimated reserves for television audience underdelivery. Television integration revenues are recognized when the segment featuring the related product/brand immersion is initially aired. Television revenue related to Emeril Lagasse is generally recognized when services are performed. Radio advertising revenues are general recorded when the related commercials are aired and are recorded net of agency commissions. Revenue from our radio licensing operations is recognized evenly over the life of the contract.

Internet advertising revenues are generally based on the sale of impression-based advertisements, which are recorded in the period in which the advertisements are served.

Licensing-based revenues, most of which are in our Merchandising segment, are accrued on a monthly basis based on the specific mechanisms of each contract. Payments are generally made by our partners on a quarterly basis. Generally, revenues are accrued based on actual sales, while any minimum guarantees are earned evenly over the fiscal year. Revenues related to our agreement with Kmart have been recorded on a monthly basis based on actual retail sales, until the last period of the year, when we recognized a substantial majority of the true-up between the minimum royalty amount and royalties paid on actual sales. Not recognizing revenue until the fourth quarter was originally driven in large part by concern about whether the collectability of the minimums was reasonably assured in the wake of the Kmart Chapter 11 filing. Concern about the collectability persisted in subsequent years due to difficulties in the relationship with Kmart and numerous store closings that caused royalties to fall short of the minimums. Accordingly, the true-up payment was recorded in the fourth quarter at the time the true-up amounts were known and subsequently collected.

We maintain reserves for all segment receivables, as appropriate. These reserves are adjusted regularly based upon actual results. We maintain allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required.

Television Production Costs

Television production costs are capitalized and amortized based upon estimates of future revenues to be received and future costs to be incurred for the applicable television product. We base our estimates primarily on existing contracts for programs, historical advertising rates and ratings, as well as market conditions. Estimated future revenues and costs are adjusted regularly based upon actual results and changes in market and other conditions.

Goodwill and Indefinite-Lived Intangible Assets

We are required to analyze our goodwill and other intangible assets on an annual basis as well as when events and circumstances indicate impairment may have occurred. Unforeseen events and changes in circumstances and market conditions and material differences in the value of long-lived assets due to changes in estimates could negatively affect the fair value of our assets and result in an impairment charge. In estimating fair value, we must make assumptions and projections regarding items such as future cash flows, future revenues, future earnings and other factors. The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and are also consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions. If these estimates or their related assumptions change in the future, we may be required to record an impairment loss for any of our intangible assets. Had the estimated fair values of each of these reporting units been hypothetically lower by 10% as of our annual testing date, the fair values of the reporting units would have exceeded their respective carrying values. Had the estimated fair values of each of these reporting units been hypothetically lower by 20% as of our annual testing date, the fair value of one of our reporting units would not have exceeded its respective carrying value which could result in an impairment charge of less than $1.0 million. The recording of any resulting impairment loss could have a material adverse effect on our financial statements.

Long-Lived and Definite-Lived Intangible Assets

We review the carrying values of our long-lived assets whenever events or changes in circumstances indicate that such carrying values may not be recoverable. Unforeseen events and changes in circumstances and market conditions and material differences in the value of long-lived assets due to changes in estimates of future cash flows could negatively affect the fair value of our assets and result in an impairment charge, which could have a material adverse effect on our financial statements.

Deferred Income Tax Asset Valuation Allowance

We record a valuation allowance to reduce our deferred income tax assets to the amount that is more likely than not to be realized. In evaluating our ability to recover our deferred income tax assets, we consider all available positive and negative evidence, including our operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction by jurisdiction basis. Our cumulative pre-tax loss in recent years represents sufficient negative evidence for us to determine that the establishment of a full valuation allowance against the deferred tax asset is appropriate. This valuation allowance offsets net deferred tax assets associated with future tax deductions as well as carryforward items. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes. See Note 10 of the Notes to the consolidated financial statements for additional information.

Non-Cash Equity Compensation

We currently have a stock incentive plan that permits us to grant various types of share-based incentives to key employees, directors and consultants. The primary types of incentives that have been granted under the plan are restricted shares of common stock and stock options. Restricted shares are valued at the market value of traded shares on the date of grant, while stock options are valued using a Black-Scholes option pricing model. The Black-Scholes option pricing model requires numerous assumptions, including expected volatility of our stock price and expected life of the option.

Item 7A. *Quantitative and Qualitative Disclosure about Market Risk.*

We are exposed to certain market risks as the result of our use of financial instruments, in particular the potential market value loss arising from adverse changes in interest rates as well as from adverse changes in our publicly traded investment. We do not utilize financial instruments for trading purposes.

Interest Rates

We are exposed to market rate risk due to changes in interest rates on our loan agreement with Bank of America that we entered into on April 2, 2008 under which we borrowed $30.0 million to fund a portion of the acquisition of certain assets of Emeril Lagasse. Interest rates applicable to amounts outstanding under this facility are at variable rates based on the 1-month LIBOR rate plus 2.85%. During the portion of 2009 in which the loan was collateralized by cash, the interest rate was lowered to 1-month LIBOR rate plus 1.50%. A change in interest rates on this variable rate debt impacts the interest incurred and cash flows but does not impact the fair value of the instrument. We had outstanding borrowings of $13.5 million on the term loan at December 31, 2009 at an average rate of 2.95% for the year. A one percentage point increase in the interest rate would have increased interest expense by $0.2 million for 2009.

We also have exposure to market rate risk for changes in interest rates as those rates relate to our investment portfolio. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. We attempt to protect and preserve our invested funds by limiting default, market and reinvestment risk. To achieve this objective, we invest our excess cash in debt instruments of the United States Government and its agencies and in high-quality corporate issuers (including bank instruments and money market funds) and, by internal policy, limit both the term and amount of credit exposure to any one issuer. As of December 31, 2009, net unrealized gains and losses on these investments were not material. However, in 2009, we recorded approximately $0.7 million in interest income. Our future investment income may fluctuate due to changes in interest rates, or we may suffer losses in principal if forced to sell securities that have declined in market value due to changes in interest rates. A one percentage point decrease in average interest rates would have decreased interest income by $0.6 million for 2009.

Stock Prices

We have a common stock investment in a publicly traded company that is subject to market price volatility. This investment had an aggregate fair value of approximately $3.0 million as of December 31, 2009. A hypothetical decrease in the market price of this investment of 10% would result in a fair value of approximately $2.7 million. The hypothetical decrease in fair value of $0.3 million would be recorded in shareholders' equity as other comprehensive loss, as any change in fair value of our publicly-traded equity securities are not recognized on our statement of operations, unless the loss is deemed other-than-temporary.

Item 8. *Financial Statements and Supplementary Data.*

The information required by this Item is set forth on pages F-1 through F-29 of this Annual Report on Form 10-K and is incorporated by reference herein.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Principal Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as defined in the Rules 13a-15(e) and 15d-15(e) under the Exchange Act required by Exchange Act Rules 13a-15(b) or 15d-15(e)), as of the end of the period covered by this report. Based upon that evaluation, our Principal Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of that date to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including the Principal Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Principal Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this report based on the framework in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, our Principal Executive Officer and Principal Financial Officer concluded that our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with United States generally accepted accounting principles.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on our internal control over financial reporting. The attestation report is included herein.

Evaluation of Changes in Internal Control Over Financial Reporting

Under the supervision and with the participation of our management, including our Principal Executive Officer and Chief Financial Officer, we have determined that, during the fourth quarter of fiscal 2009, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Martha Stewart Living Omnimedia, Inc.

We have audited Martha Stewart Living Omnimedia, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Martha Stewart Living Omnimedia, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Martha Stewart Living Omnimedia, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 5, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young
New York, New York
March 5, 2010

Item 9B. ***Other Information.***

On March 1, 2010, our Board of Directors appointed Martha Stewart as our Chief Editorial, Media and Content Officer, a role in which she will assume more significant oversight for these areas. Also effective March 1, 2010, Gael Towey will no longer be a named executive officer but will continue to be involved with all creative aspects of our publishing business.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

The information required by this Item is set forth in our Proxy Statement for our 2010 annual meeting of stockholders (our "Proxy Statement") under the captions "**ELECTION OF DIRECTORS** — Information Concerning Nominees," "**INFORMATION CONCERNING EXECUTIVE OFFICERS AND OUR FOUNDER,**" "**MEETINGS AND COMMITTEES OF THE BOARD** — Code of Ethics" and "- Audit Committee," and "**SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE**" and is hereby incorporated herein by reference.

Item 11. ***Executive Compensation.***

The information required by this Item is set forth in our Proxy Statement under the captions "**MEETINGS AND COMMITTEES OF THE BOARD** — Compensation Committee Interlocks and Insider Participation," "**COMPENSATION OF OUTSIDE DIRECTORS,**" "**DIRECTOR COMPENSATION TABLE,**" "**COMPENSATION COMMITTEE REPORT,**" "**COMPENSATION DISCUSSION AND ANALYSIS,**" "**SUMMARY COMPENSATION TABLE,**" "**GRANTS OF PLAN-BASED AWARDS IN 2009,**" "**EXECUTIVE COMPENSATION AGREEMENTS,**" "**OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2009,**" "**OPTION EXERCISES AND STOCK VESTED DURING 2009,**" and "**POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL**" and is hereby incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

Equity Compensation Plan Information

The following table sets forth certain information regarding our equity compensation plans as of December 31, 2009.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a) (c)
Equity Compensation plans approved by security holders:	7,487,491(1)	$ 7.70	4,579,495(2)
Equity Compensation plans not approved by security holders:	416,667(3)	$ 12.59	n/a
Total	7,904,158	n/a	n/a

(1) Includes 454,125 performance-based restricted stock units and shares. The weighted average exercise price reported in column (b) does not take these awards into account.

(2) Represents shares available for grant under the Martha Stewart Living Omnimedia Omnibus Stock and Option Compensation Plan.

(3) Represents the remainder of a warrant to purchase 833,333 shares issued in connection with a consulting agreement in August 2006, which was exercised in part in January 2007. The 416,666 shares became fully vested in July 2007. See Note 9 to our consolidated financial statements.

The information required by this Item regarding beneficial ownership of our equity securities is set forth in our Proxy Statement under the caption "**SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT**" and is hereby incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this Item is set forth in our Proxy Statement under the caption "**CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS**" and "**MEETING AND COMMITTEES OF THE BOARD** — Corporate Governance" and is hereby incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services.*

The information required by this Item is set forth in our Proxy Statement under the caption "**INDEPENDENT PUBLIC ACCOUNTANTS**" and is hereby incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a) (1) and (2) Financial Statements and Schedules: See page F-1 of this Annual Report on Form 10-K.

(3) Exhibits:

Exhibit Number		Exhibit Title
2.1	—	Asset Purchase Agreement dated as of February 19, 2008 among Emeril's Food of Love Productions, L.L.C., emerils.com, LLC and Emeril J. Lagasse, III, as the Sellers, and Martha Stewart Living Omnimedia, Inc. and MSLO Shared IP Sub LLC, as the Buyers (incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K (file number 001-15395) filed on February 19, 2008).
3.1	—	Martha Stewart Living Omnimedia, Inc.'s Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form S-1, as amended, File Number 333-84001 (the "Registration Statement")).
3.2	—	Martha Stewart Living Omnimedia, Inc.'s By-Laws (incorporated by reference to Exhibit 3.2 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended June 30, 2008 ("June 2008 10-Q")).
4.1	—	Warrant to purchase shares of Class A Common Stock, dated August 11, 2006 (incorporated by reference to Exhibit 4.2 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended September 30, 2006 ("September, 2006 10-Q")).
10.1†	—	1999 Stock Incentive Plan (incorporated by reference to the Registration Statement), as amended by Exhibits 10.1.1, 10.1.2 and 10.1.3.
10.1.1†	—	Amendment No. 1 to the 1999 Stock Incentive Plan, dated as of March 9, 2000 (incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 1999, File Number 001-15395 (the "1999 10-K")).
10.1.2†	—	Amendment No. 2 to the Amended and Restated 1999 Stock Incentive Plan, dated as of May 11, 2000 (incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the "June 2000 10-Q")).
10.1.3†	—	Amendment No. 3 to the Amended and Restated 1999 Stock Incentive Plan (incorporated by reference to our Current Report on Form 8-K filed on May 17, 2005 (the "May 17, 2005 8-K")).
10.2†	—	1999 Non-Employee Director Stock and Option Compensation Plan (incorporated by reference to the Registration Statement) as amended by Exhibit 10.2.1.
10.2.1†	—	Amendment No. 1 to the Martha Stewart Living Omnimedia, Inc. Non-Employee Director Stock and Option Compensation Plan (incorporated by reference to the May 17, 2005 8-K).
10.3	—	Form of Intellectual Property License and Preservation Agreement, dated as of October 22, 1999, by and between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to Exhibit 10.8 to the Registration Statement).
10.4	—	Lease, dated as of September 24, 1992, between Tishman Speyer Silverstein Partnership and Time Publishing Ventures, Inc., as amended by First Amendment of Lease dated as of September 24, 1994 between 11 West 42 Limited Partnership and Time Publishing Ventures, Inc. (incorporated by reference to Exhibit 10.10 to the Registration Statement).
10.5	—	Lease, dated as of March 31, 1998, between 11 West 42 Limited Partnership and Martha Stewart Living Omnimedia LLC (incorporated by reference to Exhibit 10.11 to the Registration Statement).
10.6	—	Lease, dated August 20, 1999, between 601 West Associates LLC and Martha Stewart Living Omnimedia LLC (incorporated by reference to Exhibit 10.12 to the Registration Statement) as amended by Exhibits 10.6.1 and 10.6.2.
10.6.1	—	First Lease Modification Agreement, dated December 24, 1999, between 601 West Associates LLC and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.12.1 to our Annual Report on Form 10-K (file number 001-15395) for the year ended December 31, 1999).
10.6.2	—	Sixth Lease Modification Agreement, dated as of June 14, 2007, between 601 West Associates LLC and Martha Stewart Living Omnimedia, Inc (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended March 31, 2008 ("March 2008 10-Q")).

Exhibit Number		Exhibit Title
10.7	—	Lease, dated as of October 1, 2000, between Newtown Group Properties Limited Partnership and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.1 our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended June 30, 2001 (the "June 2001 10-Q")).
10.8	—	License Agreement, dated June 21, 2001 by and between Kmart Corporation and MSO IP Holdings, Inc. (incorporated by reference to Exhibit 10.3 to the June 2001 10-Q) as amended by Exhibit 10.8.1 and 10.8.2.
10.8.1	—	Amendment, dated as of April 22, 2004 to the License Agreement, by and between MSO IP Holdings, Inc. and Kmart Corporation, dated June 21, 2001 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended June 30, 2004).
10.8.2*	—	Amendment, dated as of July 7, 2009, to the License Agreement, by and between MSO IP Holdings, Inc. and Kmart Corporation, dated June 21, 2001, as amended.
10.9†	—	Split-Dollar Life Insurance Agreement, dated February 28, 2001, by and among Martha Stewart Living Omnimedia, Inc., Martha Stewart and The Martha Stewart Family Limited Partnership (incorporated by reference to Exhibit 10.17 to our Annual Report on Form 10-K (file number 001-15395) for the year ended December 31, 2000) as amended by Exhibits 10.9.1 and 10.9.2 and terminated by Exhibit 10.9.3.
10.9.1†	—	Amendment, dated January 28, 2002, to Split-Dollar Life Insurance Agreement, dated February 28, 2001, by and between Martha Stewart Living Omnimedia, Inc., Martha Stewart and The Martha Stewart Family Limited Partnership (incorporated by reference to Exhibit 10.14.2 to our Annual Report on Form 10-K (file number 001-15395) for the year ended December 31, 2001).
10.9.2†	—	Amendment, dated as of January 1, 2003, to Split-Dollar Life Insurance Agreement, dated February 28, 2001, as amended, by and among Martha Stewart Living Omnimedia, Inc., Martha Stewart and The Martha Stewart Family Limited Partnership (incorporated by reference to Exhibit 10.14.3 to our Annual Report on Form 10-K (file number 001-15395) for the year ended December 31, 2002).
10.9.3†*	—	Agreement, dated November 9, 2009, terminating the Split-Dollar Life Insurance Agreement dated February 28, 2001 by and among Martha Stewart Living Omnimedia, Inc., Martha Stewart and the Martha Stewart Family Limited Partnership, as amended.
10.10	—	Amended and Restated Employment Agreement, dated as of April 1, 2009, between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q (file number 001-15395) for the Quarter ended March 31, 2009 ("March 2009 10-Q").
10.11	—	Intangible Asset License Agreement, dated as of June 13, 2008, between Martha Stewart Living Omnimedia, Inc. and MS Real Estate Management Company (incorporated by reference to Exhibit 10.9 to our June 2008 10-Q), as amended by Exhibits 10.11.1 and 10.11.2.
10.11.1*	—	First Amendment, dated as of December, 2008, to the Intangible Asset License Agreement between MS Real Estate Management Company and Martha Stewart Living Omnimedia, Inc. dated as of June 13, 2008.
10.11.2*	—	Second Amendment, dated as of February 8, 2010, to the Intangible Asset License Agreement between MS Real Estate Management Company and Martha Stewart Living Omnimedia, Inc. dated as of June 13, 2008, as amended.
10.12†	—	Employment Agreement, dated as of March 24, 2009, between Martha Stewart Living Omnimedia, Inc. and Kelli Turner (incorporated by reference to Exhibit 10.1 to our March 2009 10-Q).
10.13†	—	2005 Executive Severance Pay Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (file number 001-15395) filed on January 6, 2005).
10.14†	—	Form of Restricted Stock Award Agreement for use under the Martha Stewart Living Omnimedia, Inc. Amended and Restated 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (file number 001-15395) filed on January 14, 2005).
10.15†	—	Registration Rights Agreement between Charles A. Koppelman and Martha Stewart Living Omnimedia, Inc. dated January 24, 2005 (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K (file number 001-15395) filed on October 21, 2005).
10.16†	—	Separation Agreement, dated as of April 20, 2009, between Martha Stewart Living Omnimedia, Inc. and Wenda Harris Millard (incorporated by reference to Exhibit 10.3 to our March 2009 10-Q).
10.17	—	Warrant Registration Rights Agreement, dated as of August 11, 2006, between Martha Stewart Living Omnimedia, Inc. and Mark Burnett (incorporated by reference to Exhibit 10.3 to our September, 2006 10-Q).
10.18†	—	Form of Restricted Stock Unit Award Agreement under the Amended and Restated 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K (file number 001-15395) filed on February 27, 2007).
10.19†	—	2008 Executive Severance Pay Plan (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended September 30, 2007 ("September 2007 10-Q")).

Exhibit Number		Exhibit Title
10.20	—	Publicity Rights Agreement, dated as of April 2, 2008, by and among Martha Stewart Living Omnimedia, Inc., MSLO Shared IP Sub LLC and Emeril J. Lagasse, III (incorporated by reference to Exhibit 10.4 to our March 2008 10-Q).
10.21	—	Amended and Restated Loan Agreement, dated as of August 7, 2009, by and among Bank of America, N.A., MSLO Emeril Acquisition Sub LLC and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended September 30, 2009 ("September 2009 10-Q")), as amended by Exhibit 10.22.
10.22*	—	Waiver and Amendment to Loan Documents, dated as of December 18, 2009, to Amended and Restated Loan Agreement dated as of August 7, 2009 among Bank of America, N.A., MSLO Emeril Acquisition Sub LLC and Martha Stewart Living Omnimedia, Inc.
10.23	—	Security Agreement, dated as of July 31, 2008, among Martha Stewart Living Omnimedia, Inc., MSLO Emeril Acquisition Sub LLC, and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended September 30, 2008 ("September 2008 10-Q")) as amended by Exhibits 10.23.1, 10.23.2, and 10.22.
10.23.1	—	Waiver and Omnibus Amendment No. 1, dated as of June 18, 2009, to Loan Agreement dated as of April 4, 2008 by and among Bank of America, N.A., MSLO Emeril Acquisition Sub LLC and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended June 30, 2009).
10.23.2	—	Amendment No. 2, dated as of August 7, 2009, to Security Agreement dated as of July 31, 2008 among Martha Stewart Living Omnimedia, Inc., Emeril Acquisition Sub LLC and Bank of America, (incorporated by reference to Exhibit 10.2 to our September 2009 10-Q).
10.24	—	Continuing and Unconditional Guaranty dated as of April 4, 2008 executed by Martha Stewart Living Omnimedia, Inc., MSO IP Holdings, Inc., Martha Stewart, Inc., Body and Soul Omnimedia, Inc., MSLO Productions, Inc., MSLO Productions — Home, Inc., MSLO Productions — EDF, Inc. and Flour Productions, Inc. (incorporated by reference to Exhibit 10.8 to our March 2008 10-Q), as reaffirmed by Exhibit 10.24.1.
10.24.1	—	Reaffirmation of Guaranty, dated as of August 7, 2009, executed by Martha Stewart Living Omnimedia, Inc., MSO IP Holdings, Inc., Martha Stewart, Inc., Body and Soul Omnimedia, Inc., MSLO Productions, Inc. MSLO Productions Home, Inc. MSLO Productions — EDF, Inc and Flour Productions, Inc. (incorporated by reference to Exhibit 10.3 to our September 2009 10-Q).
10.25	—	Registration Rights Agreement, dated as of April 2, 2008, by and among Martha Stewart Living Omnimedia, Inc., Emeril's Food of Love Productions, L.L.C., emerils.com, LLC and Emeril J. Lagasse, III (incorporated by reference to Exhibit 10.9 to our March 2008 10-Q).
10.26*	—	Director Compensation Program.
10.27†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan (incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K (file number 001-15395) filed on May 20, 2008 ("May 20, 2008 8-K")).
10.28†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Option Agreement and forms of related Notices (incorporated by reference to Exhibit 99.2 to our May 20, 2008 8-K).
10.29†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Unit Agreement (incorporated by reference to Exhibit 99.3 to our May 20, 2008 8-K).
10.30†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Grant Agreement (incorporated by reference to Exhibit 99.4 to our May 20, 2008 8-K).
10.31†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Appreciation Right Agreement and form of related Notice (incorporated by reference to Exhibit 99.5 to our May 20, 2008 8-K).
10.32†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Grant Agreement and form of related Acknowledgement (incorporated by reference to Exhibit 99.6 to our May 20, 2008 8-K).
10.33†	—	Form of Performance-Based Restricted Stock Unit Agreement pursuant to the Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (file number 001-15395) filed on February 12, 2009).
10.34†	—	Employment Agreement, dated as of September 17, 2008, between Martha Stewart Living Omnimedia, Inc. and Charles A. Koppelman (incorporated by reference to Exhibit 10.2 to our September 2008 10-Q).

Exhibit Number		Exhibit Title
10.35†	—	Employment Agreement, dated as of September 17, 2008, between Martha Stewart Living Omnimedia, Inc. and Wenda Harris Millard (incorporated by reference to Exhibit 10.3 to our September 2008 10-Q).
10.36†	—	Employment Agreement, dated as of September 17, 2008, between Martha Stewart Living Omnimedia, Inc. and Robin Marino (incorporated by reference to Exhibit 10.4 to our September 2008 10-Q).
10.37†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Grant Agreement dated October 1, 2008 between Martha Stewart Living Omnimedia, Inc. and Charles Koppelman (incorporated by reference to Exhibit 10.5 to our September 2008 10-Q).
10.38†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Option Grant Agreement and form of related Notice dated October 1, 2008 between Martha Stewart Living Omnimedia, Inc. and Charles Koppelman (incorporated by reference to Exhibit 10.6 to our September 2008 10-Q).
10.39†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Grant Agreement dated October 1, 2008 between Martha Stewart Living Omnimedia, Inc. and Wenda Harris Millard (incorporated by reference to Exhibit 10.7 to our September 2008 10-Q).
10.40†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Option Grant Agreement and form of related Notice dated October 1, 2008 between Martha Stewart Living Omnimedia, Inc. and Wenda Harris Millard (incorporated by reference to Exhibit 10.8 to our September 2008 10-Q).
10.41†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Grant Agreement dated October 1, 2008 between Martha Stewart Living Omnimedia, Inc. and Robin Marino (incorporated by reference to Exhibit 10.9 to our September 2008 10-Q).
10.42†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Option Grant Agreement and form of related Notice dated October 1, 2008 between Martha Stewart Living Omnimedia, Inc. and Robin Marino (incorporated by reference to Exhibit 10.10 to our September 2008 10-Q).
10.43†	—	Martha Stewart Living Omnimedia, Inc. Director Deferral Plan (incorporated by reference to Exhibit 10.46 to our Annual Report on Form 10-K (file number 001-15395) for the year ended December 31, 2008 (the "2008 10-K")).
10.44†	—	Martha Stewart Living Omnimedia, Inc. Non-Employee Director Stock and Option Compensation Plan Deferral Election Form dated July 1, 2004 and Clarification dated December 23, 2008 between Martha Stewart Living Omnimedia, Inc. and Michael Goldstein (incorporated by reference to Exhibit 10.47 to the 2008 Form 10-K).
10.45†	—	Martha Stewart Living Omnimedia, Inc. Annual Incentive Plan (incorporated by reference to the Company's proxy statement filed in respect of its 2005 annual meeting of shareholders, dated as of April 7, 2005).
21*	—	List of Subsidiaries.
23.1*	—	Consent of Independent Registered Public Accounting Firm.
31.1*	—	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	—	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32*	—	Certification of Principal Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

† indicates management contracts and compensatory plans

* indicates filed herewith

** Schedules and exhibits to this Agreement have been omitted. The Company agrees to furnish a supplemental copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARTHA STEWART LIVING OMNIMEDIA, INC.

By: /s/ Charles Koppelman
Name: Charles Koppelman
Title: *Principal Executive Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	**Title**
/s/ Charles Koppelman Charles Koppelman	Principal Executive Officer & Executive Chairman of the Board
/s/ Kelli Turner Kelli Turner	Principal Financial and Accounting Officer
/s/ Charlotte Beers Charlotte Beers	Director
/s/ Michael Goldstein Michael Goldstein	Director
/s/ Arlen Kantarian Arlen Kantarian	Director
/s/ William Roskin William Roskin	Director
/s/ Todd Slotkin Todd Slotkin	Director
/s/ Frederic Fekkai Frederic Fekkai	Director

Each of the above signatures is affixed as of March 5, 2010.

(This page has been left blank intentionally.)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS, FINANCIAL STATEMENT SCHEDULES AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm F-2

Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007 .... F-3

Consolidated Balance Sheets at December 31, 2009 and 2008 .... F-4

Consolidated Statements of Shareholders' Equity and Comprehensive Loss for the years ended December 31, 2009, 2008, and 2007 .... F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008, and 2007 .... F-6

Notes to Consolidated Financial Statements F-7

Financial Statement Schedule II — Valuation and Qualifying Accounts for the years ended December 31, 2009, 2008 and 2007 .... F-28

All other schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Martha Stewart Living Omnimedia, Inc.:

We have audited the accompanying consolidated balance sheets of Martha Stewart Living Omnimedia, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martha Stewart Living Omnimedia, Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Martha Stewart Living Omnimedia Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young
New York, New York
March 5, 2010

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands except share and per share data)

	2009	2008	2007
REVENUES			
Publishing	$ 128,981	$ 163,540	$ 183,727
Broadcasting	46,111	47,328	40,263
Internet	17,119	15,576	19,189
Merchandising	52,566	57,866	84,711
Total revenues	244,777	284,310	327,890
OPERATING COSTS AND EXPENSES			
Production, distribution and editorial	121,522	136,709	154,921
Selling and promotion	59,333	71,504	89,179
General and administrative	56,584	69,632	68,514
Depreciation and amortization	7,874	7,973	7,562
Impairment charge — goodwill	—	8,849	—
Impairment charge — other asset	11,432	500	—
Total operating costs and expenses	256,745	295,167	320,176
OPERATING (LOSS) / INCOME	(11,968)	(10,857)	7,714
OTHER (EXPENSE)/INCOME			
Interest (expense)/income, net	(101)	490	2,771
Other (loss)/income	(236)	(763)	432
Loss on equity securities	(547)	(2,221)	—
Total other (expense) / income	(884)	(2,494)	3,203
(LOSS)/INCOME BEFORE INCOME TAXES	(12,852)	(13,351)	10,917
Income tax provision	(1,726)	(2,314)	(628)
NET (LOSS) / INCOME	$ (14,578)	$ (15,665)	$ 10,289
(LOSS) / INCOME PER SHARE			
Basic and diluted	$ (0.27)	$ (0.29)	$ 0.20
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING			
Basic	53,880	53,360	52,449
Diluted	53,880	53,360	52,696

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2008
(in thousands except share and per share data)

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 25,384	$ 50,204
Short-term investments	13,085	9,915
Accounts receivable, net	56,364	52,500
Inventory	5,166	6,053
Deferred television production costs	3,788	4,076
Other current assets	5,709	3,752
Total current assets	109,496	126,500
PROPERTY, PLANT AND EQUIPMENT, net	17,268	14,422
GOODWILL, net	45,107	45,107
OTHER INTANGIBLE ASSETS, net	47,070	48,205
OTHER NONCURRENT ASSETS, net	10,850	27,051
Total assets	$ 229,791	$ 261,285
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 26,752	$ 28,019
Accrued payroll and related costs	7,495	7,525
Current portion of deferred subscription revenue	18,587	22,597
Current portion of other deferred revenue	4,716	7,582
Total current liabilities	57,550	65,723
DEFERRED SUBSCRIPTION REVENUE	5,672	6,874
OTHER DEFERRED REVENUE	2,759	13,334
LOAN PAYABLE	13,500	19,500
DEFERRED INCOME TAX LIABILITY	3,200	1,854
OTHER NONCURRENT LIABILITIES	3,290	3,005
Total liabilities	85,971	110,290
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Class A Common Stock, $.01 par value, 350,000 shares authorized; 28,313 and 28,204 shares outstanding in 2009 and 2008, respectively	283	282
Class B Common Stock, $.01 par value, 150,000 shares authorized; 26,690 shares outstanding in 2009 and 2008	267	267
Capital in excess of par value	290,387	283,248
Accumulated deficit	(146,605)	(132,027)
Accumulated other comprehensive income	263	—
	144,595	151,770
Less Class A treasury stock — 59 shares at cost	(775)	(775)
Total shareholders' equity	143,820	150,995
Total liabilities and shareholders' equity	$ 229,791	$ 261,285

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	Class A Common Stock		Class B Common Stock		Capital in excess of	Accumulated	Accumulated Other Comprehensive	Class A Treasury Stock		
	Shares	Amount	Shares	Amount	par value	Deficit	Income/(Loss)	Shares	Amount	Total
Balance at January 1, 2007	26,109	$ 261	26,791	$ 268	$ 257,014	$ (125,811)	$ —	(59)	$ (775)	$ 130,957
Net income	—	—	—	—	—	10,289	—	—	—	10,289
Cumulative effect of adoption of ASC 740	—	—	—	—	—	(840)	—	—	—	(840)
Shares returned on net treasury basis	—	—	(69)	(1)	1	—	—	—	—	—
Issuance of shares in conjunction with stock options exercises	91	1	—	—	307	—	—	—	—	308
Issuance of shares of stock and restricted stock, net of cancellations and tax withholdings	384	4	—	—	(3,434)	—	—	—	—	(3,430)
Issuance of shares in conjunction with warrant exercises	154	1	—	—	—	—	—	—	—	1
Equity charge associated with common stock warrant	—	—	—	—	5,530	—	—	—	—	5,530
Non-cash equity compensation	—	—	—	—	12,714	—	—	—	—	12,714
Balance at December 31, 2007	**26,738**	**267**	**26,722**	**267**	**272,132**	**(116,362)**	—	**(59)**	**(775)**	**155,529**
Comprehensive loss:										
Net loss	—	—	—	—	—	(15,665)	—	—	—	(15,665)
Other comprehensive loss:										
Unrealized loss on investment	—	—	—	—	—	—	(1,129)	—	—	(1,129)
Realized loss on investment	—	—	—	—	—	—	1,129	—	—	1,129
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(15,665)
Shares returned on a net treasury basis	—	—	(32)	—	—	—	—	—	—	—
Issuance of shares in conjunction with stock options exercises	6	—	—	—	44	—	—	—	—	44
Issuance of shares of stock and restricted stock, net of cancellations and tax withholdings	1,460	15	—	—	3,113	—	—	—	—	3,128
Non-cash equity compensation	—	—	—	—	7,959	—	—	—	—	7,959
Balance at December 31, 2008	28,204	**282**	**26,690**	**267**	**283,248**	**(132,027)**	—	**(59)**	**(775)**	**150,995**
Comprehensive loss:										
Net loss	—	—	—	—	—	(14,578)	—	—	—	(14,578)
Other comprehensive income:										
Unrealized gain on investment	—	—	—	—	—	—	263	—	—	263
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(14,315)
Issuance of shares in conjunction with stock options exercises	10	—	—	—	70	—	—	—	—	70
Issuance of shares of stock and restricted stock, net of cancellations and tax withholdings	99	1	—	—	(558)	—	—	—	—	(557)
Non-cash equity compensation	—	—	—	—	7,627	—	—	—	—	7,627
Balance at December 31, 2009	**28,313**	**$ 283**	**26,690**	**$ 267**	**$ 290,387**	**$ (146,605)**	**$ 263**	**(59)**	**$ (775)**	**$ 143,820**

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES			
Net (loss) / income	$ (14,578)	$ (15,665)	$ 10,289
Adjustments to reconcile net (loss) / income to net cash (used in)/provided by operating activities:			
Non-cash revenue	(13,446)	(2,502)	—
Depreciation and amortization	7,874	7,973	7,562
Amortization of deferred television production costs	20,651	21,478	21,029
Impairment charge	11,432	9,349	—
Non-cash equity compensation	7,947	8,526	19,118
Deferred income tax expense	1,347	1,854	—
Loss on equity securities	547	2,221	—
Other non-cash charges, net	760	1,578	—
Changes in operating assets and liabilities	(31,807)	4,887	(49,692)
Net cash (used in) /provided by operating activities	(9,273)	39,699	8,306
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of business	—	(46,310)	—
Investment in other non-current assets	(828)	(6,512)	(10,150)
Capital expenditures	(8,609)	(2,864)	(5,032)
Purchases of short-term investments	(25,010)	(9,915)	(186,210)
Sales of short-term investments	24,830	26,745	194,786
Net cash used in investing activities	(9,617)	(38,856)	(6,606)
CASH FLOWS FROM FINANCING ACTIVITIES			
Debt issuance costs	—	(719)	—
Proceeds from long-term debt	—	30,000	—
Repayment of long-term debt	(6,000)	(10,500)	—
Proceeds from exercise of stock options	70	44	308
Net cash (used in)/provided by financing activities	(5,930)	18,825	308
Net (decrease)/increase in cash	(24,820)	19,668	2,008
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	50,204	30,536	28,528
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 25,384	$ 50,204	$ 30,536
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:			
Acquisition of business financed by stock issuance		$ 5,000	

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions except share data and where noted)

1. THE COMPANY

Martha Stewart Living Omnimedia, Inc. (together with its wholly owned subsidiaries, the "Company") is a leading provider of original "how to" content and products for homemakers and other consumers. The Company's business segments are Publishing, Broadcasting, Internet, and Merchandising. The Publishing segment primarily consists of the Company's operations related to its magazines and books. The Broadcasting segment primarily consists of the Company's television production operations which produce television programming and other licensing revenue from programs that air in syndication and on cable, and also those related to its satellite radio operations. The Internet segment primarily consists of the content-driven website *marthastewart.com* which is primarily supported by advertising revenues. The Merchandising segment consists of the Company's operations related to the design of merchandise and related promotional and packaging materials that are distributed by its retail and manufacturing partners in exchange for royalty income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recent accounting standards

In the third quarter of 2009, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (each an "ASC" and collectively, the "Codification"), which establishes the Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The historical GAAP hierarchy was eliminated and the Codification became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission ("SEC"). The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standard Updates ("ASUs"). ASUs will serve to update the Codification, provide background information about the guidance and provide the bases for conclusions on change(s) in the Codification. The Codification is effective for all financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification did not have an impact on the Company's consolidated financial statements. However, references to specific accounting standards in the notes to the Company's consolidated financial statements have been changed to refer to the appropriate section of the Codification.

In May 2009, the FASB issued ASC Topic 855, *Subsequent Events* ("ASC 855"). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 incorporates into GAAP certain guidance that previously existed under generally accepted auditing standards. The Company adopted ASC 855 in the second quarter of 2009. The adoption of ASC 855 did not have an impact on the Company's consolidated financial statements.

In December 2007, the FASB issued ASC Topic 805, *Business Combinations* ("ASC 805"). ASC 805 requires an entity to measure a business acquired at fair value and to recognize goodwill attributable to any noncontrolling interests (previously referred to as minority interests) rather than just the portion attributable to the acquirer. ASC 805 also results in fewer exceptions to the principle of measuring assets acquired and liabilities assumed in a business combination at fair value. In addition, ASC 805 requires payments to third parties for consulting, legal, audit, and similar services associated with an acquisition to be recognized as expenses when incurred rather than capitalized as part of the business combination. Also in December 2007, the FASB issued ASC Topic 810, *Consolidation* ("ASC 810"). ASC 810 requires that accounting and reporting for minority interests be recharacterized as noncontrolling interests and classified as a component of equity. The Company simultaneously adopted ASC 805 and ASC 810 as of January 1, 2009, as required. These standards will have no impact on the previous acquisitions recorded by the Company in the Company's consolidated financial statements.

In September 2006, the FASB issued ASC Topic 820, *Fair Value Measurements and Disclosures* ("ASC 820"), which clarifies the definition of fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurement. ASC 820 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. ASC 820 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. On February 12, 2008, the FASB delayed the effective date of ASC 820 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This partially deferred the effective date of ASC 820 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this standard. The Company adopted ASC 820 as of January 1, 2008 for financial assets and liabilities, and January 1, 2009 for nonfinancial assets and nonfinancial liabilities. The adoption of ASC 820 for financial assets and liabilities and for nonfinancial assets and nonfinancial liabilities did not have a material impact on the Company's consolidated financial statements.

In October 2009, the FASB issued FASB ASU No. 09-13, "Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force)" ("FASB ASU 09-13"). FASB ASU 09-13 updates the existing multiple-element arrangement guidance currently in FASB ASC 605-25 ("Revenue Recognition-Multiple-Element-Arrangements"). This new guidance eliminates the requirement that all undelivered elements have objective and reliable evidence of fair value before a company can recognize the portion of the overall arrangement fee that is attributable to the items that have already been delivered. Further, companies will be required to allocate revenue in arrangements involving multiple deliverables based on estimated selling price of each deliverable, even though such deliverables are not sold separately by either the company itself or other vendors. This new guidance also significantly expands the disclosures required for multiple-element revenue arrangements. The revised guidance will be effective for the fiscal year ending December 31, 2011, with early adoption permitted. The Company expects to adopt the standard in the first quarter of 2010. The Company does not expect the adoption of this standard to have a material impact on the Company's consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of all wholly owned subsidiaries. Investments in which the Company does not exercise significant influence over the investee are accounted for using the cost method of accounting. All significant intercompany transactions have been eliminated.

Acquisitions

The Company accounts for acquisitions using the purchase method. Under this method, the acquiring company allocates the purchase price to the assets acquired based upon their estimated fair values at the date of acquisition, including intangible assets that can be identified. The purchase price in excess of the fair value of the net assets acquired is recorded as goodwill.

Investment in equity securities

The Company has certain investments in equity securities which have readily determinable fair values. These securities are accounted for as available-for-sale securities and are reported at fair value, with unrealized gains and losses excluded from earnings and reported as accumulated other comprehensive income/(loss) within shareholders' equity. If a decline in fair value is judged to be other than temporary, the cost basis of the security will be written down to fair value and the amount of the write down will be accounted for as a realized loss, included in earnings.

The balance of available-for-sale marketable equity securities at December 31, 2009, includes the Company's investment in the Hain Celestial Group, Inc. of $2.1 million which was classified as short-term investments (See Note 3) and $0.9 million which was classified as other current assets. The balance of available-for-sale marketable equity securities at December 31, 2008, included the Company's investment in TurboChef Technologies, Inc. ("TurboChef") stock, now known as The Middleby Corporation, which was classified as other non-current assets.

The gross unrealized gain on marketable equity securities was $0.3 million at December 31, 2009, which is included in accumulated other comprehensive income in the accompanying consolidated balance sheet. During 2008, the Company recorded a $1.1 million impairment charge related to the write-down of its investment in TurboChef stock. This loss was determined to be other-than-temporary due to the significant decline in and the duration of the decline in the price of this stock. The impairment charge is included in loss on equity securities in the accompanying consolidated statement of operations.

In January 2009, the Company received $2.0 million, which represented $1.4 million in cash and 18,518 shares of Middleby common stock worth $0.5 million as consideration for its shares of TurboChef stock. During the second quarter of 2009, the Company sold its 18,518 shares of Middleby common stock for $0.9 million representing a gain on sale of equity securities of $0.3 million. This gain is included in loss on equity securities in the accompanying consolidated statement of operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash equivalents that mature within three months of the date of purchase (see Note 3).

Short-term Investments

Short-term investments include investments that have maturity dates in excess of three months on the date of acquisition (see Note 3).

Revenue Recognition

We recognize revenues when realized or realizable and earned. Revenues and associated accounts receivable are recorded net of provisions for estimated future returns, doubtful accounts and other allowances.

In an arrangement with multiple deliverables, ASC Topic 605, *Revenue Recognition* ("ASC 605") provides guidance to determine a) how the arrangement consideration should be measured, b) whether the arrangement should be divided into separate units of accounting, and c) how the arrangement consideration should be allocated among the separate units of accounting. The Company has applied the guidance included in ASC 605 in establishing revenue recognition policies for its arrangements with multiple deliverables. For agreements with multiple deliverables, including merchandising licensing contracts and advertising contracts that cross media platforms, if the Company is unable to put forth vendor specific objective evidence required under ASC 605 to determine the fair value of each deliverable, then the Company will account for the deliverables as a combined unit of accounting rather than separate units of accounting. In this case, revenue is recognized as the earnings process is completed, generally based on the revenue recognition policy applicable to the last deliverable. This policy has historically resulted in straight-line revenue recognition over the service period of that last deliverable.

Magazine advertising revenues are recorded based on the on-sale dates of magazines and are stated net of agency commissions and cash and sales discounts. Allowances for estimated bad debts are provided based upon historical experience.

Deferred subscription revenue results from advance payments for subscriptions received from subscribers and is recognized on a straight-line basis over the life of the subscription as issues are delivered.

Newsstand revenues are recognized based on the on-sale dates of magazines and are recorded based upon estimates of sales, net of brokerage and newsstand related fees. Estimated returns are recorded based upon historical experience.

Deferred book revenue results from advance payments received from the Company's publishers and is recognized as manuscripts are delivered to and accepted by the publishers. Revenue is also earned from book publishing as sales on a unit basis exceed the advanced royalty.

Television advertising revenues on *The Martha Stewart Show* are recognized when the related commercial is aired and are recorded net of agency commission and estimated reserves for television audience underdelivery. Television integration revenues are recognized when the segment featuring the related product/brand immersion is initially aired. Television revenue related to Emeril Lagasse is generally recognized when services are performed. Licensing revenues are recorded as earned in accordance with the specific terms of each agreement. Radio advertising revenues are generally recorded when the related commercials are aired and are recorded net of agency commissions. Licensing revenues from the Company's radio programming are recorded on a straight-line basis over the term of the agreement.

Internet advertising revenues are generally based on the sale of impression-based advertisements, which are recorded in the period in which the advertisements are served.

Licensing-based revenues, most of which are in the Merchandising segment, are accrued on a monthly basis based on the specific mechanisms of each contract. Payments are generally made by the Company's partners on a quarterly basis. Generally, revenues are accrued based on actual sales, while any minimum guarantees are earned evenly over the fiscal year. Revenues related to the Company's agreement with Kmart have been recorded on a monthly basis based on actual retail sales, until the last period of the year, when the Company recognized a substantial majority of the true-up between the minimum royalty amount and royalties paid on actual sales. Not recognizing revenue until the fourth quarter was originally driven in large part by concern about whether the collectability of the minimums was reasonably assured in the wake of the Kmart Chapter 11 filing. Concern about the collectability persisted in subsequent years due to difficulties in the relationship with Kmart and numerous store closings that caused royalties to fall short of the minimums. Accordingly, the true-up payment has been recorded in the fourth quarter at the time the true-up amounts were known and subsequently collected.

Inventories

Inventory consisting of paper is stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method.

Television Production Costs

Television production costs are capitalized and amortized based upon estimates of future revenues to be received and future costs to be incurred for the applicable television product. The Company bases its estimates primarily on existing contracts for programs, historical advertising rates and ratings, as well as market conditions. Estimated future revenues and costs are adjusted regularly based upon actual results and changes in market and other conditions.

Property, Plant and Equipment

Property, plant and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the lease term or, if shorter, the estimated useful lives of the related assets.

The useful lives of the Company's assets are as follows:

Studio sets	2 years
Furniture, fixtures and equipment	3 – 5 years
Computer hardware and software	3 – 5 years
Leasehold improvements	life of lease

Goodwill and Intangible Assets

Goodwill

The components of goodwill as of December 31, 2009 and 2008 are set forth in the schedule below, and are reported within the Publishing and Merchandising segments:

(In thousands)	
Publishing	$ 44,257
Merchandising	850
Total	$ 45,107

The Company reviews goodwill for impairment by applying a fair-value based test annually, or more frequently if events or changes in circumstances warrant, in accordance with ASC Topic 350, "*Goodwill (and Indefinite-Lived Intangible Assets)*." Potential goodwill impairment is measured based upon a two-step process. In the first step, the Company compares the fair value of a reporting unit with its carrying amount using a discounted cash flow valuation method, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus making the second step in impairment testing unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss. The Company estimates fair values based on the future expected cash flows, revenues, earnings and other factors. The Company estimates future cash flows, revenues, earnings and other factors based upon segment level historical results, current trends, and operating and cash flow projections. The Company's estimates are subject to uncertainty, and may be affected by a number of factors outside its control, including general economic conditions, the competitive market, and regulatory changes. If actual results differ from the Company's estimate of future cash flows, revenues, earnings and other factors, it may record additional impairment charges in the future.

For the years ended December 31, 2009 and 2007, no impairment charges were deemed necessary. For the year ended December 31, 2008, the Company determined that the carrying amount of the *Body + Soul* properties reporting unit exceeded its fair value and recorded a non-cash goodwill impairment charge of approximately $8.8 million. The fair value of the *Body + Soul* reporting unit was calculated using the income approach, which requires estimates of future operating results and cash flows discounted using an estimated discount rate. The estimates resulted from updated financial forecasts which reflected the Company's updated market view, business model revisions, and lower spending levels. The Company evaluated the impact of these revised forecasts on its view of the *Body + Soul* reporting unit and determined that a write-off of the goodwill was appropriate.

Intangible assets

The components of intangible assets as of December 31, 2009 are set forth in the schedule below, and are reported within the Publishing, Merchandising and Broadcasting segments:

(In thousands)	Balance at December 31, 2007	Acquisition of business	Amortization expense	Impairment Charge	Balance at December 31, 2008	Amortization expense	Balance at December 31, 2009
Trademarks	$ 500	$ 45,200	$ —	$ (500)	$ 45,200	$ —	$ 45,200
Other intangibles	900	5,260	—	—	6,160	—	6,160
Accumulated amortization — other intangibles	(900)	—	(2,255)	—	(3,155)	(1,135)	(4,290)
Total	$ 500	$ 50,460	$ (2,255)	$ (500)	$ 48,205	$ (1,135)	$ 47,070

Amortization expense related to the other intangibles as of December 31, 2009 is expected to be $1.9 million between January 1, 2010 and December 31, 2014.

The Company reviews long-lived tangible assets and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable, in accordance with ASC Topic 360-10, *"Impairment or Disposal of Long-lived Assets."* Using the Company's best estimates based on reasonable assumptions and projections, the Company records an impairment loss to write down the assets to their estimated fair values if carrying values of such assets exceed their related undiscounted expected future cash flows. The impairment loss is measured as the amount by which the carrying amount exceeds the fair value. The Company evaluates intangible assets with finite useful lives by individual magazine title or other applicable property, which is the lowest level at which independent cash flows can be identified. The Company evaluates corporate assets or other long-lived assets that are not specific to certain magazine titles or properties at a consolidated entity or segment reporting unit level, as appropriate.

For the years ended December 31, 2009 and 2007, no impairment charges were deemed necessary. In the fourth quarter of 2008, the Company recorded a non-cash impairment charge of $0.5 million for the write down of an intangible asset in the Publishing business segment related to the 2004 acquisition of the *Body + Soul* properties.

Investment in Other Non-Current Assets

During the second quarter of 2008, the Company entered into a three-year agreement with TurboChef Technologies, Inc. ("TurboChef") to provide intellectual property and promotional services in exchange for $10.0 million. In lieu of cash consideration, TurboChef provided consideration in the form of 381,049 shares of TurboChef stock and a warrant to purchase 454,000 shares of TurboChef stock for an aggregate fair value of approximately $5.0 million in the first agreement year (2008), and was to provide another $2.5 million in each of years two and three of the agreement in the form of stock or cash, at its option, for a total contract value of $10.0 million.

On January 5, 2009, the Middleby Corporation ("Middleby") completed its acquisition of TurboChef in a cash and stock transaction. Under the terms of the merger agreement, holders of TurboChef's common shares received a combination of $3.67 in cash and 0.0486 shares of Middleby common stock per TurboChef share. In addition, the warrant was converted to a new warrant to purchase 22,064 shares of Middleby. The consideration upon the merger equated to $2.0 million, which represented $1.4 million in cash and 18,518 shares of Middleby common stock worth $0.5 million on January 5, 2009, as well as $0.1 million related to the warrant. In the first quarter of 2009, Middleby paid the Company $2.5 million in cash, fulfilling the second year obligation under the agreement. During the second quarter of 2009, the Company sold its 18,518 shares of Middleby common stock for $0.9 million representing a gain on sale of equity securities of $0.3 million. In July 2009, the Company and Middleby agreed to terminate the intellectual property and promotional services agreement and to cancel the related warrant. In connection with the termination agreement, Middleby paid the Company $2.0 million in cash. This cash payment plus the remaining deferred revenue of $3.6 million for a total of $5.6 million was recognized during the third and fourth quarters of 2009 as the Company fulfilled certain remaining deliverables.

Prior to the cancellation of the warrant, any changes to the market value of the Middleby common stock required an adjustment to the warrant. The warrant met the definition of a derivative in accordance with ASC Topic 815, *Derivatives and Hedging,* and was marked to market each quarter with the adjustment recorded in other income or other expense. In the first quarter of 2009, the Company recorded $0.8 million of losses on equity securities to reflect the market fluctuations of the warrant. In the second quarter of 2009, the Company recorded $0.1 million of losses on equity securities to reflect the cancellation of the warrant.

Non-cash amounts related to these agreements have been appropriately adjusted in the cash flows from operating activities in the statement of cash flows.

In the twelve-month period ended December 31, 2009, the Company recorded a non-cash impairment charge in the Merchandising segment of $11.4 million to reduce the carrying value of its cost-based equity investment in United Craft MS Brands, LLC ("United Craft").

On October 9, 2009, Wilton Brands, Inc. and Wilton Holdings, Inc. ("Wilton Holdings") reached an agreement to restructure the capital structure of the affiliates of United Craft. Wilton Holdings, a subsidiary of United Craft, issued new shares of its common stock, constituting a majority of its total shares, to the new debt holders of Wilton Holdings. The Company currently has merchandise agreements with Wilton Properties, Inc., a subsidiary of United Craft, for various crafts products sold under the *Martha Stewart Crafts* name. These agreements contain change of control provisions which stipulate that in the event of a sale of United Craft with no distributions issued to unitholders, the Company is due a make-whole payment. As a result of the restructuring transaction, the Company received a $3.0 million cash make-whole payment in October 2009 which was recorded as a reduction to general and administrative expenses within the Merchandising segment.

While the Company has recognized all declines in the value of investments that are believed to be other-than-temporary as of December 31, 2009, it is reasonably possible that individual investments in the Company's portfolio may experience an other-than-temporary decline in value in the future if the underlying issuer experiences poor operating results or the U.S. or certain foreign equity markets experience further declines in value.

As of December 31, 2009, the Company's aggregate carrying value of its cost-based investments was $5.7 million. This amount includes the Company's investments in Wedding Wire, pingg and Ziplist, which represent investments in preferred stock.

Advertising Costs

Advertising costs, consisting primarily of direct-response advertising, are expensed in the period in which the related advertising campaign occurs.

Earnings Per Share

Basic earnings per share is computed using the weighted average number of actual common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that would occur from the exercise of stock options and shares covered under a warrant and the vesting of restricted stock. For the years ended December 31, 2009, 2008, and 2007, the shares subject to options, the warrant, and restricted stock awards that were excluded from the computation of diluted earnings per share because their effect would have been antidilutive were 5,696,344, 5,858,784 and 2,276,622.

The reconciliation of basic to diluted average number of common shares outstanding at December 31, 2007 is as follows:

(in thousands)	Shares
Weighted average common shares outstanding for basic earnings per share	52,449
Effect of stock options and other dilutive securities	247
Adjusted weighted average common shares outstanding for diluted earnings per share	52,696

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Management does not expect such differences to have a material effect on the Company's consolidated financial position or results of operations.

Equity Compensation

See Note 9, "Employee and Non-Employee Benefit and Compensation Plans," for discussion of equity compensation.

Other

Certain prior year financial information has been reclassified to conform with fiscal 2009 financial statement presentation.

3. CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash and cash equivalents consist of highly liquid investments with maturities of three months or less at date of purchase. Cash equivalents are carried at cost, which approximates their fair market value. Cash and cash equivalents at December 31, 2009 and 2008 consisted of the following:

(in thousands)	2009	2008
Cash	$ 25,052	$ 22,790
Money market funds	332	27,414
Total cash and cash equivalents	$ 25,384	$ 50,204

Short-term investments at December 31, 2009 and 2008 consisted of the following:

(in thousands)	2009	2008
Four month certificate of deposit (1)	$ 10,948	$ —
Available-for-sale equity securities (2)	2,137	—
U.S. government and agency securities (1)	—	9,915
Total short-term investments	$ 13,085	$ 9,915

(1) These investments are recorded at cost, which approximates fair market value; therefore the Company has no unrealized gains or losses from those investments. Income generated from these investments is recorded as interest income.

(2) These investments are recorded at market value; therefore the Company has recognized $0.3 million in unrealized gains through other comprehensive income. No other income has been recorded related to these investments.

4. ACCOUNTS RECEIVABLE, NET

The components of accounts receivable at December 31, 2009 and 2008 are as follows:

(in thousands)	2009	2008
Advertising	$ 38,735	$ 38,656
Licensing	17,498	13,390
Other	4,339	3,825
	60,572	55,871
Less: reserve for credits and uncollectible accounts	4,208	3,371
	$ 56,364	$ 52,500

As of December 31, 2009 and 2008, accounts receivable from Kmart were approximately $7.7 million and $5.9 million, respectively, primarily related to the true-up payment due to the minimum guaranteed royalty for the applicable year. Payment of such respective receivables was received by the Company in the first quarter of the following year, prior to the respective filings of the Annual Report on Form 10-K for the applicable period.

5. INVENTORIES

Inventory is comprised of paper, and was valued at $5.2 million and $6.1 million at December 31, 2009 and 2008, respectively. Cost is determined using the first in, first out (FIFO) method.

6. PROPERTY, PLANT AND EQUIPMENT, NET

The components of property, plant and equipment at December 31, 2009 and 2008 were as follows:

(in thousands)	2009	2008
Studios and equipment	$ 4,202	$ 4,202
Furniture, fixtures and equipment	10,207	10,845
Computer hardware and software	28,187	27,090
Leasehold improvements	35,612	28,672
Total Property, Plant and Equipment	78,208	70,809
Less: accumulated depreciation and amortization	60,940	56,387
Net Property, Plant and Equipment	$ 17,268	$ 14,422

Depreciation and amortization expenses related to property, plant and equipment were $6.4 million, $5.5 million and $7.6 million, for the years ended December 31, 2009, 2008 and 2007, respectively.

7. CREDIT FACILITIES

The Company has a line of credit with Bank of America in the amount of $5.0 million, which is generally used to secure outstanding letters of credit. The line was renewed as of June 30, 2009 for a one-year period. The renewal included certain substantive changes from the prior year's terms, including a covenant to maintain $5.0 million in liquidity, as defined in the credit agreement and the reduction of the current ratio requirement from 1.5:1.0 to 1.25:1.0. The Company was compliant with the debt covenants as of December 31, 2009. The Company had no outstanding borrowings under this facility as of December 31, 2009 and had letters of credit of $2.8 million.

In April 2008, the Company entered into a loan agreement with Bank of America in the amount of $30.0 million related to the acquisition of certain assets of Emeril Lagasse. The loan agreement requires equal principal payments of $1.5 million and accrued interest to be paid by the Company quarterly for the duration of the loan term, approximately 5 years. During 2009, the Company prepaid $6.0 million in principal representing all amounts due through December 31, 2010. Through that date, there are no principal payments due.

On August 7, 2009, the Company amended and restated the loan agreement. As amended and restated, the loan was secured by substantially all of the assets of the Emeril business that the Company acquired, as well as cash collateral in an amount equal to the outstanding principal balance of the loan. Accordingly, the $15.0 million of cash collateralizing the $15.0 million outstanding principal balance of the term loan at September 30, 2009 was characterized as "restricted cash" on the condensed consolidated balance sheet as of that date.

Pursuant to a waiver and amendment executed in December 2009, Bank of America released its lien on the cash collateral at the Company's request after the Company demonstrated that it would have been in compliance with the financial covenants outlined below for the fiscal quarter immediately preceding the requested release date had such financial covenants been applicable for that fiscal quarter. Accordingly, there is no longer a "restricted cash" asset separately stated on the consolidated balance sheet as of December 31, 2009. Subsequent to the release of the cash collateral, the loan terms require the Company to be in compliance with certain financial covenants, failure with which to comply would result in an event of default and would permit Bank of America to accelerate and demand repayment of the loan in full. The Company was compliant with the debt covenants as of December 31, 2009.

A summary of the most significant financial covenants is as follows:

Financial Covenant	
Tangible Net Worth	At least $40.0 million
Funded Debt to EBITDA (a)	Equal to or less than 2.0
Parent Guarantor (the Company) Basic Fixed Charge Coverage Ratio (b)	Equal to or greater than 2.75
Quick Ratio	Equal to or greater than 1.0

(a) EBITDA is net income before interest, taxes, depreciation, amortization, non-cash equity compensation and impairment charges as defined in the loan agreement and subsequent waiver and amendment.

(b) Basic Fixed Charge Coverage is the ratio of EBITDA for the trailing four quarters to the sum of interest expense for the trailing four quarters and the current portion of long-term debt at the covenant testing date.

While the loan was secured by the cash collateral, the interest rate was a floating rate of 1-month LIBOR plus 1.50%. Upon release of the cash collateral, the interest rate is equal to a floating rate of 1-month LIBOR plus 2.85%.

The loan agreement also contains a variety of other customary affirmative and negative covenants that, among other things, limit the Company's and its subsidiaries' ability to incur additional debt, suffer the creation of liens on their assets, pay dividends or repurchase stock, make investments or loans, sell assets, enter into transactions with affiliates other than on arm's length terms in the ordinary course of business, make capital expenditures, merge into or acquire other entities or liquidate. The negative covenants expressly permit the Company to, among other things: incur an additional $15 million of debt to finance permitted investments or acquisitions; incur an additional $15 million of earnout liabilities in connection with permitted acquisitions; spend up to $30 million repurchasing the Company's stock or paying dividends thereon (so long as no default or event of default existed at the time of or would result from such repurchase or dividend payment and the Company would be in pro forma compliance with the above-described financial covenants assuming such repurchase or dividend payment had occurred at the beginning of the most recently-ended four-quarter period); make investments and acquisitions (so long as no default or event of default existed at the time of or would result from such investment or acquisition and the Company would be in pro forma compliance with the above-described financial covenants assuming the acquisition or investment had occurred at the beginning of the most recently-ended four-quarter period); make up to $15 million in capital expenditures in fiscal year 2008 and $7.5 million in each subsequent fiscal year, provided that the Company can carry over any unspent amount to any subsequent fiscal year (but in no event may the Company make more than $15 million in capital expenditures in any fiscal year); sell one of the Company's investments (or any asset the Company might receive in conversion or exchange for such investment); and sell assets during the term of the loan comprising, in the aggregate, up to 10% of the Company's consolidated shareholders' equity, provided the Company receives at least 75% of the consideration in cash.

8. SHAREHOLDERS' EQUITY

The Company has two classes of common stock outstanding. The Class B Common Stock is identical in all respects to Class A Common Stock, except with respect to voting and conversion rights. Each share of Class B Common Stock entitles its holder to ten votes and is convertible on a one-for-one basis to Class A Common Stock at the option of the holder and automatically upon most transfers.

9. EMPLOYEE AND NON-EMPLOYEE BENEFIT AND COMPENSATION PLANS

Retirement Plans

The Company established a 401(k) retirement plan effective July 1, 1997, available to substantially all employees. An employee can contribute up to a maximum of 25% of compensation to the plan, or the maximum allowable contribution by the Internal Revenue Code ($0.02 million in 2009, 2008 and 2007), whichever is less. The Company matches 50% of the first 6% of compensation contributed. Employees vest ratably in employer-matching contributions over a period of four years of service. The employer-matching contributions totaled approximately $1.0 million, $1.1 million and $1.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company does not sponsor any post-retirement and/or post-employment benefit plan.

Stock Incentive Plans

Prior to May 2008, the Company had several stock incentive plans that permitted the Company to grant various types of share-based incentives to key employees, directors and consultants. The primary types of incentives granted under these plans were stock options and restricted shares of common stock. The Compensation Committee of the Board of Directors was authorized to grant up to a maximum of 10,000,000 underlying shares of Class A Common Stock under the Martha Stewart Living Omnimedia, Inc. Amended and Restated 1999 Stock Incentive Plan (the "1999 Option Plan"), and up to a maximum of 600,000 underlying shares of Class A Common Stock under the Company's Non-Employee Director Stock and Option Compensation Plan (the "Non-Employee Director Plan").

In April 2008, the Company's Board of Directors adopted the Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan (the "New Stock Plan"), which was approved by the Company's stockholders at the Company's 2008 annual meeting in May 2008. The New Stock Plan has 10,000,000 shares of Class A Common Stock available for issuance. The New Stock Plan replaced the 1999 Option Plan and Non-Employee Director Plan (together, the "Prior Plans"), which together had an aggregate of approximately 1,850,000 shares still available for issuance. Therefore, the total net effect of the replacement of the Prior Plans and adoption of the New Stock Plan was an increase of approximately 8,150,000 shares of Class A Common Stock available for issuance under the Company's stock plans.

In November 1997, the Company established the Martha Stewart Living Omnimedia LLC Nonqualified Class A LLC Unit/Stock Option Plan (the "1997 Option Plan"). The Company had an agreement with Martha Stewart whereby she periodically returned to the Company shares of Class B Common Stock owned by her or her affiliates in amounts corresponding on a net treasury basis to the number of options exercised under the 1997 Option Plan during the relevant period. As of the first quarter of 2008, all shares of Class B Common Stock due to the Company pursuant to this agreement have been returned. No options remain outstanding under the 1997 Option Plan and no further awards will be made from the 1997 Option Plan.

Effective January 1, 2006, the Company adopted the fair-value recognition provisions of ASC Topic 718, "*Share-Based Payments*" and Securities and Exchange Commission Staff Accounting Bulletin No. 107 using the modified prospective transition method. Compensation cost recognized in the years ended December 31, 2009, 2008, and 2007 is based on the grant date fair value estimated in accordance with the provisions of ASC Topic 718. Restricted shares are valued at the market value of traded shares on the date of grant, while stock options are valued using a Black-Scholes option pricing model. Recognition of compensation cost for an award with a performance condition is based on the probable outcome of the performance condition. Compensation cost is accrued if it is probable that the performance condition will be achieved and is not accrued if it is not probable that the performance condition will be achieved.

Compensation expense is recognized in the production, distribution and editorial, the selling and promotion, and the general and administrative expense lines of the Company's consolidated statements of operations. For the years ended December 31, 2009, 2008, and 2007, the Company recorded non-cash equity compensation expense of $7.9 million, $8.5 million, and $19.1 million, respectively. In 2006 and 2005, the Company capitalized $0.2 million and $1.3 million, respectively, of non-cash equity compensation which was issued in connection with the execution of certain licensing agreements. Accordingly, the value of the shares is amortized to non-cash equity compensation expense as revenues are recognized. As of December 31, 2009, capitalized non-cash equity compensation was $0.1 million.

Black-Scholes Assumptions

The Company uses the Black-Scholes option pricing model to value options and warrants issued. The model requires numerous assumptions, including expected volatility of the Company's Class A Common Stock price, expected life of the option and expected cancellations. These assumptions are reviewed and used to value grants when they are issued. Further, certain grants are subject to revaluation at reporting period end dates or when vesting provisions lapse. In the fourth quarter of 2006, the Company re-examined its volatility calculation that had previously included all historical closing prices since the Company's initial public offering in 1999. The Company believes that the historical closing prices throughout 2006 and forward represent a more accurate volatility of the Company's stock and is generally consistent with the implied market volatility of its publicly traded options and in-line with its industry peer group. Therefore, the Company determined its current volatility calculation using historical closing prices starting January 1, 2006. For presentation purposes, the Company's Black-Scholes model represents a blend of assumptions including the Company's 2006 updated volatility for those options that are priced when vesting provisions lapse.

Stock Options

Options which were issued under the 1999 Option Plan were granted with an exercise price equal to the closing price of Class A Common Stock on the most recent prior date for which a closing price is available, without regard for after-hours trading. Options granted under the New Stock Plan are granted with an exercise price equal to the closing price of the Class A Common Stock on the date of grant. Stock options have an exercise term not to exceed 10 years. The Compensation Committee determines the vesting period for the Company's stock options. Generally, employee stock options vest ratably on each of either the first three or four anniversaries of the grant date. Non-employee director options are subject to various vesting schedules ranging from one to three years from the grant date. The vesting of certain option awards to non-employees is generally contingent upon the satisfaction of various milestones. Employee option awards usually do not provide for accelerated vesting upon retirement, death, or disability unless otherwise provided in the applicable award agreement. Severance of a participant covered by the Martha Stewart Living Omnimedia, Inc. 2008 Executive Severance Plan also triggers accelerated vesting of that participant's equity awards unless otherwise provided in the applicable award agreement.

As of December 31, 2009 and 2008, there was $5.7 million and $5.4 million, respectively, of total unrecognized compensation cost related to nonvested stock options to be recognized over a weighted average period of 2.0 and 2.5 years, respectively.

The intrinsic values of options exercised during the years ended December 31, 2009 and 2008 were not significant. The total cash received from the exercise of stock options was $0.1 million and $0.05 million for the years ended December 31, 2009 and 2008, respectively, and is classified as financing cash flows.

During 2009, the Company issued 3,805,765 options to employees from the New Stock Plan. During 2008, the Company issued 786,376, 2,700,000, and 50,000 options to employees from the New Stock Plan, the 1999 Option Plan, and the Non-Employee Director Plan, respectively.

The fair value of employee option awards was estimated on the grant date using the Black-Scholes option-pricing model on the basis of the following weighted average assumptions:

	2009	2008	2007
Risk-free interest rates	0.9% – 2.33%	1.2% – 2.5%	3.6% – 4.9%
Dividend yields	Zero	Zero	Zero
Expected volatility	45.1% – 64.3%	45.1% – 50.3%	33.97% – 70.25%
Expected option life	2.5 – 3.7 years	2.5 – 3.7 years	2.5 – 6.0 years
Average fair market value per option granted	$0.71 – $3.29	$1.69 – $3.27	$4.37 – $11.60

Note: This table represents a blend of assumptions including the Company's 2006 updated volatility.

During 2009, no options were granted to non-employees. During 2008, the Company issued 100,858 options to non-employees under the New Stock Plan. The fair value of non-employee contingent awards where vesting restrictions lapsed in 2008 was estimated on the date when vesting provisions lapsed, using the Black-Scholes option-pricing model on the basis of the following weighted average assumptions:

	2008	2007
Risk-free interest rates	3.3% – 3.7%	3.5% – 5.1%
Dividend yields	Zero	Zero
Expected volatility	45.5% – 47.8%	32.9% – 41.5%
Expected option life	7.1 – 7.5 years	4.6 – 8.4 years
Average fair market value per option granted	$2.00 – $2.55	$2.89 – $13.32

Note: This table represents a blend of assumptions including the Company's 2006 updated volatility. See *"Black-Scholes Assumptions"* above for discussion of volatility.

Changes in outstanding options under the 1999 Option Plan and the Non-Employee Director Plan during the years ended December 31, 2009 and 2008 were as follows:

	Number of shares subject to options	Weighted average exercise price
Outstanding as of December 31, 2007	1,723,200	$ 19.01
Granted	2,750,000	7.05
Exercised	(6,425)	6.78
Cancelled	(935,384)	7.71
Outstanding as of December 31, 2008	3,531,391	$ 12.71
Granted	—	—
Exercised	(9,900)	7.04
Cancelled	(688,624)	10.08
Outstanding as of December 31, 2009	2,832,867	$ 13.37
Options exercisable at December 31, 2009	1,895,033	$ 16.50
Equity available for grant at December 31, 2009	—	

Changes in outstanding options under the New Stock Plan during the years ended December 31, 2009 and 2008 were as follows:

	Number of shares subject to options	Weighted average exercise price
Outstanding as of December 31, 2007	—	—
Granted	887,234	$ 8.48
Exercised	—	—
Cancelled	(7,500)	9.09
Outstanding as of December 31, 2008	879,734	$ 8.47
Granted	3,805,765	2.78
Exercised	—	—
Cancelled	(485,000)	3.70
Outstanding as of December 31, 2009	4,200,499	$ 3.87
Options exercisable at December 31, 2009	283,234	$ 8.33
Equity available for grant at December 31, 2009	4,579,495	

The following table summarizes information about the shares subject to stock options outstanding under the Company's option plans as of December 31, 2009:

		Shares Subject to Options Outstanding		Shares Subject to Options Exercisable	
Range of Exercise Price Per Share	Weighted Average Remaining Contractual Life in Years	Number Outstanding	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.96-$10.61	2.2	5,776,641	4.78	921,542	7.70
$14.90-$15.75	1.1	12,425	15.35	12,425	15.35
$15.90	2.1	150,000	15.90	150,000	15.90
$16.45-$18.90	4.5	520,500	18.44	520,500	18.44
$19.92-$26.25	5.2	223,800	20.80	223,800	20.80
$26.56-$33.75	3.0	350,000	27.70	350,000	27.70
$1.96-$33.75	2.5	7,033,366	$ 7.70	2,178,267	$ 15.43

Restricted Stock and Restricted Stock Units

Restricted stock represents shares of common stock that are subject to restrictions on transfer and risk of forfeiture until the fulfillment of specified conditions. Restricted stock is generally expensed ratably over the restriction period, typically ranging from three to four years. Restricted stock expense for the years ended December 31, 2009 and 2008 was $2.8 million and $6.8 million, respectively.

A summary of the Company's 1999 Option Plan nonvested restricted stock shares as of December 31, 2009 and changes during the year ended December 31, 2009 is as follows:

(in thousands, except share data)	Shares	Weighted Average Grant Date Value
Nonvested at December 31, 2008	604,681	$ 7,412
Granted	—	—
Vested(1)	(233,302)	(3,196)
Forfeitures	(152,176)	(1,896)
Nonvested at December 31, 2009	219,203	2,320

(1) Included in the gross shares vested during the year ended December 31, 2009 are 101,965 shares of Class A Common Stock which were surrendered by recipients in order to fulfill their tax withholding obligations.

The fair value of nonvested shares is determined based on the closing price of the Company's Class A Common Stock on the day preceding grant date. The weighted-average grant date fair values of nonvested shares granted during the years ended December 31, 2009 and 2008 were $1.5 million and $4.1 million, respectively. As of December 31, 2009, there was $0.9 million of total unrecognized compensation cost related to nonvested restricted stock arrangements to be recognized over a weighted-average period of approximately one year.

A summary of the Company's New Stock Plan nonvested restricted stock shares as of December 31, 2009 and changes during the year ended December 31, 2009 is as follows:

(in thousands, except share data)	Shares	Weighted Average Grant Date Value	
Nonvested at December 31, 2008	590,352	$	4,948
Granted	461,753		2,122
Vested(1)	(498,556)		(2,927)
Forfeitures	(62,428)		(525)
Nonvested at December 31, 2009	491,121	$	3,618

(1) Included in the gross shares vested during the period ended December 31, 2009 are 48,605 shares of Class A Common Stock which were surrendered by recipients in order to fulfill their tax withholding obligations.

The fair value of nonvested shares is determined based on the closing price of the Company's Class A Common Stock on the grant date. The weighted-average grant date fair values of nonvested shares granted during the twelve-months ended December 31, 2009 were $2.8 million. As of December 31, 2009, there was $2.7 million of total unrecognized compensation cost related to nonvested restricted stock arrangements to be recognized over a weighted-average period of 1.3 years.

During 2009, the Company granted 351,625 performance-based restricted stock units, each of which represented the right to a share of the Company's Class A Common Stock if the Company achieved certain earnings targets over a performance period. Consistent with requirements of ASC 718, accruals of compensation cost for an award with a performance condition are based on the probable outcome of that performance condition. The Company determined it was not probable that the performance condition would be achieved. Accordingly, non-cash compensation expense was not recognized in 2009 related to these grants. During 2009, 91,250 units were cancelled. In March 2010, the performance conditions associated with the remaining grants were modified. See Note 18 for further discussion.

A summary of the Company's New Stock Plan nonvested performance-based restricted stock units as of December 31, 2009 and changes during the year ended December 31, 2009 is as follows:

(in thousands, except share data)	Shares	Weighted Average Grant Date Value	
Nonvested at December 31, 2008	—	$	—
Granted	351,625		717
Forfeitures	(91,250)		(179)
Nonvested at December 31, 2009	260,375	$	538

Non-Employee Equity Compensation

In consideration of the execution in September 2004 of a consulting agreement under which Mark Burnett agreed to act as an advisor and consultant to the Company with respect to various television matters, the Company issued to Mr. Burnett a warrant to purchase 2,500,000 shares of the Company's Class A Common Stock at an exercise price of $12.59 per share. Under the initial agreement, the shares covered by the warrant would have vested and become exercisable in three tranches, subject to the achievement of various milestones with respect to certain television programs. The first two tranches representing a total of 1,666,666 shares vested in 2005 and the warrant with respect to such shares was exercised in 2006. However, under the terms of this warrant, the third tranche (i.e., 833,333 shares) did not vest. No shares remain eligible for issuance under this warrant.

On August 11, 2006, in connection with Mr. Burnett's continued services as executive producer of the syndicated daytime television show, *The Martha Stewart Show*, the Company issued an additional warrant to Mr. Burnett to purchase up to 833,333 shares of Class A Common Stock at an exercise price of $12.59 per share, subject to vesting pursuant to certain performance criteria. During the first quarter of 2007, the portion of the warrant related to the clearance of season 3 of *The Martha Stewart Show* vested and was subsequently exercised. Mr. Burnett exercised this portion of the warrant on a cashless basis, pursuant to which he acquired 154,112 shares and forfeited 262,555 shares based on the closing price of the Class A Common Stock of $19.98 the day prior to exercise. The remaining half of this warrant vested in July 2007 when the applicable milestones relating to the production of *The Martha Stewart Show* were achieved. For the year ended December 31, 2007, the Company recognized an approximate $6.0 million increase to non-cash equity compensation related to this warrant.

Both of Mr. Burnett's warrants were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The warrants issued to Mr. Burnett are not covered by the Company's existing equity plans. In connection with the 2006 warrant, the Company also entered into a registration rights agreement with Mr. Burnett. Mr. Burnett has exercised his right to obligate the Company to effect a shelf registration under the Securities Act of 1933, as amended, covering the resale of the shares of Class A Common Stock issuable upon the exercise of either warrant. The Company registered the shares covered under the warrant agreement, in addition to certain other shares, pursuant to a registration statement on Form S-3 filed with the SEC.

In March 2006, the Company entered into an agreement with an agency which provided the Company with marketing, communications and consulting services. In September 2006, the Company entered into a new agreement with this agency which superseded in its entirety the March agreement. Pursuant to the new agreement, the Company granted the agency an option to purchase 60,000 shares of the Company's Class A Common Stock under the Company's 1999 Option Plan with an exercise price equal to $18.31 per share, which was the closing price on the date of the agreement. Of the shares subject to the option, 30,000 vested immediately. During the first quarter of 2007, the performance criteria were achieved, and the remaining 30,000 shares subject to the option vested. For the year ended December 31, 2007, the Company recorded non-cash equity compensation expense of $0.3 million related to the shares which vested upon receipt of specified deliverables. The shares which vested in 2007 were valued using the Black-Scholes option pricing model using the following assumptions: risk free interest rate — 5.06%; dividend yield — zero; expected volatility — 35.53%; contractual life — 5 years; average fair market value per option granted — $9.76.

10. INCOME TAXES

The Company follows ASC Topic 740, *Income Taxes* ("ASC 740"). Under the asset and liability method of ASC 740, deferred assets and liabilities are recognized for the future costs and benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company periodically reviews the requirements for a valuation allowance and makes adjustments to such allowances when changes in circumstances result in changes in management's judgment about the future realization of deferred tax assets. ASC 740 places more emphasis on historical information, such as the Company's cumulative operating results and its current year results than it places on estimates of future taxable income. Therefore the Company has established a valuation allowance of $73.3 million against certain deferred tax assets for 2009. In addition, the Company has recorded a net deferred tax liability of $3.2 million which is attributable to differences between the financial statement carrying amounts of current and prior year acquisitions of certain indefinite-lived intangible assets and their respective tax bases. The Company intends to maintain a valuation allowance until evidence would support the conclusion that it is more likely than not that the deferred tax asset could be realized.

The provision for income taxes consists of the following for the years ended December 31, 2009, 2008, and 2007:

(in thousands)	2009	2008	2007
Current Income Tax (Expense)/Benefit			
Federal	$ (40)	$ 175	$ 64
State and local	(207)	(80)	(165)
Foreign	(132)	(555)	(527)
Total current income tax (expense)/benefit	(379)	(460)	(628)
Deferred Income Tax Expense			
Federal	(1,112)	(1,582)	—
State and local	(235)	(272)	—
Total deferred income tax expense	(1,347)	(1,854)	—
Income tax provision from continuing operations	$ (1,726)	$ (2,314)	$ (628)

A reconciliation of the federal income tax provision from continuing operations at the statutory rate to the effective rate for the years ended December 31, 2009, 2008, and 2007 is as follows:

(in thousands)	2009	2008	2007
Computed tax at the federal statutory rate of 35%	$ 4,499	$ 4,673	$ (3,821)
State income taxes, net of federal benefit	(99)	(51)	(107)
Non-deductible compensation	(1,414)	(1,756)	(1,347)
Non-deductible expense	(153)	(170)	(264)
Non-deductible litigation reserve	—	—	—
Non-taxable foreign income	—	—	—
Tax on foreign income	(132)	(555)	(527)
Valuation allowance	(4,332)	(4,629)	5,438
Other	(95)	174	—
Provision for income taxes	$ (1,726)	$ (2,314)	$ (628)
Effective tax rate	13.4%	17.3%	5.8%

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2009 and 2008 are as follows:

(in thousands)	2009	2008
Deferred Tax Assets		
Provision for doubtful accounts	$ 781	$ 949
Accrued rent	1,344	1,131
Reserve for newsstand returns	590	308
Accrued compensation	7,637	7,067
Deferred royalty revenue	624	5,094
NOL/credit carryforwards	49,722	44,349
Depreciation	5,015	4,113
Amortization of intangible assets	7,938	3,149
Other	1,014	1,804
Total deferred tax assets	74,665	67,964
Deferred Tax Liabilities		
Prepaid expenses	(1,358)	39
Amortization of intangible assets	(3,225)	(1,854)
Total deferred tax liabilities	(4,583)	(1,815)
Valuation allowance	(73,282)	(68,003)
Net Deferred Tax Asset/(Liability)	$ (3,200)	$ (1,854)

At December 31, 2009, the Company had aggregate federal net operating loss carryforwards of $100.2 million (before-tax), which will be available to reduce future taxable income through 2029, with the majority expiring in years 2024 and 2025. The Company has federal and state tax credit carryforwards of $2.5 million which begin to expire in 2014. To the extent that the Company achieves positive net income in the future, the net operating loss and credits carryforwards may be utilized and the Company's valuation allowance will be adjusted accordingly.

ASC 740 further establishes guidance on the accounting for uncertain tax positions. As of December 31, 2009, the Company had an ASC 740 liability balance of $0.19 million. Of this amount, $0.13 million represented unrecognized tax benefits, which if recognized at some point in the future would favorably impact the effective tax rate, and $0.06 million is interest. The Company continues to treat interest and penalties due to a taxing authority on unrecognized tax positions as interest and penalty expense. As of December 31, 2008 and December 31, 2009, the Company recorded $0.08 million and $0.06 million, respectively, of accrued interest and penalties in the statement of financial position. Following is a reconciliation of the Company's total gross unrecognized tax benefits for the year-to-date period ended December 31, 2009.

(in thousands)	2009	2008
Gross balance at January 1	$ 151	$ 1,038
Additions based on tax positions related to the current year	—	—
Additions for tax positions of prior years	—	—
Reductions for tax positions of prior years	—	(128)
Settlements	(20)	(759)
Reductions due to lapse of applicable statute of limitations	—	—
Gross balance at December 31	131	151
Interest and penalties	58	75
Balance including interest and penalties at December 31	$ 189	$ 226

The Company settled various Federal, International and state income tax audits and matters consistent with the amounts previously reserved for under ASC 740. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for the years before 2005 and state examinations for the years before 2003. The Company does not anticipate any material changes to the liability over the next 12 months.

11. COMPREHENSIVE LOSS

Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company's comprehensive loss includes net loss and unrealized gains and losses on available-for-sale securities. Total comprehensive loss for the years ended December 31, 2009 and 2008, was $14.3 million and $15.7 million, respectively.

12. RELATED PARTY TRANSACTIONS

On June 13, 2008, the Company entered into an intangible asset license agreement (the "Intangible Asset License Agreement") with MS Real Estate Management Company ("MSRE"), an entity owned by Martha Stewart. The Intangible Asset License Agreement replaced the Location Rental Agreement dated as of September 17, 2004, which expired on September 17, 2007, but which was extended by letter agreement dated as of September 12, 2007 pending negotiation of the Intangible Asset License Agreement. The Intangible Asset License Agreement is retroactive to September 18, 2007 and has a five-year term.

Pursuant to the Intangible Asset License Agreement, the Company pays an annual fee of $2.0 million to MSRE over the 5-year term for the perpetual, exclusive right to use Ms. Stewart's lifestyle intangible asset in connection with Company products and services and during the term of the agreement to access various real properties owned by Ms. Stewart. On February 8, 2010, the Company executed an amendment to the Intangible Asset License Agreement which is more fully described in Note 18, "*Subsequent Events*." MSRE is responsible, at its expense, to maintain, landscape and garden the properties in a manner consistent with past practices; provided, however that the Company is responsible for approved business expenses associated with security and telecommunications systems and security personnel related to Ms. Stewart at the properties, and will reimburse MSRE for up to $0.1 million of approved and documented household expenses.

The Company also provides to, and receives from, certain personnel services associated with MSRE. For the year ended December 31, 2009 and 2008, the Company reimbursed MSRE $0.1 million and $0.3 million, respectively. As of December 31, 2007, the Company was owed $0.1 million by MSRE, which was reimbursed to the Company in 2008.

On February 28, 2001, the "Company entered into a Split-Dollar Agreement with Martha Stewart and The Martha Stewart Family Limited Partnership (the "MS Partnership"), under which the Company agreed to pay a significant portion of the premiums on whole life policies insuring Ms. Stewart. The policies were owned by and benefit the MS Partnership. Because of uncertainty whether such arrangements constituted prohibited loans to executive officers and directors after the enactment of the Sarbanes-Oxley Act in 2002, the Split-Dollar Agreement was amended so that the Company would not be obligated to make further premium payments after 2002.

Because the intent of the agreement was frustrated by the enactment of Sarbanes-Oxley and so that the parties could realize the existing cash surrender value of the policies rather than risking depleting the future surrender value, the Company, Ms. Stewart and the MS Partnership terminated the Split-Dollar Agreement, as amended, effective November 9, 2009. In connection with the termination, the MS Partnership has agreed to surrender and cancel the policies subject to the Split-Dollar Agreement for their cash surrender value as of such date. As part of the arrangement the Company reimbursed the MS Partnership approximately $300,000 for the premiums paid towards the policies (which amount, if determined to be taxable, would be subject to a tax gross-up).

In April 2009, the Company entered into an amended and restated employment agreement with Martha Stewart which replaced the existing agreement between the Company and Ms. Stewart that was scheduled to expire in September 2009. The new agreement extends until March 31, 2012. During the term of the agreement, Ms. Stewart continues to serve as the Founder, and is entitled to talent compensation of $2.0 million per year. In addition, she is entitled to an annual bonus in an amount determined by the Compensation Committee, with a target bonus equal to $1.0 million and a maximum annual bonus of 150% of the target amount. In 2009, Ms. Stewart received $0.7 million as her annual bonus. Ms. Stewart received a $3.0 million make whole/retention payment in connection with the execution of the agreement, which amount is subject to pro-rata forfeiture in the event Ms. Stewart terminates the agreement without good reason or the Company terminates the agreement with cause.

The Company previously had a consulting agreement with CAK Entertainment, Inc. ("CAK Entertainment"), an entity for which Mr. Charles Koppelman serves as Chairman and Chief Executive Officer. Mr. Koppelman had been Chairman of the Board and a Director of the Company since the execution of the agreement.

In July 2008, the Board of Directors of the Company appointed Mr. Koppelman as Executive Chairman and the principal executive officer of the Company. An employment agreement was executed with Mr. Koppelman in September 2008. In accordance with the employment agreement, the consulting agreement with CAK Entertainment was terminated. The balance of cash fees due to CAK Entertainment were paid and the outstanding equity awards made under the consulting agreement became fully vested, which resulted in a cash charge of $1.0 million and a non-cash charge of $0.5 million in the third quarter of 2008.

As part of his services as Chairman of the Board, Mr. Koppelman received an annual retainer of $0.1 million in 2008. In each of June 2007 and 2006, Mr. Koppelman was granted 25,000 shares of the Company's Class A Common Stock for continuing to serve as Chairman of the Board.

Related party compensation expense includes salary, bonus and non-cash equity compensation as determined under ASC Topic 718. Alexis Stewart, the daughter of Martha Stewart, and Jennifer Koppelman Hutt, daughter of Charles Koppelman, Executive Chairman of the Company, have been employed by the Company and have served as co-hosts of a Company television show under agreements dated April 14, 2008 (which agreements, as amended on June 1, 2009, have now expired) and co-hosts of a Company radio show under agreements dated June 1, 2009. The talent services agreement provides for guaranteed salaries of $0.3 million each for a period of 12 months in exchange for radio services and certain other development services and rights. Pursuant to these and prior arrangements, the Company paid Alexis Stewart aggregate compensation of $0.4 million, $0.2 million and $0.3 million in 2009, 2008 and 2007, respectively; and paid Jennifer Koppelman Hutt aggregate annual compensation of $0.3 million, $0.1 million and $0.1 million in 2009, 2008 and 2007, respectively. The Company employed Martha Stewart's sister-in-law in 2009, 2008 and 2007 for aggregate compensation of $0.2 million, $0.2 million and $0.3 million, respectively. The Company also employed Ms. Stewart's sister in 2009 and 2008 for aggregate compensation of $0.1 million in each year.

The Company has investments in several companies from which the Company derives revenues. For the year ended December 31, 2009, total revenues and expenses from these parties were $5.2 million and $0.3 million, respectively. Receivables and payables as of December 31, 2009 were $1.3 million and $0.1 million, respectively.

13. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office facilities, filming locations, and equipment for terms extending through 2018 under operating lease agreements. Total rent expense charged to operations for all such leases was approximately $15.2 million, $15.6 million, and $11.5 million for the years ended December 31, 2009, 2008, and 2007, respectively. Rent expense for operating leases, which may include free rent or fixed escalation amounts in addition to minimum lease payments, is recognized on a straight-line basis over the duration of each lease term.

The following is a schedule of future minimum payments under operating leases at December 31, 2009. The table includes total minimum lease payment commitments which include rent and other charges:

(in thousands)	Operating Lease Payments	Sublease Income	Net Operating Lease Payments
2010	$ 13,105	$ 1,649	$ 11,456
2011	10,337	1,698	8,639
2012	9,318	1,065	8,253
2013	7,778	402	7,376
2014	8,007	414	7,593
Thereafter	25,559	865	24,694
Total	$ 74,104	$ 6,093	$ 68,011

Legal Matters

The Company is party to legal proceedings in the ordinary course of business, including product liability claims for which we are indemnified by our licensees. None of these proceedings is deemed material.

Other

The Company has a line of credit with Bank of America in the amount of $5.0 million, which is generally used to secure outstanding letters of credit. The line was renewed as of June 30, 2009 for a one-year period. The renewal included certain substantive changes from the prior year's terms, including a covenant to maintain $5.0 million in liquidity, as that term is defined in the credit agreement, and the reduction of the current ratio requirement from 1.5:1.0 to 1.25:1.0. The Company was compliant with the debt covenants as of December 31, 2009. The Company had no outstanding borrowings under this facility as of December 31, 2009 and had letters of credit of $2.8 million as security for certain leases.

The Company entered into a loan agreement with Bank of America in the amount of $30.0 million related to the acquisition of certain assets of Emeril Lagasse. The loan balance was $13.5 million as of December 31, 2009. See Note 7, *"Credit Facilities,"* for further information.

14. ACQUISITION OF BUSINESS

On April 2, 2008, the Company acquired all of the assets related to the business of Chef Emeril Lagasse other than his restaurant business and Foundation for consideration of approximately $45.0 million in cash and 674,852 in shares of the Company's Class A Common Stock which equaled a value of $5.0 million at closing. The shares issued in connection with this acquisition were not covered by the Company's existing equity plans. The acquisition agreement also includes a potential additional payment of up to $20 million, in 2013, based upon the achievement of certain operating metrics in 2011 and 2012, a portion of which may be payable, at the Company's election, in shares of the Company's Class A Common Stock.

The Company acquired the assets related to chef Emeril Lagasse to further the Company's diversification strategy and help grow the Company's operating results. Consistent with ASC Topic 805 "Business Combinations," this acquisition was accounted for under purchase accounting. While the primary assets purchased in the transaction were certain trade names valued at $45.2 million, as well as a television content library valued at $5.2 million, $0.9 million of the value, representing the excess purchase price over the fair market value of the assets acquired, was apportioned to goodwill. To the extent that the certain operating metrics are achieved in 2011 and 2012, the potential additional payment will be allocated to the acquisition and will be recognized as goodwill.

Of the intangible assets acquired, only the television content library is subject to amortization over a six-year period, which will be expensed based upon future estimated cash flows. For the year ended December 31, 2009, $1.1 million was charged to amortization expense and accumulated amortization related to this asset.

The results of operations for the acquisition have been included in the Company's consolidated financial statements of operations since April 2, 2008, and are recorded in the Merchandising and Broadcasting segments in accordance with the nature of the underlying contracts. The following unaudited pro forma financial information presents a summary of the results of operations assuming the acquisition occurred at the beginning of each period presented:

(unaudited, in thousands, except per share amounts)	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007
Net revenues	$ 287,528	$ 340,599
Net (loss) / income	(13,050)	13,336
Net (loss) / income per share — basic and diluted	$ (0.24)	$ 0.25

Pro forma adjustments have been made to reflect amortization using asset values recognized after applying purchase accounting adjustments, to record incremental compensation costs and to record amortization of deferred financing costs and interest expense related to the long-term debt incurred to fund a part of the acquisition. No tax adjustment was necessary due to the benefit of the Company's net operating loss carryforwards. The pro forma earnings/(loss) per share amounts are based on the pro forma number of shares outstanding as of the end of each period presented which include the shares issued by the Company as a portion of the total consideration for the acquisition.

The pro forma condensed consolidated financial information is presented for information purposes only. The pro forma condensed consolidated financial information should not be construed to be indicative of the combined results of operations that might have been achieved had the acquisition been consummated at the beginning of each period presented, nor is it necessarily indicative of the future results of the combined company.

15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands except per share data)

Year ended December 31, 2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 50,430	$ 56,996	$ 49,780	$ 87,571	$ 244,777
Operating (loss) / income	(15,486)	(6,102)	(11,681)	21,301	(11,968)
Net (loss) / income	$ (16,844)	$ (6,374)	$ (12,113)	$ 20,753	$ (14,578)
(Loss)/earnings per share — basic	$ (0.31)	$ (0.12)	$ (0.22)	$ 0.38	$ (0.27)
(Loss)/earnings per share — diluted	$ (0.31)	$ (0.12)	$ (0.22)	$ 0.37	$ (0.27)
Weighted average common shares outstanding					
Basic	53,766	53,820	53,865	54,065	53,880
Diluted	53,766	53,820	53,865	55,620	53,880

Year ended December 31, 2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 67,834	$ 77,110	$ 66,512	$ 72,854	$ 284,310
Operating (loss)/income	(4,535)	1,723	(3,532)	(4,513)	(10,857)
Net (loss)/income	$ (4,234)	$ 328	$ (3,747)	$ (8,012)	$ (15,665)
(Loss)/earnings per share — basic and diluted	$ (0.08)	$ 0.01	$ (0.07)	$ (0.15)	$ (0.29)
Weighted average common shares outstanding					
Basic	52,722	53,476	53,590	53,668	53,360
Diluted	52,722	55,588	53,590	53,668	53,360

Fourth Quarter 2009 Items:

Results include the $10.0 million recognition of previously deferred royalties associated with Kmart. Additionally, results include revenue from the conclusion of our relationship with TurboChef and a $3.0 million make-whole payment received by the Company.

Fourth Quarter 2008 Items:

Results include the $35.0 million reduction of the Company's contractual minimum guarantee with Kmart as well as a $9.3 million non-cash goodwill impairment charge recorded in the Publishing segment.

16. BUSINESS SEGMENTS

The Company's business segments are discussed in Note 1. The accounting policies for the Company's business segments are the same as those described in Note 2. Segment information for the years ended December 31, 2009, 2008, and 2007 is as follows:

(in thousands)	Publishing	Broadcasting	Internet	Merchandising	Corporate	Consolidated
2009						
Revenues	$ 128,981	$ 46,111	$ 17,119	$ 52,566	$ —	$ 244,777
Non-cash equity compensation	1,083	889	150	1,468	4,357	7,947
Depreciation and amortization	241	1,389	1,950	62	4,232	7,874
Impairment charge — other asset	—	—	—	11,432	—	11,432
Operating income/(loss)	2,223	6,140	(2,392)	25,651	(43,590)	(11,968)
Total assets	76,563	27,458	15,830	75,711	34,229	229,791
Capital expenditures	66	23	271	99	8,150	8,609
2008						
Revenues	$ 163,540	$ 47,328	$ 15,576	$ 57,866	$ —	$ 284,310
Non-cash equity compensation	2,855	807	230	1,038	3,596	8,526
Depreciation and amortization	379	2,578	1,737	90	3,189	7,973
Impairment charge — goodwill and other asset	9,349	—	—	—	—	9,349
Operating income/(loss)	6,424	2,780	(4,796)	32,858	(48,123)	(10,857)
Total assets	79,512	25,608	15,730	83,307	57,128	261,285
Capital expenditures	146	199	319	37	2,163	2,864
2007						
Revenues	$ 183,727	$ 40,263	$ 19,189	$ 84,711	$ —	$ 327,890
Non-cash equity compensation	4,297	6,866	501	1,555	5,899	19,118
Depreciation and amortization	1,188	2,201	1,242	375	2,556	7,562
Operating income/(loss)	11,538	(7,519)	(6,137)	57,229	(47,397)	7,714
Total assets	92,931	19,960	9,937	61,784	70,655	255,267
Capital expenditures	266	183	1,344	64	3,175	5,032

17. OTHER INFORMATION

The Company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses. The carrying amount of these accounts approximates fair value.

The Company's revenues from foreign sources were $10.8 million, $13.4 million and $12.3 million in 2009, 2008 and 2007, respectively.

The Company's revenues from Kmart Corporation — which predominately are included in the Merchandising segment — relative to the Company's total revenues were approximately 11% for 2009, 10% for 2008 and 21% for year ended December 31, 2007.

Advertising expense, including subscription acquisition costs, was $14.8 million, $19.2 million, and $23.3 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Production, distribution and editorial expenses; selling and promotion expenses; and general and administrative expenses are all presented exclusive of depreciation and amortization and impairment charges, which are shown separately within "Operating Costs and Expenses."

Interest paid in 2009 was $0.5 million related to the Company's loan with Bank of America. Interest paid in 2008 was $0.9 million related to the Company's loan with Bank of America. Interest paid in 2007 was $0.4 million related to the settlement of the 2000 IRS audit.

Income taxes paid were $0.3 million for the year ended December 31, 2009 and $1.1 million for the years ended December 31, 2008 and 2007.

18. SUBSEQUENT EVENTS

On February 8, 2010, the Company executed an amendment to the Intangible Asset License Agreement discussed in Note 12, "*Related Party Transactions.*" Pursuant to the amendment, for 2010 only, the annual fee of $2.0 million that would otherwise be payable on or about September 15, 2010 will be reduced to $1.95 million and paid in two installments, the first of which was $0.95 million and was paid on February 9, 2010. The remainder of the payment will be made on or about September 15, 2010 as originally scheduled.

On March 1, 2010, in recognition of changing economic conditions and to ensure the continued retention and motivation of key employees, our Compensation Committee approved a modification to the performance conditions associated with the March 2, 2009 performance-based restricted stock units discussed in Note 9. As a result, these awards are now considered probable of vesting. Accordingly, the Company will measure the fair value of these awards as of the date of modification and will recognize the fair value over the remaining service period of the awards.

On March 1, 2010 the Company made equity awards to certain employees pursuant to the New Stock Plan. The awards consisted, in the aggregate, of options to purchase 700,000 shares at an exercise price of $5.48 per share (the closing price on the date of grant), which options vest over a four-year period, and 550,000 performance-based restricted stock units, each of which represents the right to a share of the Company's Class A Common Stock if the Company achieves targets over a performance period. The performance-based restricted stock unit awards are considered probable of vesting. Accordingly, the Company will measure the grant date fair value of these awards as of the date of issuance and will recognize the fair value over the remaining service period of the awards.

MARTHA STEWART LIVING OMNIMEDIA, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Description	Balance, Beginning of Year	Additions Charged to Revenues, Costs and Expenses	Additions/ (Deductions) Charged to Balance Sheet Accounts	(Deductions) Charged to Revenues, Costs and Expenses	Balance, End of Year
Allowance for doubtful accounts:					
Year ended December 31,					
2009	$ 1,502	$ 563	$ (714)	$ —	$ 1,351
2008	1,247	399	(144)	—	1,502
2007	1,207	332	(292)	—	1,247
Reserve for audience underdelivery:					
Year ended December 31,					
2009	$ 1,869	$ 2,434	$ (336)	$ (1,110)	$ 2,857
2008	3,542	1,563	(125)	(3,111)	1,869
2007	2,554	2,706	(423)	(1,295)	3,542
Reserve for valuation allowance on the deferred tax asset:					
Year ended December 31,					
2009	$ 68,003	$ 4,332	$ 947	$ —	$ 73,282
2008	63,277	4,629	97	—	68,003
2007	62,141	—	6,575	(5,439)	63,277

NOTICE OF 2010
ANNUAL MEETING OF STOCKHOLDERS
AND PROXY STATEMENT

MARTHA STEWART LIVING OMNIMEDIA, INC.

TABLE OF CONTENTS

Page

STOCKHOLDER LETTER 1

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS 2

PROXY STATEMENT 3

- Date, Time and Place of Meeting 3
- Shares Outstanding and Entitled to Vote on Record Date 3
- Information about This Proxy Statement 3
- Voting and Revocation of Proxies 4
- Quorum and Voting Requirements 4
- Solicitation of Proxies and Expenses 5

ELECTION OF DIRECTORS 5

- Information Concerning Nominees 5

MEETINGS AND COMMITTEES OF THE BOARD 7

COMPENSATION OF OUTSIDE DIRECTORS 13

DIRECTOR COMPENSATION TABLE 14

INFORMATION CONCERNING EXECUTIVE OFFICERS AND OUR FOUNDER 15

COMPENSATION COMMITTEE REPORT 16

COMPENSATION DISCUSSION AND ANALYSIS 17

SUMMARY COMPENSATION TABLE 24

GRANTS OF PLAN-BASED AWARDS IN 2009 27

EXECUTIVE COMPENSATION AGREEMENTS 28

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2009 33

OPTION EXERCISES AND STOCK VESTED DURING 2009 35

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL 35

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT 39

BENEFICIAL OWNERSHIP 39

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE 41

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS 41

REPORT OF THE AUDIT COMMITTEE 43

INDEPENDENT PUBLIC ACCOUNTANTS 44

ANNUAL REPORTS 45

"HOUSEHOLDING" OF PROXY MATERIALS 45

PROPOSALS OF STOCKHOLDERS 45

OTHER MATTERS 46



April 15, 2010

Dear Stockholder:

You are cordially invited to attend the 2010 Annual Meeting of Stockholders of Martha Stewart Living Omnimedia, Inc., which will be held at our offices in the Starrett-Lehigh Building, located on the 9th floor at 601 West 26th Street (between 11th Avenue and the West Side Highway), New York, New York, on June 3, 2010 at 4:00 p.m., New York City time.

At this year's stockholders' meeting, you will be asked to elect seven directors to our Board of Directors. Our Board of Directors unanimously recommends a vote FOR each of the nominees.

It is important that your shares be represented and voted at the meeting regardless of the size of your holdings and whether you plan to attend the meeting in person. Accordingly, please vote your shares as soon as possible in accordance with the instructions you received. This will not prevent you from voting your shares in person if you subsequently choose to attend the meeting.

I look forward to greeting those of you who attend the meeting.

Sincerely,

CHARLES KOPPELMAN
Executive Chairman
Principal Executive Officer

PLEASE NOTE THAT THIS WILL BE A BUSINESS MEETING. Attendance at the meeting will be limited to stockholders as of the close of business on April 8, 2010, the record date (or their authorized representatives), and to our invited guests. If you are a stockholder of record and plan to attend the meeting, please mark the appropriate box on your proxy card or respond as applicable, to the Internet or telephone prompt. If your stock is held in the name of a bank, broker or other holder of record and you plan to attend the meeting, please bring proof of your ownership as of the record date, such as a bank or brokerage account statement, which you will be required to show at the registration tables at the door. Registration will begin at 3:00 p.m. and seating will begin at 3:30 p.m. Each stockholder will be asked to present a valid government-issued picture identification, such as a driver's license or passport. Cameras, recording devices and other similar electronic devices will not be permitted at this meeting.

601 West 26th Street New York, New York 10001 (212) 827-8000

MARTHA STEWART LIVING OMNIMEDIA, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On June 3, 2010

To the Stockholders:

The Annual Meeting of Stockholders of Martha Stewart Living Omnimedia, Inc., a Delaware corporation, will be held at our offices in the Starrett-Lehigh Building, located on the 9th floor at 601 West 26th Street (between 11th Avenue and the West Side Highway), New York, New York, on June 3, 2010 at 4:00 p.m., New York City time, for the following purposes:

1. To elect seven directors to our Board of Directors, each to hold office until our 2011 annual meeting of stockholders or until their successors are duly elected and qualified; and

2. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Only holders of record of our Class A Common Stock and Class B Common Stock as of the close of business on April 8, 2010 are entitled to notice of, and will be entitled to vote at, the Annual Meeting. You may examine a list of such stockholders for any purpose germane to the meeting during the 10-day period preceding the Annual Meeting at our offices located at 601 West 26th Street, New York, New York, 9th floor, during ordinary business hours.

By order of the Board of Directors,



PETER HURWITZ
Secretary & General Counsel

New York, New York
April 15, 2010

YOUR VOTE IS IMPORTANT

Regardless of whether you plan to attend the Annual Meeting, please follow the instructions you received to vote your shares as soon as possible, to ensure that your shares are represented.

Please note that we are only mailing a full set of our proxy materials for the Annual Meeting to those stockholders who specifically request printed copies. If you have only received a Notice Regarding the Availability of Proxy Materials in the mail and wish to request printed copies, please follow the instructions in the Notice.

MARTHA STEWART LIVING OMNIMEDIA, INC.
601 West 26th Street
New York, New York 10001

PROXY STATEMENT

In this Proxy Statement, the terms "we," "us," "our," "the Company" and "MSO" refer to Martha Stewart Living Omnimedia, Inc., a Delaware corporation.

This Proxy Statement is being furnished to holders of our Class A Common Stock and Class B Common Stock in connection with the solicitation of proxies by our Board of Directors (the "Board") for use at our 2010 Annual Meeting of Stockholders (the "Annual Meeting").

At the Annual Meeting, our stockholders will be asked:

1. To elect seven directors to our Board of Directors, each to hold office until our 2011 annual meeting of stockholders or until their successors are duly elected and qualified; and

2. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

DATE, TIME AND PLACE OF MEETING

The Annual Meeting will be held on June 3, 2010, at 4:00 p.m. New York City time, at our offices in the Starrett-Lehigh Building, located on the 9th floor at 601 West 26th Street (between 11th Avenue and the West Side Highway), New York, New York.

SHARES OUTSTANDING AND ENTITLED TO VOTE ON RECORD DATE

Only holders of record of our Class A Common Stock and Class B Common Stock at the close of business on April 8, 2010 (the "Record Date") are entitled to notice of, and will be entitled to vote at, the Annual Meeting. Each share of our Class A Common Stock entitles its holder to one vote, while each share of our Class B Common Stock entitles its holder to ten votes. Holders of our Class A Common Stock and Class B Common Stock will vote together as a single class on all matters to be voted upon at the Annual Meeting. As of the Record Date, there were 28,290,341 shares of Class A Common Stock and 26,690,125 shares of Class B Common Stock outstanding. All of our outstanding shares of Class B Common Stock are beneficially owned by Martha Stewart, Founder and Chief Editorial, Media and Content Officer of the Company. As a result, Ms. Stewart controls the vote on all stockholder matters.

INFORMATION ABOUT THIS PROXY STATEMENT

This year, once again, we are taking advantage of the Securities and Exchange Commission (the "SEC") rules that allow companies to furnish proxy materials to stockholders via the Internet. On April 15, 2010, we mailed to our stockholders a Notice Regarding the Internet Availability of Proxy Materials (the "Notice"). If you received a Notice by mail, you will not receive a printed copy of the proxy materials, unless you specifically request one. Instead, the Notice instructs you on how to access and review all of the important information contained in this Proxy Statement and in our 2009 Annual Report, as well as how to submit your proxy, over the Internet. If you received the Notice and would still like to receive a printed copy of our proxy materials, you may request a printed copy of the proxy materials by following the instructions on the Notice. We will continue to mail a printed copy of this Proxy Statement, Annual Report and form of proxy to certain stockholders, which mailing also began on April 15, 2010.

VOTING AND REVOCATION OF PROXIES

Stockholders can vote in person at the Annual Meeting or by proxy. If you are a stockholder of record, there are three ways to vote by proxy:

- By Internet – You can vote over the Internet at *www.proxyvote.com* by following the instructions on the Notice or, if you received your proxy materials by mail, by following the instructions on the proxy card.
- By telephone – If you received your proxy materials by mail or if you request paper copies of the proxy materials, stockholders located in the United States can vote by telephone by calling 1-800-690-6903 and following the instructions on the proxy card.
- By mail – If you received your proxy materials by mail or if you request paper copies of the proxy materials, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern time on June 2, 2010.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting also will be offered to stockholders owning shares through certain banks and brokers.

If you submit proxy voting instructions, the individuals named as proxyholders will vote your shares in the manner you indicate. If you submit proxy voting instructions but do not direct how your shares will be voted, the individuals named as proxyholders will vote your shares **FOR** the election of the nominees for director.

Our Board does not currently intend to bring any business before the Annual Meeting other than the election of directors. So far as is known to our Board, no other matters are to be brought before the stockholders at the Annual Meeting. If any other business properly comes before the stockholders at the Annual Meeting, however, it is intended that the individuals named as proxyholders will vote on such matters in accordance with their discretion.

A stockholder who has given a proxy may revoke it at any time before it is exercised at the Annual Meeting by:

- attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy);
- delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card but prior to the date of the Annual Meeting, stating that the proxy is revoked;
- voting again by the Internet or telephone (only the last vote cast by each stockholder of record will be counted), provided that the stockholder does so before 11:59 p.m. Eastern time on June 2, 2010; or
- signing and delivering a subsequently dated proxy card prior to the vote at the Annual Meeting.

You should send any written notice or new proxy card to Martha Stewart Living Omnimedia, Inc. c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717. You may request a new proxy card by calling Martha Stewart Living Omnimedia, Inc. at (212) 827-8455.

QUORUM AND VOTING REQUIREMENTS

The required quorum for the transaction of business at our Annual Meeting is a majority of the voting power of our outstanding Class A Common Stock and Class B Common Stock entitled to vote on the Record Date (the "Total Voting Power"), which shares must be present in person or represented by proxy at the Annual Meeting.

The election of directors requires a plurality of the votes cast. Accordingly, the seven directorships to be filled at the Annual Meeting will be filled by the seven nominees receiving the highest number of votes. In the election of directors, votes may be cast in favor of, or withheld with respect to, any or all nominees; votes that are withheld, although counted for purposes of determining whether there is a quorum at the Annual Meeting, will have no effect on the outcome of the vote. Only votes cast FOR a director constitute affirmative votes. Broker non-votes will have no effect on the outcome of the vote.

SOLICITATION OF PROXIES AND EXPENSES

We bear the costs of the preparation of proxy materials and the solicitation of proxies from our stockholders. In addition to the solicitation of proxies by mail, our directors, officers and employees may solicit proxies from stockholders by telephone, letter, facsimile, email, in person or by other means of communication. Directors, officers and employees will receive no additional compensation for such solicitation. Upon request, we will reimburse banks, brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses to forward our proxy materials to beneficial owners in accordance with applicable rules. We will not employ the services of an independent proxy solicitor in connection with our Annual Meeting.

PROPOSAL 1

ELECTION OF DIRECTORS

INFORMATION CONCERNING NOMINEES

At the Annual Meeting, a Board of seven directors will be elected to hold office until our 2011 annual meeting of stockholders or until their successors are duly elected and qualified. Our Nominating and Corporate Governance Committee (the "Governance Committee") is charged with identifying and evaluating individuals qualified to serve as members of the Board and recommending to the full Board nominees for election as directors. We seek directors with established professional reputations and experience in areas relevant to our operations. While we do not have a formal diversity policy for Board membership, we seek directors with a diversity of skills and experience in areas that are relevant to our business and activities. All of the nominees for election as directors at the Annual Meeting – Charlotte Beers, Frederic Fekkai, Michael Goldstein, Arlen Kantarian, Charles Koppelman, William Roskin, and Todd Slotkin – currently serve as directors of the Company and are standing for re-election.

Set forth below is information as of the date of this Proxy Statement about each nominee. The material presented includes information each nominee has given us about the nominee's age, all the positions the nominee holds, the nominee's principal occupation and business experience for at least the past five years and the names of other publicly-held companies for which the nominee currently serves as a director or has served as a director during at least the past five years. We also set forth the specific experience, qualifications, attributes and skills that led our Governance Committee to conclude that the nominee should serve as a director. We believe that all of our directors have a reputation for integrity, honesty and the ability to exercise sound judgment. We value their commitment to service on our Board and their significant experience on other company boards of directors and board committees.

Although we do not anticipate that any of the nominees will be unable or unwilling to stand for election, in the event of such an occurrence, proxies will be voted for a substitute designated by the Board or, if a substitute nominee cannot be identified, the size of the Board may be reduced. Furthermore, while Mr. Goldstein is standing for re-election to the Board, he has indicated that if re-elected he intends to retire as a director as soon after the Annual Meeting as the Company is able to identify a replacement director.

There are no family relationships among directors or executive officers of the Company.

Charles A. Koppelman – Chairman of the Board of Directors, age 70. Mr. Koppelman became our Executive Chairman and Principal Executive Officer in July 2008. Mr. Koppelman has served as our Chairman since June 2005 and as one of our directors since July 2004. Mr. Koppelman has also served as Chairman and Chief Executive Officer of CAK Entertainment Inc., a music and entertainment business, since 1997. From 1990 to 1994, he served

as Chairman and Chief Executive Officer of EMI Music Publishing and from 1994 to 1997 as Chairman and Chief Executive Officer of EMI Records Group, North America. Mr. Koppelman is also a former director of Steve Madden Ltd., and served as Chairman of the Board of that company from 2000 to 2004. As described below under "Meetings and Committees of the Board – Corporate Governance," we believe our principal executive officer should be a member of our Board and in fact our Chairman.

Charlotte Beers – Director, age 74. Ms. Beers has served as one of our directors since March 2008. Ms. Beers also served as one of our directors from 1998 to 2001. From October 2001 until March 2003, she worked for the Bush Administration as the Under Secretary for Public Diplomacy and Public Affairs. Ms. Beers served as Chairman of the Board of Directors of J. Walter Thompson Worldwide, an advertising agency, from March 1999 until she retired in March 2001. Prior to that, she was Chairman Emeritus of Ogilvy & Mather Worldwide, Inc. from April 1997 to March 1999. She was Chairman of Ogilvy & Mather from April 1992 to April 1997 and Chief Executive Officer from April 1992 to September 1996. In considering Ms. Beers for director of the Company, the Governance Committee took into account her experience and leadership roles in the advertising business as well as her leadership role in government.

Frederic Fekkai – Director, age 51. Mr. Fekkai has served as one of our directors since July of 2009. Mr. Fekkai is the founder of Fekkai, the luxury hair care product company, which was launched in 1995. There are seven Fekkai hair salons in the United States. The Fekkai brand was purchased by Procter & Gamble in 2008, and Mr. Fekkai continues to play a strategic role at the company as Founder and Brand Architect. In considering Mr. Fekkai for director of the Company, the Governance Committee took into account his experience as an entrepreneur, as well as his experience in merchandising, consumer advertising and marketing.

Michael Goldstein, CPA – Director, age 68. Mr. Goldstein has served as one of our directors since June 2004. From June 2001 to May 2006, Mr. Goldstein was Chairman of the Toys "R" Us Children's Fund, Inc., a charitable foundation. Mr. Goldstein was Chairman of the Board of Toys "R" Us, Inc. from February 1998 to June 2001, Vice Chairman of the Board and Chief Executive Officer from February 1994 to February 1998 and Chief Financial Officer from 1983 to 1994. Mr. Goldstein is also a director of the following public companies: 4Kids Entertainment, Inc. (since 2003), where he is the chairman of the audit committee and a member of the compensation committee and nominating and governance committee; Medco Health Solutions, Inc. (since 2003), where he is the lead director, the chairman of the corporate governance and nominating committee, and a member of the audit committee and the mergers and acquisitions committee; Pacific Sunwear of California, Inc. (since 2004), where he is the chairman of the audit committee; and Charming Shoppes, Inc. (since 2008), where he is the chairman of the compensation committee and a member of the nominating and governance committee. Mr. Goldstein also served on the boards of the following other public companies within the last five years: Bear Stearns & Co. from 2007-2008; Finlay Enterprises, Inc. from 1999-2006; and United Retail Group from 1999-2007. In addition, Mr. Goldstein was employed from 1963 to 1979 by Ernst & Young (and its predecessor firms), where he spent six years as an audit partner. In considering Mr. Goldstein for director of the Company, the Governance Committee took into account his experience and leadership roles on the boards of various other public companies, as well as his extensive background in finance, both as an audit partner and then as a finance executive and chief executive officer at a public company.

Arlen Kantarian – Director, age 57. Mr. Kantarian has served as one of our directors since February 2009. Mr. Kantarian served as the United States Tennis Association's Chief Executive Officer of Professional Tennis from March 2000 to December 2008, where he oversaw all aspects of the USTA's Professional Tennis operations, including the US Open. Prior to working at the USTA, Mr. Kantarian was the President and Chief Executive Officer of Radio City Entertainment and Radio City Music Hall, serving from 1988 to 1998. Mr. Kantarian also served as a Vice President, Marketing for the National Football League from 1981 to 1988. Mr. Kantarian is on the Board of Advisors of Georgetown University McDonough School of Business and The World Congress Business of Sports. In considering Mr. Kantarian for director of the Company, the Governance Committee took into account his experience and leadership roles in companies engaged in the entertainment, media and merchandising businesses.

William A. Roskin – Director, age 67. Mr. Roskin has served as one of our directors since October 2008. Mr. Roskin founded Roskin Consulting, a consulting firm with a specialty in media-related human relations, in 2009. Mr. Roskin was a Senior Advisor to Viacom, Inc., a media conglomerate, from 2006 until 2009, when he retired to form Roskin Consulting. Prior to that, Mr. Roskin worked at Viacom as the senior executive in charge of human resources and administration functions from 1988 to 2006, ultimately serving as Executive Vice President. Before joining

Viacom, Inc., Mr. Roskin was Senior Vice President, Human Resources at Coleco Industries, Inc. from 1986 to 1988. Prior to joining Coleco Industries, Inc., Mr. Roskin worked for Warner Communications for 10 years. He served as General Counsel to the City of New York's Department of Personnel and City Civil Service Commission from 1971 to 1976. Within the past 5 years, Mr. Roskin has also served on the boards of Ritz Interactive, Inc. (2005-present), ION Media Networks, Inc. (2006-2009) and Media and Entertainment Holdings, Inc. (2006-2008). Media and Entertainment Holdings, Inc. was a public company at the time of Mr. Roskin's service. In considering Mr. Roskin for director of the Company, the Governance Committee took into account his experience and leadership roles in media, as well as his specialty in human resources and executive compensation.

Todd Slotkin – Director, age 57. Mr. Slotkin has served as one of our directors since March 2008. Since November 2008, Mr. Slotkin has served as the portfolio manager of Irving Place Capital, a private equity firm. Mr. Slotkin served as a Managing Director and co-head of Natixis Capital Markets Leveraged Finance business from 2006 to 2007. Previously, Mr. Slotkin served as Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Holdings, Inc. from 1999 to 2006. In addition, he was Chief Financial Officer of M & F Worldwide Corp., a public company, from 1999 to 2006. Prior to joining MacAndrew & Forbes in 1992 as a senior vice president, Mr. Slotkin spent over 17 years with Citicorp, now known as Citigroup. Since 2003, he has been a director of CBIZ, Inc., where he is on the audit and compensation committees. Mr. Slotkin is the chairman, director and co-founder of the Food Allergy Initiative. In considering Mr. Slotkin for director of the Company, the Governance Committee took into account his extensive background in finance, including his position as chief financial officer of a public company.

OUR BOARD RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF EACH OF ITS NOMINEES FOR DIRECTOR NAMED ABOVE.

MEETINGS AND COMMITTEES OF THE BOARD

Between in-person and telephonic meetings during 2009, our Board met a total of 10 times, and our three standing committees, the Audit Committee, the Compensation Committee and the Governance Committee, met a total of 25 times. In addition, from time to time we may form special committees. In 2008, we formed one such committee, the Finance Committee, which was charged with exploring financing arrangements. The members of the Finance Committee are Mr. Slotkin, who serves as the chairperson, and Mr. Koppelman.

All incumbent directors attended more than 75% of meetings of the Board and of the Board committees on which they served in 2009 during their respective periods of service, with the exception of Ms. Beers. At the time of our 2009 annual meeting, we had six directors, five of whom attended in person and one of whom attended telephonically. Under our Corporate Governance Guidelines, each director is expected to attend our annual meetings.

The Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are composed of the following members:

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Todd Slotkin (Chairperson)	William Roskin (Chairperson)	Charlotte Beers (Chairperson)
Michael Goldstein	Frederic Fekkai	Frederic Fekkai
William Roskin	Michael Goldstein	Arlen Kantarian
	Todd Slotkin	

Corporate Governance. Our Corporate Governance Guidelines state that a majority of the Board will consist of directors who meet the independence requirements of the listing standards of the New York Stock Exchange ("NYSE"), as well as the criterion related to contributions to non-profit organizations, as described below. (We have posted a copy of our Corporate Governance Guidelines, which include our definitions for independence, on our website *(www.marthastewart.com)* under the link for "Investor Relations – Corporate Governance.") Accordingly,

our Board conducts an annual review to determine whether each of our directors qualifies as independent as defined in our Corporate Governance Guidelines and the NYSE standards applicable to Board composition. The Board makes an affirmative determination regarding the independence of each director annually, based upon the recommendation of the Governance Committee. The independence standards in our Corporate Governance Guidelines provide that:

An "independent" director is a director whom the Board has determined has no material relationship with MSO or any of its consolidated subsidiaries (collectively, the "Corporation"), either directly, or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. For purposes of this definition, the Corporate Governance Guidelines state that a director is not independent if:

1. The director is, or has been within the last three years, an employee of the Corporation, or an immediate family member of the director is, or has been within the last three years, an executive officer of the Corporation.

2. The director has received, or has an immediate family member who has received, during any consecutive 12-month period during the last three years, more than $120,000 in direct compensation from the Corporation (other than Board and committee fees, and pension or other forms of deferred compensation for prior service). Compensation received by an immediate family member for service as an employee (other than an executive officer) of the Corporation is not considered for purposes of this standard.

3. (a) The director, or an immediate family member of the director, is a current partner of the Corporation's internal or external auditor; (b) the director is a current employee of the Corporation's internal or external auditor; (c) an immediate family member of the director is a current employee of the Corporation's internal or external auditor who personally works on the Corporation's audit; or (d) the director, or an immediate family member of the director, was within the last three years (but is no longer) a partner or employee of the Corporation's internal or external auditor and personally worked on the Corporation's audit within that time.

4. The director, or an immediate family member of the director, is, or has been within the last three years, employed as an executive officer of another company where any of the Corporation's present executive officers serves or served at the same time on that company's compensation committee; or

5. The director is a current employee, or an immediate family member of the director is a current executive officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount that, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of the other company's consolidated gross revenues.

In addition, the Governance Committee must approve any contribution of $25,000 or more to a non-profit organization where a director or a director's spouse is an employee, and a director is presumed not to be independent if the director, or the director's spouse, is an employee of a non-profit organization to which the Corporation has made contributions in an amount that exceeded $100,000 in any of the last three fiscal years, although the Board may determine that a director who does not meet this standard nonetheless is independent based on all the facts and circumstances.

Based on the foregoing standards, the Board determined that each of the following current directors and the other directors that served during 2009 is or was independent and has or had no transactions, relationships or arrangements with the Company, except as a director and stockholder of the Company: Charlotte Beers, Rick Boyko, Frederic Fekkai, Michael Goldstein, Arlen Kantarian, William Roskin and Todd Slotkin. The Board also determined that Charles Koppelman, as the Company's Executive Chairman and Principal Executive Officer ("PEO"), is not independent. Further, the Company employs his daughter, as described below in "Certain Relationships and Related Party Transactions – Other Relationships." The independent directors of the Board meet periodically in executive session without management. Meetings of independent directors are chaired by our Lead Director, Mr. Goldstein. Our independent directors met separately seven times during 2009.

The Board believes that it is in the best interests of the Company and its stockholders for Mr. Koppelman to hold the position of both Chairman of the Board and Executive Chairman and PEO. Mr. Koppelman's experience at the Company has afforded him intimate knowledge of the issues, challenges and opportunities facing each of the Company's businesses. Accordingly, he is well positioned to focus the Board's attention on the most pressing issues facing the Company. Although the Company believes that combining the Chairman and PEO roles is currently appropriate, our Corporate Governance Guidelines allow for the possibility that two individuals can fill these roles in the future.

The other six directors, all of whom are independent, provide effective oversight of management, including by virtue of their active involvement in executive performance and compensation review. In addition, when the positions of Chairman and PEO are combined, the Company's Corporate Governance Guidelines provide for an independent Lead Director. The Lead Director's responsibilities include presiding over and setting the agendas for executive sessions of the independent directors (which the Corporate Governance Guidelines call for at least three per year), consulting with the Chairman regarding scheduling Board meetings, overseeing the appropriate flow of information to the Board, acting as a liaison between the independent directors and management with respect to scheduling and agendas for Board meetings and being available for consultation and communication with stockholders as appropriate. Our Board has designated Michael Goldstein as our Lead Director, reflecting his extensive public company board of director experience. The Board believes that the administration of its risk oversight function has not affected the Board's leadership structure, with the oversight of risk conducted primarily through the Audit Committee, as described under "Audit Committee" below. The Compensation Committee also plays a role, as described under "Compensation Committee" below.

Stockholders or other interested parties who wish to communicate with a member or members of the Board, including the Lead Director or the independent directors as a group, may do so by addressing their correspondence to the Board member or members, c/o the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 601 West 26th Street, New York, New York 10001. The office of the Corporate Secretary will review and forward all correspondence to the appropriate Board member or members for response.

Code of Ethics. We have adopted a Code of Business Conduct and Ethics ("Code of Ethics") that applies to all of our directors, officers and employees, including our principal executive officer, principal financial and accounting officer, controller and persons performing similar functions. Our Code of Ethics requires, among other things, that all of our directors, officers and employees comply with all laws, avoid conflicts of interest, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest. In addition, our Code of Ethics imposes obligations on all of our directors, officers and employees to maintain books, records, accounts and financial statements that are accurate and comply with applicable laws and with our internal controls, as well as providing for disclosure controls and procedures. Our Code of Ethics also sets forth controls and prohibitions on doing business with related parties, defines the scope of those controls and prohibitions, provides a mechanism for ensuring that employees are informed of these controls and prohibitions, and requires employees to report any relevant relationships. The Code of Ethics provides for a whistleblower hotline which permits employees to report, anonymously or otherwise, ethical or other concerns they may have involving the Company. We have posted a copy of our Code of Ethics on our website (*www.marthastewart.com*) under the link for "Investor Relations – Corporate Governance." We will promptly post under the same link amendments to or waivers of our Code of Ethics, if any, involving our directors and executive officers.

AUDIT COMMITTEE

Our Audit Committee currently consists of Mr. Slotkin, who serves as its chairman, Mr. Goldstein and Mr. Roskin. The Board has determined that Mr. Slotkin qualifies as an audit committee financial expert within the meaning of the applicable rules and regulations of the SEC and that he meets the director independence standards of the NYSE. Mr. Slotkin was Chief Financial Officer of each of MacAndrews & Forbes Holdings and M & F Worldwide Corp. for seven years and spent 17 years with Citicorp, where he held a number of positions. Mr. Slotkin also serves on the audit committee of CBIZ, Inc., a public company. Mr. Goldstein serves on the audit committee of Medco Health Solutions, Inc., and serves as the chairperson of the audit committee for each of 4Kids Entertainment, Inc. and Pacific Sunwear of California, Inc. All three of these companies are publicly-traded. The Board has determined that such simultaneous service does not impair Mr. Goldstein's ability to serve effectively on our Audit

Committee. The primary purpose of the Audit Committee is to assist the Board in monitoring the integrity of our financial statements, our independent auditor's qualifications and independence, the performance of our internal audit function and independent auditors, and our compliance with legal and regulatory requirements. In fulfilling this purpose, the Audit Committee has assumed a number of responsibilities and undertaken to perform a number of duties, each of which is detailed in the Audit Committee's charter, which is posted on our website (*www.marthastewart.com*) under the link for "Investor Relations – Corporate Governance."

Among other actions described in the charter, the Audit Committee is authorized to:

- exercise sole authority to appoint or replace our independent auditor and oversee the compensation and work thereof (including resolution of any disagreements between our management and the independent auditor regarding financial reporting);
- pre-approve all audit services and permitted non-audit services (including the fees and terms thereof) to be performed by our independent auditor, subject to the de minimis exception for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
- review and discuss with management and our independent auditor the annual audited financial statements, including disclosures made in management's discussion and analysis, and recommend to the Board whether the audited financial statements should be included in our Annual Report on Form 10-K;
- review and discuss with management and our independent auditor our quarterly financial statements prior to the filing of our Quarterly Reports on Form 10-Q, including disclosures made in management's discussion and analysis;
- discuss with management and our independent auditor any significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles, any major issues as to the adequacy of our internal controls or steps taken in light of any material control deficiencies;
- discuss, at least generally, with management, our earnings press releases, including the use of "pro forma" or "adjusted" information that is not in conformity with generally accepted accounting principles ("GAAP"), and our practices regarding earnings releases and financial information and earnings guidance provided to analysts and rating agencies;
- discuss with management and our independent auditor the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures on our financial statements;
- on behalf of the Board, oversee the principal risk exposures we face and our mitigation efforts relating thereto, including but not limited to financial reporting risks and credit and liquidity risks;
- discuss with the Chief Financial Officer and other corporate management our major risk exposures and the steps management has taken to monitor and control such exposures, including our risk assessment and risk management policies; and
- prepare the report required by the SEC to be included in this Proxy Statement under the caption "Report of the Audit Committee."

The Audit Committee met 10 times during 2009. The Board, in its business judgment, has determined that the members of the Audit Committee meet the financial literacy requirements for audit committee members of the listing standards of the NYSE and the independence requirements for audit committee members of the listing standards of the NYSE, Rule 10A-3(b) as promulgated under the Exchange Act, and SEC rules and regulations.

COMPENSATION COMMITTEE

Our Compensation Committee currently consists of Mr. Roskin, who serves as its chairman, Mr. Fekkai, Mr. Goldstein and Mr. Slotkin. The primary purpose of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities in the areas of executive compensation and compensation, bonus and equity incentive plans, generally. In fulfilling this purpose, the Compensation Committee has assumed a number of responsibilities and undertaken to perform a number of duties, each of which is detailed in the Compensation Committee's charter, which is posted on the Company's website (*www.marthastewart.com*) under the link for "Investor Relations – Corporate Governance."

Among other actions described in the charter, the Compensation Committee is authorized to:

- review our compensation policies and programs at least annually to endeavor to ensure that they best facilitate our objective of maximizing stockholder value and further to assess whether risks from the Corporation's compensation policies and practices for employees are reasonably likely to have a material adverse effect on the Corporation;
- review and approve compensation and employment offers and arrangements, including corporate goals and objectives relevant to bonuses and any incentive compensation for the Executive Chairman and our other executive officers, including our Founder;
- review and discuss with management our annual Compensation Discussion and Analysis of executive compensation and recommend to the Board whether it should be included in the proxy statement;
- approve the material terms of employment, severance and change-of-control agreements for our executive officers;
- approve bonus pools for executive and non-executive level employees; and
- approve the adoption of new compensation and equity plans, and approve amendments and modifications to our compensation and equity incentive plans, subject in each case to any required stockholder approvals.

The Compensation Committee has authority under its charter to delegate authority to subcommittees of one or more members as it deems appropriate or to members of management in connection with certain of its duties and responsibilities, provided such delegation is consistent with applicable law and NYSE requirements. The Board has established an Equity Committee, with Mr. Koppelman as the sole member. The Equity Committee is authorized to approve grants of restricted stock and options pursuant to the Company's Omnibus Stock and Option Compensation Plan (the "Omnibus Plan") in an aggregate amount of up to 100,000 shares of Class A Common Stock per quarter in connection with the negotiation and execution of employment letters with employees who are not Section 16 employees. No single grant made under this delegation can exceed 20,000 shares. In addition, the Compensation Committee has delegated the direct responsibility for the Company's 401(k) plan to members of management. The Compensation Committee also has the authority to retain outside compensation, legal and other advisors, which it has done from time to time.

In 2009, the Compensation Committee continued its relationship with Frederic W. Cook & Co. ("FWC") as its independent compensation consultant to provide advice to the Compensation Committee on compensation program structure and individual compensation arrangements primarily for Mr. Koppelman, Ms. Marino and Ms. Turner. In connection with this engagement, FWC provided a peer group proxy analysis of twenty-four companies. FWC was selected by and reports to the Compensation Committee and does not provide any other services to the Company. The Compensation Committee also consults with Mr. Koppelman, our Executive Chairman and PEO, regarding executive compensation matters, all as described below in "Compensation Discussion and Analysis."

The Compensation Committee met 12 times during 2009. The Board, in its business judgment, has determined that the members of the Compensation Committee meet the independence requirements of the listing standards of the NYSE and that the members are "non-employee directors" for purposes of the Exchange Act and "outside directors" for purposes of Section 162(m) of the Internal Revenue Code.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Each of the members of our Compensation Committee during 2009 (Mr. Roskin, Mr. Fekkai, Mr. Goldstein and Mr. Slotkin now and previously Mr. Boyko) is a non-employee director and was never an officer or employee of MSO or any of its subsidiaries. None of our executive officers currently serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Our Governance Committee currently consists of Ms. Beers, who serves as its chairperson, Mr. Fekkai and Mr. Kantarian. The primary purpose of the Governance Committee is to identify and recommend individuals to become members of the Board, develop and recommend to the Board a set of corporate governance principles, oversee the evaluation of the Board and each committee of the Board, and perform a leadership role in shaping our corporate governance. In fulfilling this purpose, the Governance Committee has assumed a number of responsibilities and undertaken to perform a number of duties, each of which is detailed in the Governance Committee's charter, which is posted on the Company's website (*www.marthastewart.com*) under the link for "Investor Relations – Corporate Governance."

Among other actions described in the charter, the Governance Committee is authorized to:

- develop and recommend the criteria to be used for identifying and evaluating director candidates;
- identify, recruit candidates for and review the qualifications of, candidates for election to the Board, consistent with criteria established by the Board, as well as any minimum qualifications or diversity considerations the Board may deem appropriate;
- assess the contributions and independence of Board members, including assessing the effectiveness of any diversity policy the Board may implement;
- recommend to the Board candidates for election or re-election to the Board at the annual stockholders' meeting and for appointment by the Board as necessary to fill vacancies and newly created directorships;
- periodically review our executive level organizational structure, hiring practices, succession planning and management development;
- recommend to the Board the membership of the Board's various committees;
- oversee the performance evaluation process for the Board and its committees, and report annually to the Board with an assessment of the Board's performance; and
- review the Corporate Governance Guidelines and recommend changes.

The Governance Committee considers candidates for Board membership suggested by its members and other Board members, as well as management. The Governance Committee has the authority to, but did not in 2009, retain a third party executive search firm to identify or assist in the evaluation of candidates. The Governance Committee will also consider as potential nominees for our Board persons recommended by stockholders. Stockholder recommendations should be submitted to the Governance Committee at our principal address in care of the Corporate Secretary. Each stockholder recommendation should include a personal biography of the proposed nominee, a description of the background or experience that qualifies such person for consideration and a statement that such person has agreed to serve if nominated and elected. Stockholders who themselves wish to nominate a person for election to the Board, as contrasted with recommending a potential nominee to the Board for its consideration, are required to comply with the requirements detailed under "Proposals of Stockholders."

Once the Governance Committee has identified a prospective nominee, the Governance Committee makes an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on the information provided to the Governance Committee concerning the prospective candidate, as well as the Governance Committee's own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that the prospective nominee can satisfy the evaluation factors described below. If the Governance Committee determines, in consultation with other Board members as appropriate, that additional consideration is warranted, it may gather or request a third party search firm to gather additional information about the prospective nominee's background and experience. The Governance Committee then evaluates the prospective nominee, taking into account whether the prospective nominee is independent within the meaning of the listing standards of the NYSE and such other factors as it deems relevant, including the current composition of the Board, the balance of management and independent directors, the need for Audit Committee or Compensation Committee expertise, the prospective nominee's skills and experience, the diversity of the member's skills and experience in areas that are relevant to the Company's businesses and activities, and the evaluation of other prospective nominees. In connection with this evaluation, the Governance Committee determines whether to interview the prospective nominee and, if warranted, one or more members of the Governance Committee and others, as appropriate, conduct interviews in person or by telephone. After completing this process, the Governance Committee makes a recommendation to the full Board as to the persons who should be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the Governance Committee. The Governance Committee follows the same process and uses the same criteria for evaluating candidates proposed by stockholders, members of the Board and members of management.

The Governance Committee met three times during 2009. The Board, in its business judgment, has determined that the members of the Governance Committee meet the independence requirements of the listing standards of the NYSE. The Governance Committee has recommended each of the Company's directors who are standing for re-election.

COMPENSATION OF OUTSIDE DIRECTORS

Under the current compensation plan, approved in May 2008, the independent directors' annual retainer is $40,000, payable in cash and stock, with a required minimum equity component of 25%. The number of shares of unrestricted Class A Common Stock received is equal to the fees payable in stock to the director, divided by the closing price of a share on the last business day of the quarter for which payment is being made. The annual fee paid to the chairperson of the Governance Committee is $7,000. The annual fee paid to the Lead Director and the chairperson of the Audit Committee is $15,000 each. The annual fee paid to the chairperson of the Compensation Committee was increased effective November 1, 2009 from $15,000 to $25,000. Any special committee chairperson receives an annual fee of $25,000. Meeting fees for independent directors are $1,500 for each in-person Board meeting attended, $1,000 for each telephonic Board meeting, and $1,000 for each committee meeting in which the director participates. The chairperson and meeting fees are payable only in cash.

Each non-employee director also receives an annual grant of $75,000 of value upon appointment or election/re-election to the Board. This grant is comprised 50% of restricted stock and 50% of options. The stock is priced at the closing on the date of issuance, and the options are priced using the Black-Scholes method. For grants made to new directors during the year, the grants are issued on the first business day of the month following a director's appointment to the Board pursuant to our policy on equity issuances. For grants relating to a director's election or re-election at an annual meeting of stockholders, the grants are issued on the date of such meeting. All grants related to a director's appointment or election/re-election to the Board under the plan vest on the first anniversary of the grant. Grants under the directors' compensation plan are issued pursuant to our Omnibus Plan.

All directors receive reimbursement of reasonable expenses incurred in connection with participation in our Board and committee meetings.

DEFERRED COMPENSATION

Each non-employee director may defer the receipt of cash director fees into an interest-bearing cash account, which account accrues interest (credited to the account quarterly) at the prime rate published in the Wall Street Journal as in effect from time to time. Directors may choose to have their elected or mandatory shares of Class A Common Stock placed into a share account. Any shares credited to a share account are credited with additional shares, on an interest-free basis, having a value equal to dividends paid with respect to such shares, if any. The amount of cash in his or her cash account, plus a number of shares of Class A Common Stock equal to the number of shares in his or her share account, will be delivered to a director within 60 days following a director's separation from service or death, with cash being paid in lieu of any fractional shares. Mr. Goldstein is the only director who has elected to defer compensation and has done so with respect to the shares of Class A Common Stock.

DIRECTOR STOCK OWNERSHIP GUIDELINES

In December 2009, the Compensation Committee revised the Company's stock ownership guidelines. Like the previous guidelines adopted in May 2005, these guidelines are intended to encourage directors to have an equity interest in the Company and to help further align their interests with the interests of stockholders. Each director must attain ownership of 5,000 shares within a five-year period. The target applies to shares owned outright.

Directors who do not meet the ownership test are required to hold 75% of shares that vest (net of shares withheld for tax obligations) until such time as the applicable target is achieved. All of our directors currently comply with these guidelines.

The following table provides information on the amount of compensation received by our independent directors for the year ended December 31, 2009.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards ($) (2)	All Other Compensation ($)	Total ($)
Charlotte Beers (3)	17,924	77,490	37,500	—	132,914
Frederic Fekkai (4)	20,713	41,895	37,500	—	100,108
Michael Goldstein (5)	71,583	57,497	37,500	—	166,580
Arlen Kantarian (6)	41,006	84,156	75,000	—	200,162
William Roskin (7)	77,589	47,492	37,500	—	162,581
Todd Slotkin (8)	105,006	47,492	37,500	—	189,998
Rick Boyko (9)	4,251	1,666	—	—	5,917

(1) Amounts represent the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, "Share Based Payments." The stock award numbers reflect (i) the payment of all or a portion of the director's annual retainer fees in shares of Class A Common Stock based on the closing price of the Class A Common Stock on the last business day of each fiscal quarter and (ii) a grant of $37,500 of grant date fair value in restricted stock upon election or re-election to the Board. The number of shares received by each director for retainer fees was equal to the fees payable to the director in Class A Common Stock divided by the closing price of the Class A Common Stock on the last business day of such quarter. In 2009, the respective prices per share of the Class A Common Stock were: $2.49 on March 31, 2009, $3.06 on June 30, 2009, $6.26 on September 30, 2009 and $4.94 on December 31, 2009. For each of the restricted stock awards made on election or re-election, grant date fair value was calculated using the closing price on the grant date multiplied by the number of shares.

(2) Amounts represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. For the assumptions used to determine grant date fair value, see Note 9 to our 2009 audited financial

statements contained in our Annual Report on Form 10-K. Each director receives a grant of $37,500 in grant date fair value in options (priced using the Black-Scholes method) on election or re-election to the Board.

(3) Ms. Beers elected to receive 100% of her retainer in stock or 10,904 shares in 2009. On May 13, 2009, she received a continuing director's restricted stock grant of 12,254 shares and a continuing director's option for 31,250 shares with an exercise price of $3.06 per share. As of December 31, 2009, Ms. Beers had options for 63,750 shares outstanding and 12,254 unvested shares of restricted stock.

(4) Mr. Fekkai became a director on July 23, 2009 and elected to receive 25% of his retainer in stock or 809 shares in 2009. In connection with becoming a director, on August 3, 2009, Mr. Fekkai received 10,653 shares of restricted stock and an option to purchase 27,174 shares with an exercise price of $3.52 per share. As of December 31, 2009, Mr. Fekkai had options for 27,174 shares outstanding and 10,653 unvested shares of restricted stock.

(5) Mr. Goldstein elected to receive 50% of his retainer in stock. On May 13, 2009, he received a continuing director's restricted stock grant of 12,254 shares and a continuing director's option for 31,250 shares with an exercise price of $3.06 per share. Mr. Goldstein has elected to defer receipt of the stock portion of his compensation until his services as director end. Mr. Goldstein deferred the receipt of 5,452.89 shares in 2009. As of December 31, 2009, Mr. Goldstein had options for 86,250 shares outstanding and 12,254 unvested shares of restricted stock.

(6) Mr. Kantarian became a director on February 2, 2009 and elected to receive 25% of his retainer in stock or 2,390 shares in 2009. In connection with becoming a director, on March 2, 2009, Mr. Kantarian received 19,132 shares of restricted stock and an option to purchase 22,590 shares with an exercise price of $1.96 per share. In addition, on May 13, 2009, he received a continuing director's restricted stock grant of 12,254 shares and a continuing director's option for 31,250 shares with an exercise price of $3.06 per share. As of December 31, 2009, Mr. Kantarian had options for 53,840 shares outstanding and 31,386 unvested shares of restricted stock.

(7) Mr. Roskin elected to receive 25% of his retainer in stock or 2,725 shares in 2009. On May 13, 2009, he received a continuing director's restricted stock grant of 12,254 shares and a continuing director's option for 31,250 shares with an exercise price of $3.06 per share. As of December 31, 2009, Mr. Roskin had options for 53,484 shares outstanding and 12,254 unvested shares of restricted stock.

(8) Mr. Slotkin elected to receive 25% of his retainer in stock or 2,725 shares in 2009. On May 13, 2009, he received a continuing director's restricted stock grant of 12,254 shares and a continuing director's option for 31,250 shares with an exercise price of $3.06 per share. As of December 31, 2009, Mr. Slotkin had options for 63,750 shares outstanding and 12,254 unvested shares of restricted stock.

(9) Mr. Boyko served as a director until January 31, 2009. He elected to receive 50% of his retainer in stock or 669 shares in 2009. As of December 31, 2009, Mr. Boyko did not have any options outstanding or any unvested shares of restricted stock.

Information regarding the compensation of Mr. Koppelman, who serves as an executive officer of the Company as well as a director, is included in the "Summary Compensation Table" below.

INFORMATION CONCERNING EXECUTIVE OFFICERS AND OUR FOUNDER

The names, ages and certain background information about our executive officers (other than Charles Koppelman, our Executive Chairman and PEO, whose biographical information is set forth above under "Election of Directors – Information Concerning Nominees"), including our Founder, are set forth below.

Martha Stewart, age 68, is the Founder and Chief Editorial, Media and Content Officer of the Company and the author of numerous books on the domestic arts, including entertaining. Ms. Stewart served as our Chairman of the Board and Chief Executive Officer from our creation in 1996 until June 2003 when she resigned as a director, our

Chairman and our Chief Executive Officer and assumed the position of Chief Creative Officer. Ms. Stewart continued to serve as our Chief Creative Officer until March 2004 when she resigned as Chief Creative Officer and assumed the position of Founder, a non-officer position. On March 1, 2010, the Board appointed Ms. Stewart Chief Editorial, Media and Content Officer. In 2006, Ms. Stewart settled insider trading charges with the SEC related to the personal sale of non-Company stock and accepted penalties that included a five-year bar from serving as a director of a public company and a five-year limitation on her service as an officer or employee of a public company. In 2004, she was found guilty in the United States District Court for the Southern District of New York of conspiracy, obstruction of an agency proceeding and making false statements to federal investigators in connection with the same sale.

Robin Marino, age 55, served as our President of Merchandising from June 2005 to July 2009, at which point she also became our co-Chief Executive Officer. On July 24, 2009, her title changed to President and CEO, Merchandising. From 1999 to 2005, Ms. Marino was President and Chief Operating Officer of Kate Spade, Inc. Prior to that, she served in a variety of management positions for fashion and retail companies such as Burberry LTD (1997-1998), Donna Karan International, Inc. (1996-1997), Wathne LTD (1989-1996) and Federated Department Stores, Inc. (1977-1989).

Kelli Turner, age 39, became our Executive Vice President and Chief Financial Officer on March 31, 2009. Prior to joining the Company, Ms. Turner served as Senior Vice President, Operations in the Office of the President and CEO of Time Warner (a media and entertainment company) from April 2007. Prior to that, Ms. Turner served as Senior Vice President, Business Development for New Line Cinema (a film entertainment company that is a division of Warner Brothers) from April 2006 to April 2007, and as Vice President, Investor Relations for Time Warner from August 2004 to April 2006. Ms. Turner was an investment banker with Allen & Company from 2002 to 2004 and with Salomon Smith Barney from 1997 to 2002. Ms. Turner is a registered CPA.

Peter A. Hurwitz, age 50, became our Executive Vice President and General Counsel in September 2009. Prior to joining the Company, Mr. Hurwitz was General Counsel and Executive Vice President at The Weinstein Company (a multi-media entertainment company) from May 2006. Prior to that, he held positions as the Chief Administrative Officer for the Bank of Montreal's Merchant Banking arm from January 2002 to April 2006, and General Counsel and Principal of The Chatterjee Group (an investment fund affiliated with Soros Fund Management at the time) from August 1994 to December 2001. A graduate of Georgetown University School of Law, Mr. Hurwitz has been associated with the law firms of Paul, Weiss, Rifkind, Wharton and Garrison and Milbank, Tweed, Hadley and McCloy.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth below with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K.

Members of the Compensation Committee:

William Roskin, (Chairperson)
Frederic Fekkai
Michael Goldstein
Todd Slotkin

The Compensation Committee Report above does not constitute "soliciting material" and will not be deemed "filed" or incorporated by reference into any of our filings under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act that might incorporate our SEC filings by reference, in whole or in part, notwithstanding anything to the contrary set forth in those filings.

COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION PHILOSOPHY

This Compensation Discussion and Analysis contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual compensation programs that we adopt in the future may differ materially from current or planned programs as summarized in this discussion.

Our compensation philosophy is guided by our belief that achievement of our business goals depends on attracting and retaining executives with an appropriate combination of creative skill and managerial expertise. Our compensation program is designed to attract such executives and align their total compensation with the short and long-term performance of the Company. The Company's compensation program is composed of base salary, annual bonus and equity compensation.

- We provide our senior executives with base salaries commensurate with their backgrounds, skill sets and responsibilities;
- We pay annual bonuses that are intended to reward our executives for on-the-job performance; and
- We make equity awards that vest over time in order to induce executives to remain in our employ and to align their interests with those of our other stockholders. We are moving towards equity compensation packages based primarily on stock options and performance restricted stock units ("PRSUs") because we believe these longer-term awards better align our executives' interests with those of other stockholders.

The Compensation Committee reviews and administers the compensation program for each of our named executive officers ("NEOs"), certain other senior executives, and Martha Stewart. For more information on the scope and authority of the Compensation Committee, see "Meetings and Committees of the Board – Compensation Committee," above.

Adjustments to compensation typically are set at a meeting early in the calendar year after reviewing performance for the past year and prospects for the year ahead. In 2009, because of the changes in the composition and structure of our senior management, including the departure of our Co-Chief Executive Officer ("Co-CEO"), Wenda Millard, and the hiring of a new Chief Financial Officer ("CFO") and General Counsel, compensation decisions and adjustments with respect to several NEOs were made throughout the year.

In 2009, the compensation paid to Ms. Millard, our former Co-CEO, was based on her employment and separation agreements. Her compensation is discussed below under the heading "Executive Compensation Agreements." The compensation paid to Allison Jacques, our interim Principal Financial and Accounting Officer, is discussed below under the heading "Other Arrangements."

APPROACH TO ESTABLISHING TOTAL COMPENSATION LEVELS

Internal Review

Our executives receive a mix of base salary, performance-based bonuses and long-term equity awards. We arrive at total compensation levels by determining appropriate levels for each element. The relative weight of each element is determined by the Compensation Committee based on its assessment of the effectiveness of each element in supporting our short-term and long-term strategic objectives. Base salary, benefits and performance-based bonuses relate to short-term incentives and encourage short-term performance; options which vest over time, and PRSUs, which vest at the end of a performance period, encourage a focus on achieving long-term performance goals. In most cases, base salary represents less than half of each NEO's potential compensation at target performance levels, reflecting the importance of performance-based compensation. The mix of compensation for NEOs is more heavily leveraged toward variable, performance-based compensation than for the balance of the executive population because the actions of the NEOs have a greater influence on Company performance. The emphasis on variable, performance-based elements is structured to align actual compensation with stockholder value.

We generally tie incentive compensation packages to a number of factors, including financial measures (*e.g.*, consolidated net income (loss) before interest income or expense, taxes, depreciation and amortization, impairment, non-cash equity compensation expense and other expense (including loss on equity securities) ("adjusted EBITDA")). We consider adjusted EBITDA an important indicator of operational strength because it captures all of the revenue and ongoing operating expenses of our businesses and is a measure widely used in the media and entertainment industry.

Our Executive Chairman and PEO is responsible for identifying qualified candidates for the Company's executive team. He is also responsible for negotiating compensation packages for new hires and current executives, consistent with our compensation philosophy, with the involvement (and subject to the approval) of Ms. Stewart and, where appropriate, other senior executives, as well as the Compensation Committee in the case of the NEOs. In approving new hires and in determining compensation for current NEOs, our Compensation Committee considers many variables, including each candidate's respective experience. While not formulaic or exhaustive, the variables the Compensation Committee has considered in the past include:

- the experience, knowledge, and performance of the senior executive in question;
- the competitive market for similar executive talent;
- how critical the retention of any particular executive is to achieving the Company's strategic goals;
- the performance of the Company (and each of its operating segments) against internal performance targets;
- how well an executive works across business segments to promote overall corporate goals;
- future potential contributions of the executive;
- pre-existing employment agreements between the Company and an NEO; and
- compensation at former employers, in the case of new hires.

Based on this analysis, as described below, the Compensation Committee makes determinations as to each element of the compensation package, weighing each component in its discretion based on the facts and circumstances surrounding each NEO's employment agreement or annual review.

Market Review

In 2009, the Compensation Committee continued its relationship with Frederic W. Cook & Co. ("FWC") as its independent compensation consultant to provide advice to the Committee on the compensation program structure and individual compensation arrangements. FWC was selected by and reports to the Compensation Committee and does not provide any other services to the Company.

In 2009, FWC provided a peer group proxy analysis of twenty-four companies (the "peer group") selected with greater emphasis on industry rather than size for use in connection with evaluating the compensation of Mr. Koppelman, Ms. Marino and Ms. Turner. The peer group used in 2009 was comprised of the following companies:

1-800-Flowers.com
American Greetings
Cablevision
Kenneth Cole
Discovery Communications
Dreamworks Animation
Elizabeth Arden
Perry Ellis
Estee Lauder
Guess
IAC/Interactivecorp
The Knot
Lifetime Brands
Liz Claiborne
Media General
Meredith Corp.
The New York Times
Playboy Enterprises
Polo Ralph Lauren
Scholastic
Scripps Networks Interactive
Sirius XM Radio
Steve Madden
World Wrestling Entertainment

The data was collected from the most recently available proxy statements of these companies. In its decisions, discussed below, the Compensation Committee targeted compensation within the range of compensation paid by the peer group, but did not aim to meet specific benchmarks or percentiles.

ANALYSIS OF ELEMENTS OF TOTAL COMPENSATION

Base Salaries

While we believe it is appropriate for an executive's total compensation package to be significantly conditioned on both the executive's and the Company's performance, we also recognize that base salary is an important element of consideration for services rendered by the executive. Accordingly, while we seek to keep base salaries competitive with the peer group, we also use our judgment to determine specific pay levels necessary to attract and retain executive talent. In addition, base salaries relate to the scope of the executive's responsibility and his or her years of experience. Salary increases are based on the Compensation Committee's evaluation of current and anticipated future performance and, in some cases, reflect additional responsibilities.

Our April 2009 employment agreement with Ms. Stewart provides her with talent compensation in the amount of $2 million per year. In determining the level of talent compensation to be paid to Ms. Stewart, the Compensation Committee considered, among other factors, Ms. Stewart's length of service and experience, as well as how critical her service is to the Company. In addition, the Compensation Committee did an informal survey of compensation paid to other talent and determined that this salary level was appropriate for Ms. Stewart.

When we executed our employment agreement with Mr. Koppelman as our Executive Chairman and PEO in September 2008, we provided him a salary at the same $900,000 level that Susan Lyne, our previous CEO, was receiving at the time of her departure. In November 2009, Mr. Koppelman received a raise to $990,000 in recognition of his service as our Executive Chairman and PEO, taking into account peer group salaries reflected in FWC's proxy analysis. Our September 2008 employment agreement with Ms. Marino provided her with a salary of $650,000. In November 2009, Ms. Marino's salary was increased to $700,000 in recognition of her service, taking into account peer group salaries reflected in FWC's proxy analysis.

Our March 24, 2009 employment agreement with Kelli Turner provided for a salary of $375,000, which was less than the salary of the previous CFO. In November 2009, Ms. Turner's salary was increased to $425,000 to make her salary more competitive with the peer group as reflected in FWC's proxy analysis. Neither Peter Hurwitz nor Gael Towey had or has an employment agreement with the Company. Mr. Hurwitz became the Company's General Counsel in September of 2009. His annualized salary for 2009 was $350,000. Ms. Towey's base salary of $458,507 in 2009 was unchanged from 2008 and 2007.

Annual Bonuses

Our compensation philosophy has included granting annual bonuses. These bonuses are designed to reflect the overall financial performance of the Company against pre-determined annual goals set by the Compensation Committee, and the individual's execution of his or her job responsibilities, although the Compensation Committee retains discretion to adjust all awards. At target levels and beyond, these bonuses can represent a material part of our NEOs' total compensation.

We award bonuses pursuant to the Martha Stewart Living Omnimedia, Inc. Annual Incentive Plan and, where applicable, the individual's employment agreement. Target bonuses are set as a percentage of annual base salary. We believe that senior executives can have the greatest direct impact on the Company's overall results, and therefore we typically set their bonus targets at a higher percentage of base salaries than other employees. Mr. Koppelman, Ms. Marino and Ms. Turner each have bonus targets of 100% of their base salaries and Mr. Koppelman and Ms. Marino have maximum bonuses of 150% provided for in their employment agreements. Ms. Stewart has a target bonus of $1 million with a maximum annual bonus of 150% of that amount. Mr. Hurwitz and Ms. Towey have targets of 70% of their base salaries. Senior executives, except those paid on a commission basis, generally have targets ranging from 10% to 70%, depending on responsibilities, title and seniority. Both Ms. Turner and Mr. Hurwitz commenced employment in 2009; under the terms of Ms. Turner's employment agreement, her bonus was not prorated for the term of her employment during 2009 while Mr. Hurwitz's bonus was prorated.

The Compensation Committee determined that bonuses for 2009 for the NEOs would be based primarily on the Company's achievement of an adjusted EBITDA target of $13.3 million, which had been set by the Compensation Committee in 2009, and then potentially adjusted based on individual performance and contributions to the Company. Even though the Company exceeded the adjusted EBITDA target by $2 million, the Compensation Committee determined that bonuses would generally be set at 66.7% of a person's respective target for all employees because some portion of the adjusted EBITDA achieved by the Company related to one-time gains. What follows are some of the contributions made by each NEO during 2009, and the resulting payment:

	Bonus	Percent of Target	Contribution
Martha Stewart	$ 666,667	66.7%	Ms. Stewart continued to make substantial contributions to the Company's marketing and creative efforts across all of the Company's media platforms.
Charles Koppelman	$ 659,999	66.7%	Mr. Koppelman consummated a merchandising arrangement with Home Depot, Inc. which will help the Company diversify its merchandising offerings in the wake of the expiration of the Kmart agreement. He also hired a new CFO and a new General Counsel.
Robin Marino	$ 466,669	66.7%	Ms. Marino continued to grow the Macy's business and the crafts business at Michael's and other stores. She also implemented the roll-out of the Home Depot relationship. Ms. Marino also oversaw the successful consolidation of the Company offices at the current Starrett-Lehigh location.
Kelli Turner	$ 283,332	66.7%	Ms. Turner took control of the Finance and several administrative departments, implemented cost savings throughout the Company and built relationships and credibility with analysts and brokers.
Peter Hurwitz	$ 61,250	100.0%	Mr. Hurwitz assumed leadership of the legal department, successfully disposed of certain ongoing litigation matters, assisted with the wind-down of the Kmart agreement and implemented additional procedures and controls.
Gael Towey	$160,496	50.0%	Ms. Towey operated as both the Chief Creative Officer of the Company as well as the Acting Editor-in-Chief of *Martha Stewart Living Magazine*.

The bonus payments to the NEOs were paid 50% in cash and 50% in fully vested Company stock in lieu of cash, except in the case of Ms. Stewart, who received all cash.

In addition to the above, Ms. Stewart was paid $114,231, which amount represents the first quarter guaranteed bonus she was entitled to under her previous employment agreement.

The Compensation Committee has decided that adjusted EBITDA, among other factors, will be used in determining whether bonuses will be paid for 2010.

Long-Term Incentive Compensation

To succeed in our business goals, we need to recruit and retain key executives and creative talent. One tool to achieve this is to grant annual equity awards. Because these awards vest over time, they provide an incentive to stay with the Company over the long term. (During 2009, the Compensation Committee extended the vesting period of

option awards from three years to four years.) These equity awards also provide flexibility to the Compensation Committee to reward superior (or reflect subpar) performance by senior executive officers.

Long-term incentive awards are typically granted annually (or, in the case of new hires, at the time they join the Company). However, there may also be awards made at other times during the year in connection with promotions or other unique circumstances.

All equity awards made since May 2008 were made pursuant to our Omnibus Plan, which was approved at our May 2008 annual meeting of stockholders. In 2008, we adopted a guideline on equity issuances. Under the guideline, unless otherwise specified, awards of equity determined during the course of any calendar month become effective on the first business day of the following calendar month. We then issue and price equity awards on that first business day of the month with an exercise price or value, as the case may be, equal to the closing price of our Class A Common Stock on that day. All stock options granted by the Company have been nonqualified stock options priced at fair market value, as defined in the applicable plan, which for the Omnibus Plan is the closing price of our Class A Common Stock on the date the grant is effective.

When determining the magnitude of a grant to an NEO or other senior executive, we consider the executive's level of responsibility, competitive practices, and other relevant factors. We tend to make these awards in bands that correlate closely to an executive's title (*e.g.*, Senior Vice Presidents receive larger awards than Vice Presidents), but, as noted above, an individual executive's performance in the prior fiscal year might result in his or her receiving a greater or lesser grant. In the past few years, the Compensation Committee has shifted the mix of equity awards, emphasizing options and PRSUs over restricted stock. Although changes to the accounting treatment for stock options as a result of the implementation of FASB ASC Topic 718 have made options less attractive to us because we have to recognize a charge for the value of an option when granted that might be disproportionate to the value received by the recipient upon exercise, we believe options further align the interests of recipients with those of stockholders. If the stock price drops, the award may lose its entire value. In March 2009, we also added PRSUs as an instrument in our equity compensation arrangements. Since, as described below, payouts under the PRSUs are based upon achievement of adjusted EBITDA targets, we believe these awards give added financial incentives to our NEOs to bring about long-term, Company-wide improvements in adjusted EBITDA, thereby further aligning the executives' interests with those of our other stockholders. Both options and PRSUs help us retain our executives by increasing the overall future value of their total compensation by having the awards vest over a period of years or upon the completion of a performance period, as applicable.

On March 2, 2009, the Company granted both options and PRSUs to the NEOs and several other employees deemed critical to the business as set forth in the table below. The PRSUs represent the right to acquire a number of shares of our Class A Common Stock, if any, depending upon the Company's cumulative adjusted EBITDA over a performance period that began on January 1, 2009 and ends on December 31, 2011. Originally, 50% of the shares were intended to vest at 80% of target, 80% of the shares at 90% of target and all of the shares at 100% of target (with amounts between interpolated). In March 2010, in recognition of changing economic conditions and to ensure the continued retention and motivation of key employees, the Compensation Committee reduced the cumulative adjusted EBITDA target of these PRSUs, but also eliminated any vesting below 100% of the performance target.

	Options	PRSUs
Martha Stewart	850,000	–
Charles Koppelman	550,000	70,000
Robin Marino	330,000	70,000
Gael Towey	22,500	3,750
Wenda Harris Millard	330,000	70,000

On April 1, 2009, in connection with her employment agreement, Kelli Turner received an option to acquire 180,000 shares of our Class A Common Stock; she also received 40,000 PRSUs with the same performance conditions (including adjustments) as those that were granted on March 2, 2009, more fully described above. On October 1, 2009, in connection with his employment, Peter Hurwitz received an option to acquire 100,000 shares of our Class A Common Stock.

All of the above options vest ratably over a four-year period (25% on each anniversary).

On March 1, 2010, the Company made additional awards of both options and PRSUs to the NEOs, as set forth in the table below:

	Options	PRSUs
Martha Stewart	300,000	–
Charles Koppelman	100,000	100,000
Robin Marino	70,000	70,000
Kelli Turner	50,000	50,000
Peter Hurwitz	20,000	29,500
Gael Towey	2,000	5,000

All of these options also vest ratably over a four-year period (25% on each anniversary). The 2010 PRSUs are tied to the Company's achievement of cumulative adjusted EBITDA over a performance period that began on January 1, 2010 and ends on December 31, 2012. If 100% of the performance target is achieved, 100% of the PRSUs will vest on March 1, 2013; if 90% of the performance target is achieved, 80% of the PRSUs will vest on such date; and if 80% of the performance target is achieved, 50% of the PRSUs will vest on such date. None of the PRSUs will vest if less than 80% of the performance target is achieved.

Perquisites and Personal Benefits

We generally do not provide our NEOs with perquisites found at many other companies. However, see "Executive Compensation Agreements" and "Certain Relationships and Related Party Transactions – Transactions with Martha Stewart" for a discussion of the benefits received by Ms. Stewart pursuant to her employment agreement, as well as the Intangible Asset License Agreement, respectively. Amounts payable to Ms. Stewart pursuant to these arrangements are included in the "All Other Compensation" column of the "Summary Compensation Table."

We also provide Ms. Stewart and Mr. Koppelman with use of a Company aircraft. Ms. Stewart and Mr. Koppelman may use our aircraft for personal travel on a limited basis, however, Ms. Stewart did not make any personal use of the aircraft in 2009; and Mr. Koppelman reimbursed the Company for the personal use he made of our aircraft.

Senior management is eligible to participate in the Company's 401(k) plan on the same terms as other eligible management-level employees, which includes receiving Company matching contributions.

Separation Arrangements

In line with our efforts to attract and retain executives with creative skill and managerial excellence, we have entered into employment agreements with Mr. Koppelman, Ms. Stewart, Ms. Marino and Ms. Turner that provide for benefits in connection with certain termination events. Ms. Towey is covered by the Martha Stewart Living Omnimedia, Inc. 2008 Executive Severance Pay Plan, and Mr. Hurwitz is entitled to one year of salary and bonus in the event of termination without cause. These arrangements are described below under "Potential Payments Upon Termination or Change in Control." Ms. Millard left our employment during 2009. We executed a separation agreement with Ms. Millard in April 2009 giving her certain separation benefits. The separation benefits received by Ms. Millard are described below under "Executive Compensation Agreements."

Other Arrangements

Ms. Jacques had operated as the interim Principal Financial and Accounting Officer between January 1, 2009 and March 30, 2009. (Ms. Turner assumed the position of CFO on March 31, 2009.) Ms. Jacques' base salary in 2009 was $259,615. She has a target bonus of 40% of her base salary. She received a bonus of $65,998 on December 7, 2009, payable 50% in cash and 50% in fully vested Company stock in lieu of cash. This amount represented 60% of her target bonus. In addition, Ms. Jacques received a special bonus of $30,000 in fully vested

Company stock in consideration for her role as interim Principal Financial and Accounting Officer prior to Ms. Turner's arrival. During the period she served as interim Principal Financial and Accounting Officer, she received options for 37,500 shares and 6,250 PRSUs with the same terms (including later modifications) as the other NEOs.

Employee Stock Ownership/Retention Guidelines

In December 2009, the Compensation Committee revised the Company's stock ownership guidelines. Like the previous guidelines adopted in May of 2005, these guidelines are intended to encourage executive officers to maintain an equity interest in the Company to help further align their interests with the interests of other stockholders. Each executive officer must attain the following ownership requirements within a five year period. The targets apply to shares owned outright.

Principal Executive Officer:	60,000 shares
All other executive officers:	20,000 shares

Officers who do not meet the ownership test are required to hold 75% of vested shares (net of shares withheld for tax obligations) until such time as the applicable target is achieved. This requirement does not, however, apply to shares granted as part of a bonus payment.

Currently, Mr. Koppelman, Ms. Marino, Ms. Towey and Ms. Turner hold shares in excess of the required number, and Mr. Hurwitz is deemed to be in compliance with these guidelines while he accrues the share threshold required of him pursuant to this policy.

Ms. Stewart owns more than a majority of the Company's stock.

Tax Issues

The Compensation Committee also oversees compliance with Internal Revenue Code Section 162(m), which generally disallows a tax deduction to public companies for compensation over $1 million paid to the CEO or any of the other four most highly compensated executive officers, subject to certain exceptions. The Compensation Committee believes, however, that in certain circumstances, factors other than tax deductibility take precedence when determining the forms and levels of executive compensation most appropriate and in the best interests of the Company and our stockholders. Accordingly, the Compensation Committee has from time to time approved elements of compensation for certain officers that are not fully deductible and reserves the right to do so in the future, when appropriate.

The table that follows summarizes the total compensation paid or earned by each NEO as well as our Founder, for the fiscal year ended December 31, 2009.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compen-sation ($) (3)	All Other Compen-sation ($)	Total ($)
Charles Koppelman	2009	912,115	–	–	475,730	659,999	74,214[4]	2,122,062
Executive Chairman and Principal Executive Officer	2008	152,308	–	3,641,951	1,982,739	67,500	2,171,759	8,016,257
Kelli Turner CFO	2009	279,327	–	–	215,606	283,332	1,489[5]	779,754
Martha Stewart	2009	1,714,423	3,114,231[6]	–	735,219	666,667	3,512,791[7]	9,743,331
Founder/Chief Editorial,	2008	900,000	495,000	–	1,920,000	–	3,685,067	7,000,067
Media and Content Officer	2007	900,000	495,000	–	–	378,000	288,854	2,061,854
Robin Marino	2009	656,731	–	–	285,438	466,669	9,672	1,418,510
President and CEO of	2008	599,449	150,000[8]	519,650	1,095,237	83,550	50,342	2,498,228
Merchandising	2007	495,000	–	716,500	–	440,000	57,992	1,709,492
Peter Hurwitz General Counsel	2009	80,769	–	–	278,859	61,248	3,558[9]	424,434
Gael Towey	2009	458,507	–	–	19,462	160,496	14,272[10]	652,737
Editorial Director/	2008	458,507	–	93,150	256,000	48,143	15,022	870,822
Former Chief Creative Officer	2007	458,507	–	235,500	–	325,000	9,072	1,028,079
Allison Jacques Controller/interim Principal Financial and Accounting Officer	2009	259,615	–	30,000[11]	32,436	65,998	8,160	396,209
Wenda Harris Millard	2009	240,000	–	–	485,942[12]	–	8,154	734,095
Former President of	2008	603,045	–	519,650	1,096,288	83,550	22,487	2,325,020
Media, Co-CEO	2007	253,083	890,000	1,509,858	35,476	–	30,215	2,718,631

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(1) Amounts represent the aggregate grant date fair value computed in accordance FASB ASC Topic 718. For each of the restricted stock awards made under the Omnibus Plan, grant date fair value was calculated using the closing price on the grant date multiplied by the number of shares. For each of the restricted stock awards made under the 1999 Stock Incentive Plan, grant date fair value was calculated using the closing price on the date prior to the grant date multiplied by the number of shares. These amounts do not represent the actual value that may be realized by the NEOs. Some of the 2009 stock awards were in the form of PRSUs. Based on the probable outcome of the performance conditions associated with the PRSUs, the grant date fair value was zero, which was the estimated aggregate compensation cost to be recognized over the service period, determined as of the grant date under FASB ASC Topic 718. The values of the PRSUs at the grant date assuming the highest level of performance conditions, but excluding the amount of estimated forfeitures, are as follows:

Mr. Koppelman	$ 137,200
Ms. Turner	$ 106,400
Ms. Marino	$ 137,200
Ms. Towey	$ 7,350
Ms. Jacques	$ 12,250
Ms. Millard	$ 137,200

Please also refer to "Grants of Plan-Based Awards in 2009" for information on stock awards made in fiscal year 2009.

(2) Except as noted in footnote 14, amounts represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. For the assumptions used to determine the grant date fair value, see Note 9 to our 2009 audited financial statements contained in our Annual Report on Form 10-K. Please also refer to "Grants of Plan-Based Awards in 2009" for information on option awards made in fiscal year 2009.

(3) Amounts represent the actual annual incentive compensation awards earned with respect to each year by each NEO pursuant to our annual incentive plan. For additional information on these awards in 2009, see "Grants of Plan-Based Awards in 2009" below and "Compensation Discussion and Analysis" above. In 2009, all such awards except Ms. Stewart's were paid 50% in cash and 50% in fully vested shares of Class A Common Stock in lieu of cash amounting to the following: Mr. Koppelman, 63,461 shares; Ms. Turner, 27,243 shares; Ms. Marino, 44,872 shares; Mr. Hurwitz, 5,889 shares; Ms. Towey, 15,432 shares; and Ms. Jacques, 6,346 shares. Ms. Stewart's award was paid 100% in cash.

(4) Mr. Koppelman's 2009 other compensation of $74,218 consists of $60,000 for his use of a driver, as well as matching contributions to the 401(k) plan and life insurance premiums.

(5) Ms. Turner's 2009 other compensation includes a $182 tax gross-up related to commuter expenses.

(6) This amount represents a $3,000,000 make-whole/retention payment paid to Ms. Stewart upon the execution of her new employment agreement (a portion of which may be forfeited in certain circumstances) and a $114,231 first quarter guaranteed bonus under her previous employment agreement. Please also refer to "Executive Compensation Agreements – Employment Agreement with Martha Stewart" for a further discussion of Ms. Stewart's current employment agreement.

(7) Ms. Stewart's 2009 other compensation consists of (i) $2,569,402 in fees and expenses for which we are responsible under the Intangible Asset License Agreement; (ii) $311,579 in one-time insurance premium reimbursements; (iii) $178,663 of union required and other fees earned as talent on our television show; (iv) $178,352 for security services; (v) $105,452 for the portion of personnel costs for individuals performing work for Ms. Stewart for which we were not reïmbursed; (vi) a $100,000 non-accountable expense allowance under the employment agreement that was in effect before April 1, 2009; (vii) $49,440 for a weekend driver; and (viii) life insurance premiums, expenses for personal fitness provided in her capacity as on-air talent and telecommunications services. See "Certain Relationships and Related Party Transactions – Transactions with Martha Stewart."

(8) Ms. Marino was paid a spot bonus in the amount of $150,000 on May 6, 2008.

(9) Mr. Hurwitz's 2009 other compensation includes a $17 tax gross-up related to commuter expenses.

(10) Ms. Towey's 2009 other compensation includes a $4,600 location fee.

(11) On December 7, 2009, Ms. Jacques was paid a bonus in the amount of $30,000 for her work as interim Principal Financial and Accounting Officer through March 30, 2009, which was paid in 5,769 fully vested shares of Class A Common Stock.

(12) Ms. Millard was awarded an option for 330,000 shares of Class A Common Stock in March 2009. As a result of her separation, she forfeited 230,000 shares in April 2009, and the remaining portion of the option was modified. (See "Executive Compensation Arrangements – Employment and Separation Agreements with Wenda Harris Millard," below.) The amount represents the grant date fair value of the option for 330,000 shares ($285,438), as well as the incremental fair value of the modified award as of the modification date in accordance with FASB ASC Topic 718 ($200,504).

GRANTS OF PLAN-BASED AWARDS IN 2009

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Possible Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Charles Koppelman	N/A	–	990,000	1,485,000						–	–
	3/2/2009				35,000	70,000	–				–
	3/2/2009								550,000 (3)	1.96	475,730
Kelli Turner	N/A	–	425,000	–							–
	4/1/2009				20,000	40,000	–				–
	4/1/2009								180,000 (4)	2.66	215,606
Martha Stewart	N/A	–	1,000,000	1,500,000	–	–	–				–
	3/2/2009								850,000 (3)	1.96	735,219
Robin Marino	N/A	–	700,000	1,050,000							–
	3/2/2009				35,000	70,000	–				–
	3/2/2009								330,000 (3)	1.96	285,438
Peter Hurwitz	N/A	–	61,250	–	–	–	–				–
	10/1/2009								100,000 (5)	5.80	278,859
Gael Towey	N/A	–	320,954	–							–
	3/2/2009				1,875	3,750	–				–
	3/2/2009								22,500 (3)	1.96	19,462
Allison Jacques	N/A	–	110,000	–							
	3/2/2009				3,125	6,250	–				–
	3/2/2009								37,500 (3)	1.96	32,436
	12/7/2009							5,769 (6)			
Wenda Harris Millard	N/A	–	557,000	835,500							–
	3/2/2009				35,000	70,000	–				–
	3/2/2009			1,500,000					330,000 (7)	1.96	485,942

(1) Amounts represent target amounts payable to each NEO pursuant to each officer's employment agreement, offer letter or pursuant to the 2009 annual incentive plan (which plan does not have specific thresholds or maximums), as applicable. For the actual amounts paid to each officer pursuant to this plan, see the Non-Equity Incentive Plan Compensation column of the "Summary Compensation Table" above.

(2) The PRSUs represent the right to acquire a number of shares depending upon the Company's cumulative adjusted EBITDA over a performance period that began on January 1, 2009 and ends on December 31, 2011. The PRSU's vest based on performance. None of the PRSUs were to vest if the Company failed to meet 80% of the cumulative adjusted EBITDA target; 50% were to vest at 80% of the target and 80% were to vest at 90% of the target. Based on the probable outcome of the performance conditions associated with the PRSUs, the grant date fair value was zero. In March 2010, in recognition of changing economic conditions and to ensure continued retention and motivation of key employees, the targets were reduced to a level then considered probable of achievement. For a further discussion of this adjustment, see "Compensation Discussion and Analysis – Long-Term Incentive Compensation" above. Ms. Millard forfeited her PRSUs at the time of her separation.

(3) Twenty-five percent of the shares subject to the option vested on March 2, 2010. The remaining shares subject to the option will vest in approximately equal amounts on each of March 2, 2011, March 2, 2012 and March 2, 2013.

(4) Twenty-five percent of the shares subject to the option vested on April 1, 2010. The remaining shares subject to the option will vest in approximately equal amounts on each of April 1, 2011, April 1, 2012 and April 1, 2013.

(5) Twenty-five percent of the shares subject to the option will vest on each of October 1, 2010, October 1, 2011, October 1, 2012 and October 1, 2013.

(6) On December 7, 2009, Ms. Jacques was paid a bonus in the amount of $30,000 for her work as interim Principal Financial and Accounting Officer through March 30, 2009, all of which was paid in fully vested shares of Class A Common Stock.

(7) Ms. Millard was awarded an option to purchase 330,000 shares of Class A Common Stock in March 2009. As a result of her separation, she forfeited 230,000 shares in April 2009, and the remaining portion of the option was modified. See "Executive Compensation Agreements – Employment and Separation Agreements with Wenda Harris Millard." All 100,000 remaining shares will vest on October 20, 2010 if Ms. Millard is not in breach of certain obligations specified in her employment agreement. Upon vesting, Ms. Millard has 12 months to exercise the modified option. The amount in the "Grant Date Fair Value of Each Stock and Option Award" column represents the grant date fair value of the option for 330,000 shares ($285,438), as well as the incremental fair value of the modified award as of the modification date in accordance with FASB ASC Topic 718 ($200,504).

EXECUTIVE COMPENSATION AGREEMENTS

EMPLOYMENT AGREEMENT WITH CHARLES KOPPELMAN

Charles Koppelman became our Executive Chairman and PEO in July 2008. On September 17, 2008, we entered into an employment agreement with Mr. Koppelman in that capacity.

The employment agreement with Mr. Koppelman is in effect until December 31, 2012. The agreement automatically extends for additional 12-month periods thereafter unless either the Company or Mr. Koppelman provides written notice to the other of its intention not to extend the agreement by June 30th before the then-scheduled expiration date. Mr. Koppelman's agreement provided for an annual base salary of $900,000, subject to increase at the discretion of the Board. The Compensation Committee increased Mr. Koppelman's base salary to $990,000, effective November 1, 2009. The agreement also provides for an annual cash bonus of 100% of base

salary, with a maximum bonus of 150% of base salary, based on achievement of goals to be established by the Compensation Committee. For 2009, Mr. Koppelman received a bonus of $659,999 or 66.7% of his target award, paid approximately half in cash and half in fully vested Class A Common Stock in lieu of cash. See "Compensation Discussion and Analysis – Analysis of Elements of Total Compensation – Annual Bonuses" for a discussion of 2009 Company targets and Mr. Koppelman's contributions.

In connection with his employment agreement, we granted Mr. Koppelman a restricted stock award of 425,000 shares of our Class A Common Stock on October 1, 2008, of which 100,000 shares will vest if and only if the fair market value (as defined in the Omnibus Plan) of the Class A Common Stock is at least $15 on each of the immediately preceding 60 consecutive trading days during the initial Employment Term (as defined in the employment agreement); and 100,000 shares will vest if and only if the fair market value of the Class A Common Stock is at least $25 on each of the immediately preceding 60 consecutive trading days during the initial Employment Term. In connection with his employment agreement, Mr. Koppelman also received an option to purchase 600,000 shares of Class A Common Stock on October 1, 2008. The agreement contemplates that, in the discretion of the Board or the Compensation Committee, Mr. Koppelman would receive additional equity awards. On March 2, 2009, we awarded Mr. Koppelman an option to purchase 550,000 shares of our Class A Common Stock at an exercise price of $1.96 per share and PRSUs for 70,000 shares (as described in more detail in "Grants of Plan-Based Awards in 2009").

The Company agreed to reimburse Mr. Koppelman up to $60,000 per year for the use of a driver, and, to the extent feasible and available, will provide Mr. Koppelman with office space for others working with him on non-Company related matters, the cost of which will be reimbursed to the Company by Mr. Koppelman. Mr. Koppelman is entitled to participate in our employee benefit plans, policies, programs, perquisites and arrangements that we provide generally to our similarly situated employees (excluding for this purpose Martha Stewart) to the extent he meets the eligibility requirements for any such plan, policy, program, perquisite or arrangement. We reimburse Mr. Koppelman for all reasonable business expenses, including first class transportation or travel on a private plane to the extent that the private plane is available.

The agreement contains customary confidentiality, non-competition, non-solicitation, non-disparagement and indemnification provisions. Under the agreement, the Executive Chairman cannot compete with the Company for an 18-month period following termination (unless the agreement expires in accordance with its term or Mr. Koppelman terminates the agreement for "good reason") and may not solicit Company personnel for a 24-month period following termination.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance payments payable under Mr. Koppelman's employment agreement.

EMPLOYMENT AGREEMENT WITH MARTHA STEWART

On April 9, 2009, the Company entered into an amended and restated employment agreement with Martha Stewart, effective as of April 1, 2009, which agreement replaced the existing employment agreement between the Company and Ms. Stewart that was scheduled to expire in September 2009. The new agreement extends until March 31, 2012.

Under the new agreement, for her services as a performer, for making public appearances, and as an author and provider of content, Ms. Stewart is entitled to talent compensation of $2 million per year, subject to annual review by the Board and increases in the Board's discretion. Ms. Stewart is also entitled to an annual bonus in an amount determined by the Compensation Committee based on the achievement of the Company and individual performance goals established by the Compensation Committee for each fiscal year, with a target annual bonus equal to $1 million and a maximum annual bonus equal to 150% of the target amount. For 2009, Ms. Stewart received a bonus of $666,667, or 66.7% of her target award, paid in cash. See "Compensation Discussion and Analysis – Analysis of Elements of Total Compensation – Annual Bonuses" for a discussion of 2009 Company targets and Ms. Stewart's contributions. Ms. Stewart also received a $3 million make-whole/retention payment in connection with her execution of the agreement, which amount is subject to pro-rata forfeiture in the event Ms. Stewart terminates the agreement without good reason (as defined in the agreement) or the Company terminates the agreement with cause

(as defined in the agreement). If Ms. Stewart serves as on-air talent on shows other than *The Martha Stewart Show* produced after April 1, 2009, she is entitled to additional compensation to be determined by mutual agreement of Ms. Stewart and the Board (or if they cannot agree, by an independent expert), as well as 10% of the adjusted gross revenues (as defined in the agreement) associated with re-runs of such shows.

Ms. Stewart is entitled to participate in all of the Company's welfare benefit plans and programs for the benefit of senior executives, on a basis no less favorable than in effect immediately prior to April 1, 2009, and is eligible to participate in all pension, retirement, savings and other employee benefit plans and programs maintained for the benefit of senior executives, other than any equity-based incentive plans, severance plans, retention plans and any annual cash incentive plan, on a basis no less favorable than in effect immediately prior to that date, although she may receive annual grants of stock options, in the discretion of the Board. On March 2, 2009, we awarded Ms. Stewart an option to purchase 850,000 shares of our Class A Common Stock at an exercise price of $1.96 per share (as described in more detail in "Grants of Plan-Based Awards in 2009").

Ms. Stewart is entitled to reimbursement for all business, travel and entertainment expenses on a basis no less favorable than in effect immediately prior to April 1, 2009 and subject to the Company's current expense reimbursement policies. The Company must also provide Ms. Stewart with automobiles and drivers on a basis no less favorable than in effect immediately prior to April 1, 2009 and must also pay for or reimburse her for certain security and communications expenses.

The employment agreement contains customary confidentiality, non-competition, non-solicitation and indemnification provisions. Under the agreement, Ms. Stewart cannot compete with the Company or solicit its employees during her term of employment. In addition, if Ms. Stewart's employment is terminated by the Company for cause or by Ms. Stewart without good reason, the non-competition and non-solicitation restrictions continue for 12 months after the termination of employment. The non-disparagement provisions, which preclude both the Company and Ms. Stewart from making disparaging or derogatory statements about the other in communications that are public or that may be reasonably expected to be publicly disseminated to the press or the media, apply during her term of employment and for two years thereafter in all events.

See "Certain Relationships and Related Party Transactions – Transactions with Martha Stewart" for a discussion of certain payments constituting Other Compensation. See also "Potential Payments Upon Termination or Change in Control" for a discussion of severance payments payable under Ms. Stewart's employment agreement.

EMPLOYMENT AGREEMENT WITH ROBIN MARINO

We executed an agreement with Robin Marino, effective as of June 11, 2008 and extending until December 31, 2011 pursuant to which she currently serves as Chief Executive Officer and President – Merchandising.

The agreement automatically extends for additional 12-month periods thereafter unless either the Company or Ms. Marino provides written notice to the other of its intention not to extend before the then-scheduled expiration date. The annual base salary set forth in Ms. Marino's employment agreement was $650,000, subject to increase by the Board. The Compensation Committee increased Ms. Marino's annual salary to $700,000 effective November 1, 2009. In addition, Ms. Marino is eligible for an annual cash bonus of 100% of base salary, with a maximum bonus of 150% of base salary, based on achievement of goals established by the Compensation Committee. For 2009, Ms. Marino received a bonus of $466,669 or 66.7% of target, paid approximately half in cash and half in fully vested Class A Common Stock in lieu of cash. See "Compensation Discussion and Analysis – Analysis of Elements of Total Compensation – Annual Bonuses" for a discussion of 2009 Company targets and Ms. Marino's contributions.

In connection with her employment agreement, Ms. Marino received a restricted stock award of 50,000 shares of our Class A Common Stock and an option to acquire 100,000 shares. The agreement contemplates that Ms. Marino will continue to participate in our annual stock incentive program and receive awards as determined by the Compensation Committee from time to time. On March 2, 2009, we awarded Ms. Marino an option to purchase 330,000 shares of our Class A Common Stock at an exercise price of $1.96 per share and PRSUs for 70,000 shares (as described in more detail in "Grants of Plan-Based Awards in 2009").

Ms. Marino is entitled to participate in our employee benefit plans, policies, programs, and arrangements that we provide generally to our similarly situated employees (excluding for this purpose Martha Stewart) to the extent she meets the eligibility requirements for any such plan, policy, program, perquisite or arrangement.

The agreement also contains customary confidentiality, non-competition, non-solicitation, non-disparagement and indemnification provisions. Under the agreement, Ms. Marino cannot solicit Company personnel or compete with the Company in connection with her line of business for the 18-month period following termination (unless, in the case of the non-compete, the agreement expires in accordance with its term).

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change of control payments payable under Ms. Marino's employment agreement.

EMPLOYMENT AGREEMENT WITH KELLI TURNER

The Company entered into an employment agreement with Kelli Turner on March 24, 2009 pursuant to which she serves as the Company's Executive Vice President and Chief Financial Officer. The agreement commenced on March 31, 2009 and has a two-year term. The annual base salary set forth in Ms. Turner's employment agreement was $375,000, subject to increase by the Board. The Compensation Committee increased Ms. Turner's annual salary to $425,000 effective November 1, 2009. In addition, Ms. Turner is eligible for an annual cash bonus with a target of 100% of base salary, based upon, among other criteria, assessment of her performance and overall Company financial performance. For 2009 her bonus was $283,332 or 66.7% of target (paid approximately half in cash and half in fully vested Class A Common Stock in lieu of cash).

Ms. Turner received an option to purchase 180,000 shares of our Class A Common Stock on April 1, 2009, of which 45,000 shares vested on April 1, 2010, with the remaining shares vesting in equal amounts on the second, third and fourth anniversaries of the date of grant pursuant to the employment agreement. The option has a 10-year term. In addition, Ms. Turner received a grant of 40,000 PRSUs (as described in more detail in "Grants of Plan-Based Awards in 2009").

Ms. Turner is entitled to participate in our employee benefit plans, policies, programs, and arrangements that we provide generally to our similarly situated employees (excluding for this purpose Martha Stewart) to the extent she meets the eligibility requirements for any such plan, policy, program, perquisite or arrangement.

The agreement also contains customary confidentiality, non-competition, non-solicitation, non-disparagement and indemnification provisions. Under the agreement, Ms. Turner cannot compete with the Company for the 12-month period following termination and may not solicit Company personnel for a 24-month period following termination. See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change of control payments payable under Ms. Turner's employment agreement.

EMPLOYMENT AND SEPARATION AGREEMENTS WITH WENDA HARRIS MILLARD

We executed an employment agreement with Wenda Harris Millard pursuant to which she served as Co-CEO and President – Media. The agreement was effective June 11, 2008 and had a term that extended until December 31, 2011. The annual base salary set forth in the agreement was $650,000, subject to increase by the Board. In addition, Ms. Millard was eligible for an annual cash bonus of 100% of base salary, with a maximum bonus of 150% of base salary, based on achievement of goals established by the Compensation Committee. On March 2, 2009, we awarded Ms. Millard an option to purchase 330,000 shares of our Class A Common Stock at an exercise price of $1.96 per share and PRSUs for 70,000 shares (as described in more detail in "Grants of Plan-Based Awards in 2009").

On April 20, 2009, we entered into a separation agreement and related waiver and release of claims with Ms. Millard (collectively, the "Separation Agreement"). The Separation Agreement provided that she resign as the Company's Co-CEO and President – Media, terminating her employment as of April 20, 2009. It also provided that we pay Ms. Millard's unpaid salary and accrued vacation time through the date of termination. In addition, for execution of the waiver and release and cooperation with the Company in effecting an orderly transition, we amended Ms. Millard's March 2, 2009 option to purchase 330,000 shares of the Company's Class A Common Stock to (i)

reduce the number of shares subject to the option to 100,000, (ii) specify that the revised option will vest on the 18 month anniversary of the date of termination, provided Ms. Millard is not in breach of obligations included in her employment agreement with the Company (which would include confidentiality, non-competition, non-solicitation and non-disparagement obligations), and (iii) allow the option to be exercisable for 12 months after vesting. All other unvested equity held by Ms. Millard terminated.

COMPENSATION OF OTHER NAMED EXECUTIVE OFFICERS

None of Ms. Towey, Mr. Hurwitz or Ms. Jacques is subject to an employment agreement, although each would be entitled to payments in the event of certain terminations, as set forth under "Potential Payments Upon Termination or Change in Control." Each also received equity awards during 2009, either as part of a series of on-going awards (in the cases of Ms. Towey and Ms. Jacques) or in connection with initial employment (in the case of Mr. Hurwitz). Each also received bonuses as participants in the Martha Stewart Living Omnimedia, Inc. Annual Incentive Plan, as set forth in the "Summary Compensation Table." For a discussion of factors contributing to the bonus payments, see "Compensation Discussion and Analysis – Analysis of Elements of Total Compensation – Annual Bonuses."

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2009

	Option Awards (1)				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Charles Koppelman	25,000		10.61	7/22/2014				
	200,000		28.55	1/24/2015				
	200,000		20.35	10/27/2015				
	7,500		17.31	5/17/2016				
	7,500		18.09	5/17/2017				
	7,500		9.09	5/20/2018				
	198,000	402,000 (3)	8.53	9/30/2015				
		550,000 (4)	1.96	2/28/2019				
					133,333 (3)	658,665		
							200,000 (5)	988,000
							70,000 (6)	345,800
Kelli Turner		180,000 (7)	2.66	3/31/2019			40,000 (6)	197,600
Martha Stewart	150,000		15.90	2/15/2012				
	150,000		26.56	2/25/2010				
	247,500	502,500 (8)	7.04	3/02/2015				
		850,000 (4)	1.96	2/28/2019				
Robin Marino	99,000	201,000 (8)	7.04	3/02/2015				
	33,000	67,000 (3)	8.53	9/30/2015				
		330,000 (4)	1.96	2/28/2019				
					5,100 (9)	25,194		
					1,029 (10)	5,083		
					10,050 (11)	49,647		
					6,800 (12)	33,592		
					33,500 (3)	165,490		
							70,000 (6)	345,800
Peter Hurwitz	–	100,000 (13)	5.80	9/30/2019				
Gael Towey	21,000		6.78	8/9/2012				
	33,000	67,000 (8)	7.04	3/02/2015				
		22,500 (4)	1.96	2/28/2019				
					4,250 (9)	20,995		
					10,050 (11)	49,647		
							3,750 (6)	18,525
Allison Jacques	9,900	20,100 (8)	7.04	3/02/2015				
		37,500 (4)	1.96	2/28/2019				
					1,700 (14)	8,398		
					5,025 (8)	24,824		
							6,250 (6)	30,875
Wenda Harris Millard		100,000 (15)	1.96	10/20/2011				

(1) Options are granted at an exercise price equal to the fair market value on the date of grant. Under the Martha Stewart Living Omnimedia, Inc. Amended and Restated 1999 Employee Stock Incentive Plan, fair market value is defined as the closing price of Class A Common Stock on the last business day before the grant. Under the Omnibus Plan, fair market value is defined as the closing price of Class A Common Stock on the date of grant.

(2) Market value is calculated by multiplying the number of shares that have not vested by $4.94, the closing market price of the Class A Common Stock on December 31, 2009.

(3) Of these shares, 49.2% will vest on October 1, 2010, and the remaining 50.8% will vest on October 1, 2011.

(4) Twenty-five percent of the shares subject to this option vested on March 2, 2010. An additional 25% will vest on each of March 2, 2011, March 2, 2012 and March 2, 2013.

(5) Of these shares, 100,000 will vest if and only if the fair market value of the Class A Common Stock is at least $15 on each of the immediately preceding 60 consecutive trading days and 100,000 shares will vest if and only if the fair market value is at least $25 on each of the immediately preceding 60 consecutive trading days.

(6) These PRSUs represent the right to acquire a number of shares of Class A Common Stock depending upon the Company's cumulative adjusted EBITDA over a performance period that began on January 1, 2009 and ends on December 31, 2011. The PRSUs vest based on performance. None of the PRSUs were to vest if the Company failed to meet 80% of the cumulative adjusted EBITDA target; 50% were to vest at 80% of the target and 80% were to vest at 90% of the target. In March 2010, the Company reduced the adjusted EBITDA targets but also eliminated any vesting below 100% of target. See "Compensation Discussion and Analysis – Long-Term Incentive Compensation," above.

(7) Twenty-five percent of the shares subject to this option vested on April 1, 2010. An additional 25% will vest on each of April 1, 2011, April 1, 2012 and April 1, 2013.

(8) Of these shares, 49.2% will vest on July 15, 2010 and the remaining 50.8% will vest on August 15, 2011.

(9) These shares vested on January 1, 2010.

(10) These shares vested on February 27, 2010.

(11) Of these shares, 49.2% vested on February 6, 2010 and the remaining 50.8% will vest on February 6, 2011.

(12) These shares will vest on April 27, 2010.

(13) Twenty-five percent of the shares subject to this option will vest on each of October 1, 2010, October 1, 2011, October 1, 2012 and October 1, 2013.

(14) These shares vested on March 1, 2010.

(15) These shares will vest on October 20, 2010 if Ms. Millard complies with the obligations set forth in her separation agreement. See "Executive Compensation Arrangements – Employment and Separation Agreements with Wenda Harris Millard," above.

OPTION EXERCISES AND STOCK VESTED DURING 2009

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#) (3)	Value Realized on Vesting ($) (1)
Charles Koppelman (2)	—	—	91,667	531,669
Kelli Turner	—	—	—	—
Martha Stewart	—	—	—	—
Robin Marino	—	—	38,248	155,833
Peter Hurwitz	—	—	—	—
Gael Towey	—	—	13,325	32,430
Allison Jacques	—	—	6,251	17,119
Wenda Harris Millard	—	—	4,950	11,930

(1) Value realized was calculated by multiplying (i) the number of shares vested by (ii) the closing price of the Class A Common Stock on the date of vesting.

(2) Our policy governing transactions in our securities by directors, officers and employees permits our officers, directors and certain other persons to enter into trading plans complying with Rule 10b5-1 under the Exchange Act. We have been advised that on November 9, 2009, Charles Koppelman entered into a trading plan in accordance with Rule 10b5-1 and our policy governing transactions in our securities.

(3) Does not include a $30,000 bonus paid to Ms. Jacques in the form of 5,769 fully vested shares of Class A Common Stock or non-equity incentive plan compensation paid 50% in cash and 50% in fully vested shares of Class A Common Stock in lieu of cash amounting to the following: Mr. Koppelman, 63,461 shares; Ms. Turner, 27,243 shares; Ms. Marino, 44,872 shares; Mr. Hurwitz, 5,889 shares; Ms. Towey, 15,432 shares; and Ms. Jacques, 6,346 shares.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The tables below show certain potential payments that would have been made to an incumbent NEO had a termination hypothetically occurred on December 31, 2009 under various scenarios, or had a change in control hypothetically occurred on December 31, 2009. In accordance with SEC rules, the potential payments were determined under the terms of each NEO's respective employment agreement or governing severance plan as in effect on that date. The terms of these agreements, including the obligations of the NEOs in respect of non-competition, non-solicitation and non-disparagement following termination, are detailed above under "Executive Compensation Agreements" above.

The tables do not include the value of vested but unexercised stock options as of December 31, 2009. The Benefit Continuation expense was calculated using COBRA rates for medical, dental, vision and life insurance coverage as in effect on December 31, 2009, except where otherwise specified. The footnotes to the tables describe the assumptions used in estimating the amounts set forth in the tables. Because the payments to be made to an NEO or the value of accelerated equity awards depend on several factors, the actual amounts to be paid out or the value received upon an NEO's termination of employment or upon a change in control can only be determined at the time of the event. In all events of termination, an NEO is entitled to earned but unpaid salary, bonus (if any), benefits (including accrued vacation), and unreimbursed business expenses through the date of termination. This table assumes that our pay period ended on, and included pay for, December 31, 2009, and that there was no accrued vacation at such date. Ms. Millard terminated her employment with us during 2009. Her actual separation benefits are detailed above under "Executive Compensation Agreements – Employment and Separation Agreements With Wenda Harris Millard" above.

Charles Koppelman:	Cash Severance ($) (1)	Benefit Continuation ($)	Value of Accelerated Equity Awards (2)		Total ($)
			Options ($)	Restricted Stock ($)	
Change in Control	—	—	1,639,000	658,665	2,297,665
Termination by Company without "cause"/by employee for "good reason" (3)	1,485,000	7,274	1,639,000	658,665	3,789,939
Termination for cause	—	—	—	—	—
Disability			—	—	—
Death	—	—	—	—	—

Kelli Turner:	Cash Severance ($) (1)	Benefit Continuation ($)	Value of Accelerated Equity Awards (2)		Total ($)
			Options ($)	Restricted Stock ($)	
Change in Control	—	—	410,400		410,400
Termination by Company without "cause"(4)	531,250	—	—	—	531,250
Termination for cause	—	—	—	—	—
Disability			—	—	—
Death	—	—	—	—	—

Martha Stewart:	Cash Severance ($) (1)	Benefit Continuation ($)	Value of Accelerated Equity Awards (2)		Total ($)
			Options ($)	Restricted Stock ($)	
Change in Control	—	—	2,533,000	—	2,533,000
Termination by Company without "cause"/by employee for "good reason" (5)	8,000,000	13,364	—	—	8,013,364
Termination for cause	—	—	—	—	—
Disability	500,000	—	—	—	4,500,000
Death	500,000	—	—	—	4,500,000

Robin Marino:	Cash Severance ($) (1)	Benefit Continuation ($)	Value of Accelerated Equity Awards (2)		Total ($)
			Options ($)	Restricted Stock ($)	
Change in Control	—	—	983,400	279,006	1,262,406
Termination by Company without "cause"/by employee for "good reason" (6)	1,050,000	9,914	983,400	279,006	2,322,320
Termination for cause	—	—	—	—	—
Disability			—	113,516	113,516
Death	—	—	—	113,516	113,516

Peter Hurwitz:	Cash Severance ($) (1)	Benefit Continuation ($)	Value of Accelerated Equity Awards (2)		Total ($)
			Options ($)	Restricted Stock ($)	
Change in Control	—	—	—	—	—
Termination by Company without "cause" (7)	175,000	—	—	—	175,000
Termination for cause	—	—	—	—	—
Disability	—	—	—	—	—
Death	—	—	—	—	—

Gael Towey:	Cash Severance ($) (1)	Benefit Continuation ($)	Value of Accelerated Equity Awards (2)		Total ($)
			Options ($)	Restricted Stock ($)	
Change in Control	—	—	67,050	70,642	137,692
Termination by Company without "cause"/by employee for "good reason" (8)	687,761	15,123	67,050	70,642	840,576
Termination for cause	—	—	—	—	—
Disability	—	—	—	70,642	70,642
Death	—	—	—	70,642	70,642

Allison Jacques:	Cash Severance ($) (1)	Benefit Continuation ($)	Value of Accelerated Equity Awards (2)		Total ($)
			Options ($)	Restricted Stock ($)	
Change in Control	—	—	111,750	33,221	144,971
Termination by Company without "cause" (9)	142,788	—	—	—	142,788
Termination for cause	—	—	—	—	—
Disability	—	—	—	33,221	33,221
Death	—	—	—	33,221	33,221

(1) As 2009 bonus payments were made to each of the NEOs prior to December 31, 2009, no additional bonus amounts would have been payable in connection with a termination as of that date. The bonus payments made for 2009 under the Martha Stewart Living Omnimedia, Inc. Annual Incentive Plan and, where applicable the individual's employment agreement, are reported in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table." The employment agreements for Mr. Koppelman, Ms. Marino and Ms. Turner provide for a pro rata bonus for the year of termination if performance targets are met and bonuses are paid to similarly situated executives with such bonuses to be paid at the time such other bonuses are paid. Mr. Hurwitz's offer letter provided for a six-month pro rated bonus if within six months of his start date he was terminated without cause, which payment increased after that first six months to the full bonus for the calendar year. Severance arrangements with Ms. Towey and Ms. Jacques do not include bonus payments. In addition, the value of any PRSUs outstanding as of December 31, 2009 is not included in this table since any termination before January 1, 2010 would result in forfeiture of the PRSUs.

(2) Based on the closing stock price of the Class A Common Stock on December 31, 2009 of $4.94. The value of the options is the difference between $4.94 and the applicable exercise price. Options with exercise prices that exceeded the closing price would not result in a benefit had the vesting of these options been accelerated, and therefore such options are not included in the table.

(3) Under Mr. Koppelman's employment agreement, he would have been entitled to receive a lump-sum payment equal to 18 months of salary, immediate vesting of any unvested option and restricted stock awards (but not performance shares); and continuation of coverage under our health insurance plan for two years at the active employee rate, or less if Mr. Koppelman obtains subsequent employer-provided coverage; in all cases subject to his execution of a release in favor of the Company.

(4) Under Ms. Turner's employment agreement, she would have been entitled to receive continued payment of base salary for the remainder of her employment term (through March 31, 2011), subject after the first three months to reduction by the amounts earned in alternate employment, and subject further to the execution of a release in favor of the Company.

(5) Under Ms. Stewart's employment agreement, in the event of her death, the Company remains obligated to pay the talent compensation (less long-term disability payments) until March 31, 2012. If she is disabled, the talent compensation continues unless the agreement is terminated, in which event the Company remains obligated to pay the talent compensation (less long-term disability payments) until March 31, 2012. (Amounts in the table reflect the full talent compensation without reduction.) Also, under Ms. Stewart's employment agreement, if the Company terminates her employment without cause or she terminates her employment for good reason, she would be entitled to a lump-sum payment equal to the sum of: (a) talent compensation and accrued vacation pay (which for purposes of this table we are assuming is zero) through the date of termination, (b) $3,000,000, and (c) the higher of (1) $5,000,000 or (2) three times the highest annual bonus paid with respect to any fiscal year beginning during the term of the agreement. In such cases, the Company must also continue to provide Ms. Stewart for the greater of the remaining term of the agreement or three years following the date of termination, the same medical, hospitalization, dental and life insurance coverage to which she was otherwise entitled under the agreement. Upon a termination by the Company without cause or her termination for good reason, the Company would also be required to continue to provide Ms. Stewart with the use of automobiles and drivers and to provide her with offices and assistants for three years.

The above table does not include any value for use of automobiles and drivers, offices and assistants by Ms. Stewart for a three-year period following such a termination, or payments that would result from the simultaneous termination of the Intangible Asset License Agreement and the Intellectual Property License Agreement. For more information, see "Certain Relationships and Related Party Transactions – Transactions with Martha Stewart."

(6) Under Ms. Marino's employment agreement, she would have been entitled to receive a lump-sum payment of 18 months of salary and immediate vesting of unvested restricted stock and option awards (other than the March 2008 award). Ms. Marino also would receive continuation of coverage under our health insurance plan for up to 18 months at the active employee rate, or less if Ms. Marino obtains subsequent employer-provided coverage; in all cases subject to her execution of a release in favor of the Company.

(7) Under Mr. Hurwitz's offer letter, he would have been entitled to receive a lump-sum payment of six months of salary had termination occurred on December 31, 2009, subject to the execution of a release in favor of the Company. After six months of employment, his entitlement to severance increased to one year of salary.

(8) Ms. Towey is covered by the Martha Stewart Living Omnimedia, Inc. 2008 Executive Severance Pay Plan and would have been entitled to receive continued payment of base salary for 18 months, immediate vesting of any unvested option and restricted stock awards, continuation of coverage under our health and life insurance plans until the 18-month anniversary of the executive's termination of employment (or, if earlier, until the executive becomes eligible for benefits of the same type under a plan of a subsequent employer), and up to $30,000 of outplacement benefits; in all cases subject to her execution of a release in favor of the Company.

(9) Under our severance policy, Ms. Jacques would have been entitled to 27 weeks of salary, subject to her execution of a release in favor of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents, as of April 8, 2010 (unless otherwise noted), information relating to the beneficial ownership of our common stock by (1) each person known by us to own beneficially more than 5% of the outstanding shares of either class of our common stock, (2) each of our directors, (3) each of the NEOs, and (4) all of our current executive officers and directors as a group. Except as otherwise indicated, the address of each is 601 West 26th Street, New York, New York 10001.

Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as otherwise indicated, each person has sole voting and investment power over the shares shown in this table. A person is also deemed to be the beneficial owner of any securities with respect to which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be beneficial owner of the same securities. Additionally, we have assumed the conversion of shares of Class B Common Stock into shares of Class A Common Stock for purposes of listing each of the Ms. Stewart's and the Martha Stewart Family Limited Partnership's ownership of Class A Common Stock (and all directors and executive officers as a group), but not in calculating the percentage of Class A Common Stock for any other holder or for calculating Martha Stewart's and the Martha Stewart Family Limited Partnership's ownership of Class B Common Stock.

Shares of Class B Common Stock may be converted on a one-for-one basis into shares of Class A Common Stock at the option of the holder. The percentage of votes for all classes is based on one vote for each share of Class A Common Stock and ten votes for each share of Class B Common Stock.

BENEFICIAL OWNERSHIP

	Class A Common Stock			Class B Common Stock		% Total Voting Power	
Name	Shares		%	Shares	%		
Martha Stewart	28,428,571	(1)	51.1	26,690,125	100.0	90.8	(2)
Alexis Stewart	28,362,133	(3)	51.0	26,690,125	100.0	90.8	(2)
Martha Stewart Family Limited Partnership	26,912,747	(4)	48.9	26,690,125	100.0	90.5	(2)
BlackRock, Inc.	1,978,047	(5)	7.0	—	—	*	
Charles Koppelman	1,315,526	(6)	4.5	—	—	*	
Charlotte Beers	86,738	(7)	*	—	—	*	
Frederic Fekkai	11,910		*	—	—	*	
Michael Goldstein	116,298	(8)	*	—	—	*	
Arlen Kantarian	88,064	(9)	*	—	—	*	
William Roskin	76,974	(10)	*	—	—	*	
Todd Slotkin	72,796	(11)	*	—	—	*	
Kelli Turner	57,736	(12)	*	—	—	*	
Robin Marino	311,283	(13)	1.1	—	—	*	
Peter Hurwitz	3,485		*	—	—	*	
Gael Towey	192,221	(14)	*	—	—	*	
Allison Jacques	9,900	(15)	*	—	—	*	
Wenda Harris Millard	22,107	(16)	*	—	—	*	
All directors and executive officers as a group (11 persons)	30,569,381	(17)	53.7	26,690,125	100.0	91.1	

* The percentage of shares or voting power beneficially owned does not exceed 1%.

(1) These shares include (i) 5,100 shares of the Class A Common Stock held by Ms. Stewart, (ii) 610,000 shares of the Class A Common Stock that are subject to exercisable options and (iii) 29,816 shares of Class A Common Stock held by the Martha Stewart 1999 Family Trust, of which Ms. Stewart is the sole trustee and as to which she has sole voting and dispositive power. These shares also include (a) 222,622 shares of Class A Common Stock held by the Martha Stewart Family Limited Partnership ("MSFLP"), of which Ms. Stewart is the sole general partner, (b) 26,690,125 shares of the Class B Common Stock, each of which is convertible at the option of the holder into one share of the Class A Common Stock, and all of which are held by MSFLP, (c) 37,270 shares of Class A Common Stock held by the Martha Stewart 2000 Family Trust, of which Ms. Stewart is a co-trustee, and (d) 10,648 shares of Class A Common Stock held by M. Stewart, Inc., the general partner of Martha Stewart Partners, L.P., of which Ms. Stewart is the sole director and as to which she has shared voting and dispositive power. In addition, Martha Stewart may be deemed to beneficially own 822,990 shares of Class A Common Stock held by the Martha and Alexis Stewart Charitable Foundation, for which Martha Stewart is a co-trustee and as to which she shares voting and dispositive power.

(2) Assumes no shares of Class B Common Stock are converted into shares of Class A Common Stock. Total voting power of the Company consists of all outstanding shares of Class A Common Stock (having one vote per share) and all outstanding Class B Common Stock (having 10 votes per share).

(3) Includes 5,046 shares of Class A Common Stock and 6,250 shares subject to an exercisable option, owned directly by Alexis Stewart, as to which she has sole voting and dispositive power. In addition, Alexis Stewart may be deemed to beneficially own 822,990 shares of Class A Common Stock held by the Martha and Alexis Stewart Charitable Foundation, for which Alexis Stewart is a co-trustee and as to which she shares voting and dispositive power. Ms. Alexis Stewart may also be deemed to beneficially own 27,527,847 shares of Class A Common Stock pursuant to (i) a revocable proxy, dated as of October 6, 2004, whereby Martha Stewart appointed Alexis Stewart as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by Martha Stewart from time to time, and a power of attorney, dated as of October 6, 2004, whereby MSFLP appointed Alexis Stewart as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by MSFLP from time to time. These shares include the following: (i) 5,100 shares of the Class A Common Stock held by Martha Stewart, (ii) 610,000 shares of Class A Common Stock owned by Martha Stewart that are subject to exercisable options, (iii) 222,622 shares of Class A Common Stock, all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP, and (iv) 26,690,125 shares of the Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock, and all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP and as to all of which she is deemed to share voting and dispositive power.

(4) Consists of (i) 26,690,125 shares of the Class B Common Stock, each of which is convertible at the option of the holder into one share of the Class A Common Stock, and all of which are held by MSFLP, and (ii) 222,622 shares of Class A Common Stock, all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP and as to which MSFLP is deemed to share voting and dispositive power.

(5) Based on a Schedule 13G filed on January 29, 2010. The address of BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

(6) Consists of 532,526 shares of Class A Common Stock and options to acquire 783,000 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days. Of such shares, 400,000 shares of Class A Common Stock are pledged to secure a loan.

(7) Consists of 31,322 shares of Class A Common Stock and options to acquire 55,416 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(8) Consists of 30,048 shares of Class A Common Stock, receipt of all of which has been deferred, and options to acquire 86,250 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(9) Consists of 34,224 shares of Class A Common Stock and options to acquire 53,840 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(10) Consists of 23,490 shares of Class A Common Stock and options to acquire 53,484 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(11) Consists of 23,490 shares of Class A Common Stock and options to acquire 55,416 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(12) Consists of 12,736 shares of Class A Common Stock and options to acquire 45,000 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(13) Consists of 96,783 shares of Class A Common Stock and options to acquire 214,500 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(14) Consists of 132,596 shares of Class A Common Stock and options to acquire 59,625 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(15) Consists of options to acquire 9,900 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(16) Assumes no sales or purchases of Class A Common Stock by Ms. Millard subsequent to termination of employment.

(17) Includes the rights to acquire Class A Common Stock as of April 8, 2010 or within 60 days detailed above in footnotes 1, 6, 7, 8, 9, 10, 11, 12 and 13.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) of our common stock with the SEC. Such persons are required by the SEC rules to furnish us with copies of all such forms they file. Based solely on a review of the copies of such forms furnished to us and/or written representations that no additional forms were required, we believe that all our officers, directors and greater than 10% beneficial owners timely filed all such required forms with respect to 2009 transactions.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

POLICIES AND PROCEDURES REGARDING TRANSACTIONS WITH RELATED PERSONS

Historically, including in 2009, we have had our officers, directors and significant stockholders answer a questionnaire asking them if they knew of any transactions related to the Company from which parties related to any such individuals have benefited. Our executives and directors were, and are, prohibited from allowing such relationships to affect the way they perform their duties. They also are required to disclose information regarding work with related parties to our executive office, which, in turn, provides information to the Audit Committee as appropriate to assess the validity of any such transaction.

On February 23, 2007, the Company adopted written related-person transaction policies and procedures to further the goal of ensuring that any related person transaction is properly reviewed, approved or ratified, if appropriate, and fully disclosed in accordance with applicable rules and regulations. The policies and procedures involve the evaluation of any transactions or arrangements between the Company and any related person (including but not limited to directors, director nominees, executive officers, greater than 5% stockholders and the immediate

family members of each of these groups) or any entity in which any related person has a direct or indirect material interest.

Under the related party policies and procedures, the directors, executive officers and employees of the Company are responsible for identifying and reporting any proposed transaction with a related person. Pursuant to these policies and the Company's Code of Ethics, if any director, officer or employee becomes aware of any transaction or arrangement that has taken place, may be taking place or may be about to take place involving the Company and any related person, that person is required immediately to bring the matter to the attention of the Company's General Counsel. The General Counsel then makes the determination as to whether such transaction or arrangement is a "related person transaction." For purposes of this determination, a related person transaction is any transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness), or any series of similar transactions, arrangements or relationships, in which (i) the aggregate amount involved will or may be expected to exceed $120,000, (ii) the Company is a participant, and (iii) any related person has or will have a direct or indirect material interest, although we do not consider compensation paid to an officer or director solely in connection with his/her services in such capacity as a "related person transaction." The General Counsel will present any related person transaction to the Audit Committee for its review. The Audit Committee will then meet, in person or by telephone, to review and discuss the proposed transaction. If the transaction involves a member of the Audit Committee, that Audit Committee member will not participate in the action regarding whether to approve or ratify the transaction.

The policies and procedures provide that all related person transactions are to be disclosed in the Company's filings to the extent required by the rules and regulations of the SEC and the NYSE.

TRANSACTIONS WITH MARTHA STEWART

Intangible Asset License Agreement

On June 13, 2008, we entered into an Intangible Asset License Agreement with MS Real Estate Management Company, an entity owned by Ms. Stewart. The Intangible Asset License Agreement is retroactive to September 18, 2007 and has a five-year term.

Pursuant to the Intangible Asset License Agreement, we pay an annual fee of $2 million for the perpetual, exclusive right to use Ms. Stewart's lifestyle intangible asset in connection with Company products and services and to access various real properties owned by Ms. Stewart during the term of the agreement. Typically, we make the yearly payment of $2 million on or about September 15 of each year; however, we amended the agreement such that for 2010, we made one payment of $950,000 on or about March 1, 2010 and will make one payment of $1 million on or about September 15, 2010, for a total payment of $1.95 million in lieu of $2 million. MS Real Estate Management Company is responsible, at its expense, to maintain, landscape and garden the properties in a manner consistent with past practices; provided, however that we are responsible for (i) approved business expenses associated with security and telecommunications systems, including security personnel, related to the properties, and (ii) up to $100,000 of approved and documented household expenses. See also "Summary Compensation Table."

The Intangible Asset License Agreement will terminate on any termination of Ms. Stewart's employment. If we terminate Ms. Stewart's employment without cause or she terminates her employment for good reason, each as defined in her employment agreement, we will be required to immediately pay any unpaid fees that would be due through the scheduled termination date of September 18, 2012. If we terminate her for cause or she terminates without good reason, no payments beyond the date of termination are required.

Intellectual Property License Agreement

We have entered into an Intellectual Property License and Preservation Agreement with Ms. Stewart dated as of October 22, 1999, pursuant to which Ms. Stewart has granted us an exclusive, worldwide, perpetual royalty-free license to use her name, likeness, image, voice and signature for our products and services. We are currently the owner of the primary trademarks employed in our business and, under the agreement, we generally have the right to develop and register in our name trademarks that incorporate the Martha Stewart name, such as Martha Stewart

Living, and to use these marks on an exclusive basis in and in connection with our businesses. If Ms. Stewart ceases to control us, we will continue to have the foregoing rights, including the right to use those marks for any new business as long as such new business is substantially consistent with the image, look and goodwill of the licensed marks at the time that Ms. Stewart ceases to control us.

In the event that we terminate Ms. Stewart's employment without cause or she terminates her employment for good reason, each as defined in her employment agreement, the license to existing marks will cease to be exclusive and we will be limited in our ability to create new marks incorporating her name, likeness, image, publicity and signature. In these circumstances, Ms. Stewart would receive the right to use her name in other businesses that could directly compete with us, including with our magazine, television and merchandising businesses. In addition, if Ms. Stewart's employment terminates under these circumstances, Ms. Stewart would receive in perpetuity a royalty of 3% of the revenues we derive from any of our products or services bearing any of the licensed marks. The Intellectual Property License and Preservation Agreement contains various customary provisions regarding our obligations to preserve the quality of the licensed marks and to protect these marks from infringement by third parties. The term of the license is perpetual; however, Ms. Stewart may terminate the license if we fail to make the royalty payments described above.

Split-Dollar Life Insurance Agreement

In 2001, we entered into a split-dollar life insurance agreement with Ms. Stewart and MSFLP, a partnership controlled by Ms. Stewart, pursuant to which we agreed to pay a significant portion of the premiums on two whole life insurance policies insuring Ms. Stewart. The policies were owned by and benefited MSFLP. The agreement provided that we would be repaid the cumulative premium payments made by us out of the policies' existing surrender value upon the earlier of Ms. Stewart's death or the voluntary termination of the arrangement by Ms. Stewart. Because of uncertainty as to whether such arrangements constituted prohibited loans to executive officers and directors after the enactment of the Sarbanes-Oxley Act in 2002, the split-dollar life insurance agreement was amended so that the Company would not be obligated to make further premium payments after 2002. Because the intent of the agreement was frustrated by the enactment of Sarbanes-Oxley and so that the Company and MSFLP could realize the existing cash surrender value of the policies rather than risking depleting the future surrender value, the Company, Ms. Stewart and MSFLP terminated the split-dollar agreement, as amended, effective November 9, 2009. The termination agreement provides that the Company is entitled to the cash surrender value, and Ms. Stewart will be reimbursed for the portion of the premiums paid by her, grossed up for taxes, if any. The Company received a total of $2.229 million in cash surrender value from the policies in November 2009, and the Company paid MSFLP $311,579 in December 2009.

OTHER RELATIONSHIPS

Ms. Margaret Christiansen, Ms. Stewart's sister-in-law, is a Senior Vice President, Business Manager of the Company and received approximately $200,633 in compensation in 2009, inclusive of non-cash equity compensation. Alexis Stewart, Ms. Stewart's daughter, and Jennifer Koppelman Hutt, Mr. Koppelman's daughter, have been employed by the Company and have served as co-hosts of a Company television show under agreements dated April 14, 2008 (which agreements, as amended on June 1, 2009, have now expired) and co-hosts of a Company radio show under agreements dated June 1, 2009. The talent services agreement provides for guaranteed salaries of $300,000 each for a period of twelve months, in exchange for radio services and certain other development services and rights. Pursuant to these and prior arrangements, the Company paid Alexis Stewart approximately $358,744 in 2009 and paid Jennifer Koppelman Hutt approximately $327,617 in 2009, in each case inclusive of non-cash equity compensation. The non-cash equity compensation in each case consisted of a single option to purchase the Class A Common Stock that has been valued for the purposes above using the Black-Scholes methodology (the assumptions for which are detailed in Note 9 to our 2009 audited financial statements contained in our Annual Report on Form 10-K).

REPORT OF THE AUDIT COMMITTEE

The primary purpose of the Audit Committee is to assist the Board in monitoring the integrity of our financial statements, our independent auditor's qualifications and independence, the performance of our independent auditor

and our compliance with legal and regulatory requirements. The Board, in its business judgment, has determined that all members of the Committee are "independent," as required by applicable listing standards of the NYSE applicable to Audit Committee members.

Management is responsible for the preparation, presentation and integrity of MSO's financial statements, accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditor for MSO's 2009 fiscal year, Ernst & Young LLP, was responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.

In performing its oversight role, the Audit Committee has reviewed and discussed the audited financial statements with management and the independent auditor as specified in its charter. The Audit Committee has also discussed with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Audit Committee has received the written disclosures and letter from the independent auditor required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with the independent auditor the independent auditor's independence.

Based on the reviews and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to in this report and in the charter, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not necessarily experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditor. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations, efforts and discussions referred to above do not assure that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles, or that Ernst & Young LLP is in fact "independent."

Members of the Audit Committee

Todd Slotkin (Chairperson)
Michael Goldstein
William Roskin

The Audit Committee report above does not constitute "soliciting material" and will not be deemed "filed" or incorporated by reference into any of our filings under the Securities Act or the Exchange Act that might incorporate our SEC filings by reference, in whole or in part, notwithstanding anything to the contrary set forth in those filings.

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP has served as our independent accounting firm since May 7, 2002. In performing its oversight role, the Audit Committee will review whether to retain Ernst & Young LLP as our independent accounting firm for 2010. A representative of Ernst & Young LLP is expected to be present at the Annual Meeting and will be given an opportunity to make a statement if he or she so chooses and is expected to be available to respond to appropriate questions.

The following table presents fees for professional services rendered by Ernst & Young LLP for the audit of the Company's annual financial statements for each of 2009 and 2008 and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q for those years, and fees billed for audit-related services, tax services and all other services rendered by Ernst & Young LLP for each of fiscal 2009 and 2008.

	2009	2008
Audit fees (1)	$ 896,140	$ 1,043,950
Audit-related fees (2)	33,000	33,000
Tax fees (3)	97,040	117,110
All other fees	—	—

(1) Audit fees include charges for audits of financial statements and internal control over financial reporting.

(2) Principally for audits of the financial statements of the Company's 401(k) employee benefit plan.

(3) Principally for corporate income tax compliance ($49,000 in 2009 and $35,000 in 2008), tax audits ($23,800 in 2009 and $26,647 in 2008) and miscellaneous tax matters ($24,240 in 2009 and $55,463 in 2008).

All audit-related services, tax services and other services performed in 2009 were pre-approved by the Audit Committee, which concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. The Audit Committee's Audit and Non-Audit Services Pre-Approval Policy provides for pre-approval of audit, audit-related and tax services on an annual basis and it also requires separate pre-approval for individual engagements anticipated to exceed pre-established thresholds. The policy authorizes the Audit Committee to delegate to one or more of its members pre-approval authority with respect to permitted services.

ANNUAL REPORTS

Upon written request to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 601 West 26th Street, New York, New York 10001, we will provide without charge a copy of our 2009 Annual Report on Form 10-K, including the financial statements and financial statement schedule filed therewith. We will also furnish a requesting stockholder with any exhibit not contained therein upon specific request. Our Annual Report on Form 10-K is not proxy soliciting material.

"HOUSEHOLDING" OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single Notice or set of proxy materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. The Company and some brokers will therefore send a single Notice or set of proxy materials to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive separate proxy solicitation materials or if you are receiving multiple copies of the proxy solicitation materials and wish to receive only one, please notify your broker if your shares are held in a brokerage account, or us if you hold registered shares. You can notify us by sending a written request to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 601 West 26th Street, New York, New York 10001, or call us at (212) 827-8000.

PROPOSALS OF STOCKHOLDERS

We currently intend to hold our 2011 Annual Meeting of Stockholders in May 2011. Stockholders who intend to have a director nomination or proposal considered for inclusion in our proxy materials for presentation at the 2011

Annual Meeting of Stockholders must submit the director nomination or proposal to us at our principal executive offices, addressed to our Corporate Secretary, no later than December 16, 2010. Assuming that the 2011 Annual Meeting of Stockholders is held no more than 30 days before, and no more than 60 days after, the anniversary date of the Company's 2010 Annual Meeting of Stockholders, stockholders who intend to present a proposal at the 2011 Annual Meeting of Stockholders without inclusion of such proposal in our proxy materials are required to provide us notice of such proposal no later than April 4, 2011 or earlier than March 5, 2011. In the event that the date of the 2011 Annual Meeting of Stockholders is more than 30 days before, or more than 60 days after, such anniversary date, notice of any such proposal must be provided to us no later than the later of the 60th day prior to the date of the 2011 Annual Meeting of Stockholders or the tenth day following the first public announcement of the date of the meeting or earlier than the close of business on the 90th day prior to the date of the 2011 Annual Meeting. Additionally, stockholders must comply with other applicable requirements contained in our by-laws. We reserve the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements contained in our by-laws and applicable laws.

OTHER MATTERS

Our Board has no knowledge of any other matters to be presented at the Annual Meeting other than those described herein. If any other business properly comes before the stockholders at the Annual Meeting, however, it is intended that the proxy holders will vote on such matters in accordance with their discretion.

YOUR VOTE IS IMPORTANT. OUR BOARD URGES YOU TO VOTE VIA INTERNET, TELEPHONE OR BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.

If you have any questions or need assistance in voting your shares, please contact Martha Stewart Living Omnimedia, Inc. at (212) 827-8455.

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